   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 18, 1999.


                                                      REGISTRATION NO. 333-85697
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                             ----------------------


                                Amendment No. 3

                                       to
                                   FORM S-1/A
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933
                             ----------------------

                              AETHER SYSTEMS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

             DELAWARE                             7373                            52-2186634
   (State or Other Jurisdiction       (Primary Standard Industrial             (I.R.S. Employer
of Incorporation or Organization)     Classification Code Number)            Identification No.)

                             ----------------------

                             11460 CRONRIDGE DRIVE
                          OWINGS MILLS, MARYLAND 21117
                                 (410) 654-6400
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ----------------------

                                 DAVID S. OROS
                CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                             11460 CRONRIDGE DRIVE
                          OWINGS MILLS, MARYLAND 21117
                                 (410) 654-6400
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                             ----------------------

                                with copies to:

               MARK A. DEWIRE, ESQ.                                 EVE N. HOWARD, ESQ.
             ROGER J. PATTERSON, ESQ.                             HOGAN & HARTSON L.L.P.
            WILMER, CUTLER & PICKERING                             555 13TH STREET, N.W.
                2445 M STREET, N.W.                               WASHINGTON, D.C. 20004
              WASHINGTON, D.C. 20037                                  (202) 637-5600
                  (202) 663-6000

                             ----------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED OCTOBER 18, 1999

PROSPECTUS
----------------

                                6,000,000 SHARES

                                 [AETHER LOGO]

                                  COMMON STOCK

                            ------------------------

        This is Aether Systems, Inc.'s initial public offering of common stock.


        We expect the public offering price to be between $13 and $15 per share. Currently, no public market exists for the shares. After pricing of the offering, the common stock will be quoted on the Nasdaq National Market under the symbol "AETH."


        INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

                            ------------------------

                                                      PER SHARE   TOTAL
                                                      ---------   -----
Public Offering Price................................     $         $

Underwriting Discount................................     $         $

Proceeds, before expenses, to Aether Systems, Inc....     $         $

        The underwriters may also purchase up to an additional 900,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over allotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

MERRILL LYNCH & CO.
                ROBERTSON STEPHENS
                                DONALDSON, LUFKIN & JENRETTE
                                            U.S. BANCORP PIPER JAFFRAY
                            ------------------------

                   The date of this prospectus is      , 1999

     DESCRIPTION OF INSIDE FRONT COVER: The inside front cover contains the Aether Systems logo and the slogan: "Real Intelligence. Real Time." Below the logo and slogan are photographs depicting three key aspects of our business: wireless enterprise services, Aether Intelligent Messaging and OpenSky.

     DESCRIPTION OF INSIDE GATEFOLD: At the top of the two-panel foldout is the following text: "How We Do It. . . Wireless data is complex. We handle every aspect of extending our customers' application to a variety of wireless networks and handheld devices."

     Graphics description: Below the text is a graphic depicting our business, roughly portraying the flow of information from our customers' data sources, through our software and network and customer support center, to various wireless data networks and finally to various wireless handheld devices. From left to right, this depiction shows:

- Icons, with brief text labels, representing the three major business segments Aether is targeting: Financial services (with the caption "Financial: Trading, Quotes, News & Alerts"), other industries (with the caption "Other Target
  Industries: Health Care, Transportation, Sales Force Automation") and OpenSky (with the caption "OpenSky Opportunities: Developing Smart Web and E-mail Access").

- Each of the above icons connects to a box with the Aether logo. Beneath the logo will be three separate boxes, each labelled for a different component of our offerings: "Software Development and Engineering;" "Secure, Reliable Network Operations Center" and "Complete Customer Support."

- From the Aether box, there is a set of lines that runs to a box with the Aether Intelligent Messaging logo, out of which there are lines pointing further to the right which connect to icons of radio antennas, depicting the various wireless data networks through which Aether delivers its services. These antennas carry the text: "Today's Networks" and "Tomorrow's Networks."

- From the antenna icons, curved lines depict radio waves radiating out to photographs of the various wireless handheld devices through which Aether delivers services. These devices include: A generic laptop computer of no particular brand; a Palm Computing device, a Windows CE notebook computer, a RIM 950 alphanumeric two-way pager and a wireless phone that is compatible with the Wireless Applications Protocol. The following text labels accompany the photographs: "Laptop computers," "Palm Computing devices," "Windows CE devices," "Text enhanced pagers," "WAP phones."

                               TABLE OF CONTENTS


                                                                PAGE
                                                                ----
Prospectus Summary..........................................      4
Risk Factors................................................      8
Forward Looking Statements..................................     15
Use of Proceeds.............................................     16
Dividend Policy.............................................     16
Capitalization..............................................     17
Dilution....................................................     18
Selected Consolidated Financial Data........................     19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     21
Business....................................................     29
Management..................................................     43
Transactions Between Aether and its Officers, Directors or
  Significant Stockholders..................................     54
Principal Stockholders......................................     58
Description of Capital Stock................................     61
Shares Eligible for Future Sale.............................     64
Underwriting................................................     66
Legal Matters...............................................     69
Experts.....................................................     69
Where You Can Find More Information.........................     69
Index to Consolidated Financial Statements..................    F-1

                               PROSPECTUS SUMMARY

     This summary does not contain all the information that may be important to you. You should read the entire prospectus carefully, including the financial data and related notes beginning on page F-1, before making an investment decision.

                                  OUR COMPANY


     We provide wireless data services and systems enabling people to use wireless handheld devices for real-time data communications and transactions. We offer a broad range of capabilities necessary to design, develop, sell and support a full range of wireless data services. We can offer these capabilities because of our engineering expertise, our wireless integration software and our customer service and network operations center.



     Our initial focus is on the financial services industry, including online trading. We currently offer the Reuters MarketClip service for financial market price quotes, alerts and information and TradeRunner, a real-time wireless trading and financial information service offered to the online customers of Discover Brokerage. We are developing similar services for other major financial institutions, including Charles Schwab. We recently acquired Mobeo, Inc., a provider of wireless foreign exchange information services, for a purchase price of $11.7 million in cash and options to acquire shares of our common stock. The Mobeo acquisition adds new services that complement our own, establishes our relationship with additional financial institutions and significantly increases our subscriber base. We are also targeting other industries, initially by licensing our package of wireless messaging software and software development tools known as Aether Intelligent Messaging, or AIM. Finally, we hold a 26% interest in OpenSky, a company we recently formed with 3Com Corporation, which will pursue the broader consumer and business mass market for wireless Internet access, e-mail and Internet and other electronic transactions.


     The market for wireless data applications is relatively undeveloped and has been hindered by significant technological challenges, including incompatible devices and networks, slow data speeds and uncertain security. We believe these complexities have given us the opportunity to establish a position as an early market leader in wireless data services.

     We have all the resources necessary to provide our customers with complete wireless data systems. We have a large, experienced development team, with 27 engineers who have worked an average of ten years in the wireless data field. We have developed the AIM package of wireless messaging software and software development tools, which serves as a bridge to integrate diverse corporate in-house data systems with a wide variety of wireless carrier networks and end user devices. We operate our own high-security network operations center, which connects customer and other data to wireless networks, and maintain our own customer service center. We have also cultivated close relationships with major wireless network carriers, including AT&T Wireless Services, Bell Atlantic Mobile and BellSouth Wireless Data and mobile equipment manufacturers, such as 3Com, Ericsson LM and Novatel Wireless, Inc.

     Our strategy. Our strategy is to be the dominant provider of wireless data services and systems by using our engineering expertise, our AIM package of wireless messaging software and software development tools, our customer service and network operations center and our other resources to offer businesses complete systems for wireless data communications and transactions. We seek to maximize recurring revenue initially by extending online trading and financial information services to personal organizers, notebook computers, pagers and mobile phones. Our strategy includes the key elements set forth below.

     - Develop the market for existing and new products in the financial services sector.

     - Expand into new industries and international markets.

     - Pursue mass-market opportunities, including wireless Internet access, e-mail and Internet and other electronic transactions.

     - Expand our customer base and strengthen the Aether brand through enhanced sales and marketing efforts.

     - Maintain and strengthen our strategic relationships with suppliers and customers.

     - Use the expertise we gain by providing engineering services to develop new Aether products.

     - Pursue selective acquisitions to expand our capabilities.

     Our services. We develop and support systems for businesses that allow their employees or customers to access information and conduct transactions using wireless handheld devices. Our services currently include delivering real-time wireless financial market information and trading capabilities to individual investors and financial market professionals. We also license the AIM package of wireless messaging software and development tools to software manufacturers and other corporations seeking to add wireless data capabilities and provide engineering services to businesses seeking to design, develop and support wireless data systems.

     Operating results. We had revenue of $1.4 million in 1996, $1.8 million in 1997, $1.5 million in 1998 and $787,000 in the first six months of 1999. We had net losses of $417,000 in 1996, $2.7 million in 1997, $4.7 million in 1998 and $4.3 million in the first six months of 1999. As of June 30, 1999, we had cumulative losses of $12.2 million. On a pro forma basis, giving effect to the Mobeo acquisition, we had revenue of $10.1 million in 1998 and $5.8 million in the first six months of 1999, and we had net losses of $6.8 million in 1998 and $5.2 million in the first six months of 1999.

     Other information. Aether is presently organized as a Delaware limited liability company known as Aether Systems LLC. Prior to the closing of this offering, each member of the limited liability company will contribute its units in the limited liability company to Aether Systems, Inc., a newly-formed Delaware corporation, in exchange for two and one-half shares of our common stock. Following this contribution, this limited liability company will merge into Aether. Unless otherwise indicated, all information in this prospectus gives effect to our conversion from a limited liability company to a corporation through this contribution and merger. All references to "we," "us," "our" or "Aether" in this prospectus mean Aether Systems, Inc. and its subsidiaries or Aether Systems LLC and its subsidiaries if the reference is as of a time before completion of the conversion.

     Our principal executive offices are located at 11460 Cronridge Drive, Owings Mills, Maryland 21117, and our telephone number is (410) 654-6400. We maintain a Web site at www.aethersystems.com. Information contained in our Web site does not constitute a part of this prospectus.

                                  THE OFFERING


Common stock offered by us........................  6,000,000 shares
Total common stock to be outstanding after the
  offering........................................  26,066,995 shares. We also will have outstanding after the offering options and warrants to
                                                    purchase 4,771,520 shares of our common stock.
Use of proceeds...................................  We intend to use approximately $14.8 million of net proceeds to repay in full all indebtedness
                                                    incurred under our senior secured interim credit
                                                    facility with Merrill Lynch & Co., one of the
                                                    underwriters of this offering, of which $11.7
                                                    million was used to purchase Mobeo, approximately
                                                    $0.8 million was used to pay fees and expenses
                                                    related to the credit facility and the remaining
                                                    $2.3 million was allocated for general corporate
                                                    purposes. In addition, we intend to use
                                                    approximately $2.5 million of the net proceeds to
                                                    exercise a warrant to increase our ownership in
                                                    OpenSky from 26% to up to 33% on a fully diluted
                                                    basis and approximately $2.0 million to expand our
                                                    network operations center over the next 12 months.
                                                    We currently intend to use the remaining net
                                                    proceeds from the offering for general corporate
                                                    purposes, which may include some or all of the
                                                    following:
                                                    - enhance our sales and marketing activities;
                                                    - fund cash flow deficits and working capital
                                                    needs;
                                                    - enhance Mobeo service offerings;
                                                    - fund potential future acquisitions; and
                                                    - maintain our interest in OpenSky.
Risk factors......................................  See "Risk Factors" beginning at page 8 for a discussion of factors you should consider
                                                    carefully before deciding to invest in shares of
                                                    our common stock.
Nasdaq National Market symbol.....................  AETH

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (in thousands, except share and per share data)


     The following table summarizes our statements of operations for each of the years ended December 31, 1996, 1997 and 1998 and for the six-month periods ended June 30, 1998 and 1999, and our balance sheet as of June 30, 1999. The pro forma consolidated financial information gives effect to the Mobeo acquisition. The pro forma net loss per share information gives effect to our conversion from a limited liability company to a corporation plus the offering of shares covered by this prospectus and the application of the net proceeds as described in "Use of Proceeds" at page 16. The pro forma consolidated as adjusted balance sheet information gives effect to the Mobeo acquisition and our conversion to a corporation plus the offering of shares covered by this prospectus and the application of the net proceeds as described in "Use of Proceeds" at page 16.


     We have provided the pro forma consolidated financial information and the pro forma consolidated as adjusted balance sheet for informational purposes only and you should not assume that our results would actually have been as shown if we had acquired Mobeo, converted to a corporation or completed the offering on the assumed dates, or that the information projects what our results will be as a result of the Mobeo acquisition or if we convert to a corporation or complete the offering. The pro forma consolidated statement of operations information assumes that the transactions occurred on January 1, 1998, and the pro forma consolidated balance sheet information assumes that the transactions occurred on June 30, 1999. See our and Mobeo's financial statements and notes to those statements included in this prospectus beginning on page F-1.

                                               YEAR ENDED DECEMBER 31,                          SIX MONTHS ENDED JUNE 30,
                                ------------------------------------------------------   ----------------------------------------
                                              HISTORICAL                      1998              HISTORICAL               1999
                                ---------------------------------------    PRO FORMA     -------------------------    PRO FORMA
                                   1996          1997          1998       CONSOLIDATED      1998          1999       CONSOLIDATED
                                -----------   -----------   -----------   ------------   -----------   -----------   ------------
STATEMENT OF OPERATIONS DATA:
Revenue:
 Subscriber revenue...........  $        --   $       161   $       549   $     9,130    $       125   $       599   $     5,646
 Engineering services
   revenue....................        1,355         1,625           963           963            436           188           188
                                -----------   -----------   -----------   -----------    -----------   -----------   -----------
 Total revenue................        1,355         1,786         1,512        10,093            561           787         5,834
Gross profit..................          348           493           411         5,951            190           136         3,426
Total operating expenses......          601         2,801         5,178        13,398          2,316         4,597         8,963
                                -----------   -----------   -----------   -----------    -----------   -----------   -----------
Operating loss................         (253)       (2,308)       (4,767)       (7,447)        (2,126)       (4,461)       (5,537)
                                -----------   -----------   -----------   -----------    -----------   -----------   -----------
Net loss......................  $      (417)  $    (2,747)  $    (4,693)  $    (6,843)   $    (2,119)  $    (4,320)  $    (5,161)
                                ===========   ===========   ===========   ===========    ===========   ===========   ===========
Pro forma net loss per
 share-basic and diluted......  $     (0.04)  $     (0.22)  $     (0.29)  $     (0.31)   $     (0.15)  $     (0.22)  $     (0.20)
                                ===========   ===========   ===========   ===========    ===========   ===========   ===========
Pro forma weighted average
 shares used in computing net
 loss per share-basic and
 diluted......................   10,554,795    12,655,901    15,916,383    21,916,383     14,270,568    19,877,855    25,877,855
                                ===========   ===========   ===========   ===========    ===========   ===========   ===========

                                                                        AS OF JUNE 30, 1999
                                                              ---------------------------------------
                                                                                          PRO FORMA
                                                                          PRO FORMA      CONSOLIDATED
                                                              ACTUAL   CONSOLIDATED(1)   AS ADJUSTED
                                                              ------   ---------------   ------------
BALANCE SHEET DATA:
 Cash and cash equivalents..................................  $ 457       $  3,542         $ 65,149
 Working capital (deficit)..................................  3,674        (10,199)          66,621
 Total assets...............................................  5,867         25,756           86,916
 Total debt(1)..............................................     --         14,830               --
 Members' capital...........................................  4,841          5,215               --
 Stockholders' equity.......................................     --             --           81,205

---------------

(1) We financed the acquisition of Mobeo with a senior secured interim credit facility, which will be repaid with the net proceeds of the offering.

                                  RISK FACTORS


     Investing in our common stock involves risks. You should carefully consider the following risks together with the other information contained in this prospectus before deciding to buy our common stock.


OUR FUTURE RESULTS ARE UNCERTAIN BECAUSE OUR HISTORICAL REVENUE WAS DERIVED FROM SERVICES OTHER THAN THOSE WE EXPECT TO BE THE FOCUS OF OUR BUSINESS IN THE FUTURE.

     We only have a limited history selling our current services on which you can evaluate our business, financial condition and operating results. Although we commenced operations in January 1996, until March 1997 all of our revenue came from engineering services and not from monthly service subscriptions or AIM licensing which we now provide and which will be our focus in the future. In 1997, 91.0% of our revenue was from engineering services and 9.0% was from subscriber revenue. In 1998, 63.7% of our revenue was from engineering services (or 9.5% on a pro forma basis including Mobeo) and 36.3% was from subscriber revenue (or 90.5% on a pro forma basis including Mobeo). In the first six months of 1999, 23.9% of our revenue was from engineering services (or 3.2% on a pro forma basis including Mobeo) and 76.1% was from subscriber revenue (or 96.8% on a pro forma basis including Mobeo). In addition, Transettlements and Reuters accounted for 61.4% of our engineering services revenue in 1998. We have not had any AIM licensing revenue through June 1999. Because of this change in focus, you should not rely on our past performance to evaluate our future performance.

WE HAVE HISTORICALLY INCURRED LOSSES AND THESE LOSSES MAY INCREASE IN THE
FUTURE.

     We reported net losses of $416,980, $2.7 million and $4.7 million for the years ended December 31, 1996, 1997 and 1998, respectively, and a net loss of $4.3 million for the six months ended June 30, 1999. Because we expect to continue to incur significant sales and marketing, systems development and administrative expenses, we will need to generate significant revenue to become profitable and sustain profitability on a quarterly or annual basis. We may not achieve or sustain our revenue or profit goals and our losses may continue or grow in the future. As a result, we may not be able to increase revenue or achieve profitability on a quarterly or annual basis.

THERE IS NO ESTABLISHED MARKET FOR OUR FINANCIAL DATA AND OTHER SERVICES AND WE MAY NOT BE ABLE TO SELL ENOUGH OF OUR SERVICES TO BECOME PROFITABLE.

     The markets for wireless data services and online trading are still emerging and continued growth in demand for and acceptance of these services remains uncertain. Current barriers to market acceptance of these services include cost, reliability, functionality and ease of use. We cannot be certain that these barriers will be overcome. We are currently developing financial trading services for Charles Schwab and Bear Stearns pursuant to preliminary agreements with these parties and we cannot assure you that Charles Schwab or Bear Stearns will enter into contracts for our services. Our competitors may develop alternative wireless data communications systems that gain broader market acceptance than our systems. If the market for our services does not grow or grows more slowly than we currently anticipate, we may not be able to attract customers for our services and our revenues would be adversely affected.

OUR ACQUISITION OF MOBEO, OUR ONLY ACQUISITION TO DATE, MAY NOT DELIVER THE VALUE WE PAID FOR IT AND MAY RESULT IN EXCESSIVE EXPENSES IF WE DO NOT SUCCESSFULLY INTEGRATE MOBEO OR IF THE COSTS AND MANAGEMENT RESOURCES WE EXPEND IN CONNECTION WITH THE INTEGRATION EXCEED OUR EXPECTATIONS.

     Our acquisition of Mobeo is our only acquisition to date. Mobeo's revenue was $8.6 million for the year ended December 31, 1998, which is more than five times our revenue for that period. We expect that the Mobeo acquisition will have a continuing, significant impact on our business, financial condition and operating results. The value of Mobeo may be less than the amount we paid for it if there is:

     - a decline of Mobeo's position in the foreign exchange information services market; or

     - a decline of the foreign exchange information services market in general.

     The expenses associated with acquiring Mobeo (or any other business we may acquire) may be greater, and the revenue may be smaller, than expected if:

     - we fail to assimilate the acquired assets with our pre-existing business;

     - we lose key employees of Mobeo or Aether as a result of the acquisition;

     - we are unable to operate effectively in the market for foreign exchange and commodities information;

     - our management's attention is diverted from other business concerns; or

     - we assume unanticipated liabilities related to the acquired assets.

     Further, we cannot guarantee that we will realize the benefits or strategic objectives we are seeking to obtain by acquiring Mobeo.

WE MAY NOT ACHIEVE PROFITABILITY IF WE ARE UNABLE TO MAINTAIN, IMPROVE AND DEVELOP THE WIRELESS DATA SERVICES WE OFFER.

     We believe that our future business prospects depend in part on our ability to maintain and improve our current services and to develop new ones on a timely basis. Our services will have to achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. As a result of the complexities inherent in our service offerings, major new wireless data services and service enhancements require long development and testing periods. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new services and service enhancements. Additionally, our new services and service enhancements may not achieve market acceptance. If we cannot effectively maintain, improve and develop services we may not be able to recover our fixed costs or otherwise become profitable.

IF WE DO NOT RESPOND EFFECTIVELY AND ON A TIMELY BASIS TO RAPID TECHNOLOGICAL CHANGE, OUR SERVICES MAY BECOME OBSOLETE AND WE MAY LOSE SALES.

     The wireless and data communications industries are characterized by rapidly changing technologies, industry standards, customer needs and competition, as well as by frequent new product and service introductions. Our services are integrated with wireless handheld devices and the computer systems of our corporate customers. Our services must also be compatible with the data networks of wireless carriers. We must respond to technological changes affecting both our customers and suppliers. We may not be successful in developing and marketing, on a timely and cost-effective basis, new services that respond to technological changes, evolving industry standards or changing customer requirements. Our ability to grow and achieve profitability will depend, in part, on our ability to accomplish all of the following in a timely and cost-effective manner:

     - effectively use and integrate new wireless and data technologies;

     - continue to develop our technical expertise;

     - enhance our wireless data, engineering and system design services;

     - develop applications for new wireless networks; and

     - influence and respond to emerging industry standards and other changes.

WE DEPEND UPON WIRELESS NETWORKS OWNED AND CONTROLLED BY OTHERS. IF WE DO NOT HAVE CONTINUED ACCESS TO SUFFICIENT CAPACITY ON RELIABLE NETWORKS, WE MAY BE UNABLE TO DELIVER SERVICES AND OUR SALES COULD DECREASE.

     Our ability to grow and achieve profitability partly depends on our ability to buy sufficient capacity on the networks of wireless carriers such as AT&T Wireless Services or Bell Atlantic Mobile and on the reliability and security of their systems. All of our services are delivered using airtime purchased from third parties. We depend on these companies to provide uninterrupted and "bug free" service and would not be able to satisfy our customers' needs if they failed to provide the required capacity or needed level of service. In addition, our expenses would increase and our profitability could be materially adversely affected if wireless carriers were to increase the prices of their services. Our existing agreements with the wireless carriers generally have one-year terms. Some of these wireless carriers are, or could become, our competitors and if they compete with us they may decline to provide us with their services.

WE DEPEND ON THIRD PARTIES, PARTICULARLY DISCOVER BROKERAGE, FOR THE MARKETING AND SALES OF SOME OF OUR SERVICES. IF THE MARKETING EFFORTS OF THESE THIRD PARTIES ARE NOT EFFECTIVE, WE MAY NOT ACHIEVE A PROFITABLE LEVEL OF SALES.

     We rely substantially on the efforts of others to market and sell some of our wireless data communications services, including wireless trading with Discover Brokerage. In 1998, third parties paid over $150,000 in marketing expenses related to our products, which represented 18% of our own sales and marketing expenses. We cannot control how those who sell and market our service perform and we cannot be certain that their performance will be satisfactory. If these third parties fail to market our services or their efforts fail to result in new customers, we may be unable to attract new customers and our revenue could be adversely effected.

OUR FAILURE TO DEVELOP RECOGNITION FOR THE AETHER BRAND COULD PREVENT US FROM ACHIEVING A PROFITABLE LEVEL OF SALES.

     Our sales and marketing activities to date have been limited. Our sales and marketing expenses were $840,455 for the year ended December 31, 1998 and $555,428 for the six months ended June 30, 1999. We intend to increase the market presence of our brand over time, which will require us to increase the amount we spend on sales and marketing. We have applied for, but have not received, federal trademark registrations for the names "Aether," "Aether Systems" or "AIM" and we may not be able to use these names effectively or at all if we fail to obtain such registrations due to conflicting marks or otherwise. As a result of the Mobeo acquisition, we expect to market Mobeo's products under their existing brands. We may lose existing customers or fail to attract new customers if the Aether and Mobeo brands are not well received by our customers, if our marketing efforts are not productive, if we are otherwise unsuccessful in increasing our brand awareness or if our competition has greater brand recognition.

WE MAY FAIL TO SUPPORT OUR ANTICIPATED GROWTH IN OPERATIONS WHICH COULD REDUCE DEMAND FOR OUR SERVICES AND MATERIALLY ADVERSELY AFFECT OUR REVENUE.

     Our business strategy is based on the assumption that the number of subscribers to our services, the amount of information they want to receive and the number of services we offer will all increase. We must continue to develop and expand our systems and operations to accommodate this growth. The expansion and adaptation of our customer service and network operations center requires substantial financial, operational and management resources. We may be unable to expand our operations for one or more of the following reasons:

     - we may not be able to locate or hire at reasonable compensation rates qualified engineers and other employees necessary to expand our capacity;

     - we may not be able to obtain the hardware necessary to expand our capacity;

     - we may not be able to expand our customer service, billing and other related support systems; and

     - we may not be able to obtain sufficient additional capacity from wireless carriers.

     Due to the limited deployment of our services to date, the ability of our systems and operations to connect and manage a substantially larger number of customers while maintaining superior performance is unknown. Any failure on our part to develop and maintain our wireless data services as we experience rapid growth could significantly reduce demand for our services and materially adversely affect our revenue.

WE DEPEND ON RECRUITING AND RETAINING KEY MANAGEMENT AND TECHNICAL PERSONNEL WITH WIRELESS DATA AND SOFTWARE EXPERIENCE AND WE MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS OR SUPPORT EXISTING PRODUCTS IF WE CANNOT HIRE OR RETAIN QUALIFIED EMPLOYEES.

     Because of the technical nature of our products and the dynamic market in which we compete, our performance depends on attracting and retaining key employees. Competition for qualified personnel in the wireless data and software industries is intense and finding qualified personnel with experience in both industries is even more difficult. We believe there are only a limited number of individuals with the requisite skills in the field of wireless data communication, and it is becoming increasingly difficult to hire and retain these persons. Competitors and others have in the past attempted, and may in the future attempt, to recruit our employees. Each of our 27 engineers has entered into a non-compete agreement with us for a period of ten months after they leave Aether. These agreements will not prevent our engineers from leaving or working for competitors relatively soon after they leave us.


     We currently maintain a key person life insurance policy for David S. Oros, our chairman, chief executive officer and president. We do not maintain insurance policies for any of our 82 other employees.


WE MAY NOT HAVE ADEQUATELY PROTECTED OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD ALLOW COMPETITORS TO DEVELOP SIMILAR PRODUCTS USING SIMILAR TECHNOLOGY AND THUS REDUCE OUR SALES AND REVENUE.

     We currently do not have patents on any of our intellectual property, and we cannot assure you we will be successful in protecting any of our intellectual property through patent law. We rely primarily on trade secret laws, copyright law and confidentiality agreements to protect our intellectual property. If we are not adequately protected, other companies with sufficient engineering expertise could quickly develop competing products based on our intellectual property and reduce our sales and thus our revenue.

WE MAY BE SUED BY THIRD PARTIES FOR INFRINGEMENT OF THEIR INTELLECTUAL PROPERTY RIGHTS AND INCUR COSTS OF DEFENSE AND POSSIBLY ROYALTIES OR LOSE THE RIGHT TO USE TECHNOLOGY IMPORTANT TO PROVIDING OUR SERVICES.

     The telecommunications and software industries are characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement or other violations of intellectual property rights. As the number of participants in our market increases, the possibility of an intellectual property claim against us could increase. Mobeo has received at least one claim that it has infringed patents developed by other parties. Any intellectual property claims, with or without merit, could be time-consuming and expensive to litigate or settle, could require us to enter into costly royalty arrangements and could divert management attention from administering our business.

WE MAY BE SUBJECT TO LIABILITY FOR TRANSMITTING INFORMATION, AND OUR INSURANCE COVERAGE MAY BE INADEQUATE TO PROTECT US FROM THIS LIABILITY.

     We may be subject to claims relating to information transmitted over systems we develop or operate. These claims could take the form of lawsuits for defamation, negligence, copyright or trademark infringement or other actions based on the nature and content of the materials. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

DISRUPTION OF OUR SERVICES DUE TO ACCIDENTAL OR INTENTIONAL SECURITY BREACHES MAY HARM OUR REPUTATION CAUSING A LOSS OF SALES AND COULD INCREASE OUR EXPENSES.

     A significant barrier to the growth of wireless data services or transactions on the Internet or by other electronic means has been the need for secure transmission of confidential information. Our systems could be disrupted by unauthorized access, computer viruses and other accidental or intentional actions. We may incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches. If a third-party were able to misappropriate our users' personal or proprietary information or credit card information, we could be subject to claims, litigation or other potential liabilities that could materially adversely impact our revenue and may result in the loss of customers.

ANY TYPE OF SYSTEMS FAILURE COULD REDUCE SALES, OR INCREASE COSTS OR RESULT IN CLAIMS OF LIABILITY.

     Our existing wireless data services-TradeRunner, Reuters MarketClip and its predecessor AirBroker and the Mobeo services-are dependent on real-time, continuous feeds from Reuters Selectfeed Plus and others. The ability of our subscribers to make securities trades through Discover Brokerage requires timely and uninterrupted connections with our wireless network carriers. Any disruption from our satellite feeds or backup landline feeds could result in delays in our subscribers' ability to receive information or execute trades. There can be no assurance that our systems will operate appropriately if we experience a hardware or software failure or if there is an earthquake, fire or other natural disaster, a power or telecommunications failure, an act of God or an act of war. A failure in our systems could cause delays in transmitting data, and as a result we may lose customers or face litigation that could involve material costs and distract management from operating our business.

OUR ABILITY TO SELL NEW AND EXISTING SERVICES AT A PROFIT COULD BE IMPAIRED BY COMPETITORS.


     Intense competition could develop in the market for services we offer. We developed our software using standard industry development tools. Many of our agreements with wireless carriers, wireless handheld device manufacturers and data providers are non-exclusive. Our competitors may use the same products and services in competition with us. With time and capital, it would be possible for competitors to replicate our services. Our competitors could include wireless network carriers such as AT&T Wireless Services and Bell Atlantic Mobile, software developers such as Microsoft Corporation and Phone.com and systems integrators such as International Business Machines Corporation. Many of our competitors have significantly greater resources than we do. Furthermore, competitors may develop a different approach to marketing the services we provide in which subscribers may not be required to pay for the information provided by our services. Competition could reduce our market share or force us to lower prices to unprofitable levels. Additional information regarding our competition is described under "Business-Competition" at page 40.


WE MAY LOSE THE OPPORTUNITY TO PURSUE DESIRABLE PROJECTS TO OPENSKY.


     David S. Oros, our chairman, chief executive officer and president, also serves as a director of OpenSky and Janice M. Roberts, one of our nominees for director, is a director of OpenSky. OpenSky is a separate business in which we have an equity interest that is developing applications for wireless access to the Internet and related applications such as wireless e-mail access. Mr. Oros and Ms. Roberts may learn of business opportunities that are appropriate for both OpenSky and us, and Mr. Oros and Ms. Roberts may not be required to make those opportunities available to us. If OpenSky pursues opportunities that we would have an interest in pursuing, our business may fail to grow or our existing business may suffer. Mr. Oros and Ms. Roberts may also have other conflicts of interest with Aether because of their positions with OpenSky and OpenSky's contractual relationships with Aether and 3Com. We describe those contracts in "Transactions between Aether and its Officers, Directors or Significant Stockholders-OpenSky" at page 56.


AN INTERRUPTION IN THE SUPPLY OF PRODUCTS AND SERVICES THAT WE OBTAIN FROM THIRD PARTIES COULD CAUSE A DECLINE IN SALES OF OUR SERVICES.

     In designing, developing and supporting our wireless data services, we rely on wireless carriers, wireless handheld device manufacturers, content providers and software providers. These suppliers may experience difficulty in supplying us products or services sufficient to meet our needs or they may terminate or fail to renew contracts for supplying us these products or services on terms we find acceptable. Any significant interruption in the supply of any of these products or services could cause a decline in sales of our services unless and until we are able to replace the functionality provided by these products and services. Specifically, Novatel Wireless, Inc. and Sierra Wireless Inc. are our only suppliers of wireless modems, which are an integral hardware component to our services. It can be difficult to obtain these wireless modems and their parts. We also depend on third parties to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. In addition, we rely on the ability of our content providers-Reuters, Bridge Information Systems America, the New York Stock Exchange, Inc., the Chicago Board of Trade, the Nasdaq Stock Market, Inc. and the Options Price Reporting Authority-to continue to provide us with uninterrupted access to the news and financial information we provide to our customers. The failure of third parties to meet these criteria, or their refusal or failure to deliver the information for whatever reason, could materially harm our business.

OUR SALES CYCLE IS LONG, AND OUR STOCK PRICE COULD DECLINE IF SALES ARE DELAYED OR CANCELLED.

     Quarterly fluctuations in our operating performance are exacerbated by the length of time between our first contact with a business customer and the first revenue from sales of services to that customer or end user. Because our services represent a significant investment for our business customers, we spend a substantial amount of time educating them regarding the use and benefits of our services and they, in turn, spend a substantial amount of time performing internal reviews and obtaining capital expenditure approvals before purchasing our services. As much as a year may elapse between the time we approach a business customer and the time we begin to deliver services to a customer or end user. Any delay in sales of our services could cause our quarterly operating results to vary significantly from projected results, which could cause our stock price to decline. In addition, we may spend a significant amount of time and money on a potential customer that ultimately does not purchase our services.

OUR SALES OF FINANCIAL DATA AND TRADING SERVICES COULD GO DOWN IF THERE IS A DECLINE IN SECURITIES TRADING.

     In the six months ended June 30, 1999, we earned 76.1% (or 96.8% on a pro forma basis giving effect to the Mobeo acquisition) of our revenue from services that provide financial information and wireless trading capability. If there is a prolonged decline in the overall level of securities trading, or online trading in particular, our operating results may decline. A decline in securities trading may result from:

     - loss of confidence in the reliability or security of online trading systems;

     - government regulation of the securities industry or online trading; or

     - a downturn in the stock market.

OUR SOFTWARE MAY CONTAIN DEFECTS OR ERRORS, AND OUR SALES COULD GO DOWN IF THIS INJURES OUR REPUTATION OR DELAYS SHIPMENTS OF OUR SOFTWARE.

     The AIM package of wireless messaging and software development tools we develop is complex and must meet the stringent technical requirements of our customers. We must develop our services quickly to keep pace with the rapidly changing software and telecommunications markets. Software as complex as ours is likely to contain undetected errors or defects, especially when first introduced or when new versions are released. Our software may not be free from errors or defects after delivery to customers have begun, which could result in the rejection of our software or services, damage to our reputation, lost revenue, diverted development resources and increased service and warranty costs.

OUR YEAR 2000 COMPLIANCE EFFORTS MAY INVOLVE SIGNIFICANT TIME AND EXPENSE, AND UNCORRECTED PROBLEMS COULD HARM OUR BUSINESS.

     Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on January 1, 2000, computer systems and software used by many companies in a wide variety of industries, including technology, transportation, utilities, finance and telecommunications will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. Although our expense of preparing for possible year 2000 problems has been less than $100,000 to date, future year 2000 compliance efforts could involve significant time and expense, and uncorrected problems could result in material costs or loss of revenue. We may face claims based on year 2000 issues arising from the integration of multiple products, including ours, within an overall system. Our customers may also cease or delay purchase and installation of new complex systems, such as our software products, as a result of, and during, their own internal year 2000 testing. Similarly, our wireless network carriers and suppliers could face similar year 2000 problems which could result in a disruption in our ability to provide services.

THE STOCKHOLDER AGREEMENT AMONG OUR MAJOR STOCKHOLDERS WILL HAVE THE EFFECT OF ALLOWING THEM TO CONTROL EIGHT OF OUR TEN DIRECTORS, WHICH WILL LIMIT THE ABILITY OF NEW INVESTORS TO INFLUENCE CONTROL OF AETHER.

     We expect NexGen Technologies, L.L.C., Telcom-ATI Investors, L.L.C., Reuters MarketClip Holdings Sarl, a subsidiary of Reuters Group plc, and 3Com Corporation-who will together hold 66% of the shares of common stock outstanding after the offering-to enter into a stockholder agreement that will govern voting for our directors. The agreement will provide that each party will vote all of its shares for two directors nominated by NexGen, two directors nominated by Telcom-ATI Investors, two directors nominated jointly by NexGen and Telcom-ATI Investors and one director nominated by each of Reuters and 3Com. As a result, eight directors of our board will effectively be chosen by these major stockholders. As we currently have authorized only ten directors, the voting rights of our stockholders other than these major stockholders will effectively apply to only two of our directors. In addition to its effect on the voting rights of our new investors, the stockholder agreement could have the effect of delaying or preventing a change in control.

WE MAY NEED ADDITIONAL CAPITAL AND WE MAY NOT BE ABLE TO OBTAIN IT, WHICH COULD PREVENT US FROM CARRYING OUT OUR BUSINESS STRATEGY.

     We currently anticipate that our available cash resources combined with the net proceeds from this offering will be sufficient to fund our operating needs for at least the next 12 months, including the expansion of our sales and marketing program and any acquisitions we may pursue in the next 12 months. Thereafter, we expect to require additional financing in an amount that we cannot determine at this time. After the offering, we do not have any bank credit facility or other working capital credit line under which we may borrow funds for working capital or other general corporate purposes. If our plans or assumptions change or are inaccurate, we may be required to seek capital sooner than anticipated. We may need to raise funds through public or private debt or equity financings.

     If funds are raised through the issuance of equity securities, the percentage ownership of our then-current stockholders may be reduced and the holders of new equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through a bank credit facility or the issuance of debt securities, the holder of this indebtedness would have rights senior to the rights of the holders of our common stock and the terms of this indebtedness could impose restrictions on our operations. If we need to raise additional funds, we may not be able to do so on terms favorable to us, or at all. If we cannot raise adequate funds on acceptable terms, we may not be able to continue to fund our operations.

NEW LAWS AND REGULATIONS THAT IMPACT OUR INDUSTRY COULD INCREASE OUR COSTS OR REDUCE OUR OPPORTUNITIES TO EARN REVENUE.

     We are not currently subject to direct regulation by the Federal Communications Commission or any other governmental agency, other than regulations applicable to businesses in general. However, in the future, we may become subject to regulation by the FCC or another regulatory agency. In addition, the wireless carriers who supply us airtime are subject to regulation by the FCC and regulations that affect them could increase our costs or reduce our ability to continue selling and supporting our services.

OUR STOCK PRICE, LIKE THAT OF MANY TECHNOLOGY COMPANIES, MAY BE VOLATILE.

     We expect that the market price of our common stock will be volatile. We are involved in a highly visible, rapidly changing industry and stock prices in our and similar industries have risen and fallen in response to a variety of factors, including:


     - announcements of new wireless data communications technologies and new providers of wireless data communications;



     - acquisitions of or strategic alliances among providers of wireless data communications;



     - changes in recommendations by securities analysts regarding the results or prospects of providers of wireless data communications; and



     - changes in investor perceptions of the acceptance or profitability of wireless data communications.


WE HAVE ANTI-TAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION AND COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.


     Provisions of our certificate of incorporation and bylaws and provisions of Delaware law could delay, defer or prevent an acquisition or change of control of Aether or otherwise adversely affect the price of our common stock. For example, our bylaws limit the ability of stockholders to call a special meeting. Our certificate of incorporation also permits our board to issue shares of preferred stock without stockholder approval which means that the board could issue shares with special voting rights or other provisions that could deter a takeover. In addition to delaying or preventing an acquisition, the issuance of a substantial number of preferred shares could adversely affect the price of the common stock. Please refer to "Description of Capital Stock" at page 61 for a more detailed discussion of these provisions.

UPON COMPLETION OF THIS OFFERING, YOU WILL EXPERIENCE DILUTION.


     Our tangible assets are readily identified assets like property, equipment, cash, securities and accounts receivable. The value of these assets on our pro forma balance sheet minus the value of our liabilities equals $2.53 per share, giving effect to the Mobeo acquisition and the completion of this offering. The offering price (assuming an offering price of $14 per share) exceeds this amount by $11.47 per share. Therefore, you will be paying more for a share of stock than the value reflected in our accounts of tangible assets for that share. If we were forced to sell all our assets and distribute all the proceeds, you would not recover the amount you paid for shares unless we can sell the assets for more than the value we report for our tangible assets. We also have outstanding a large number of stock options and warrants to purchase common stock with exercise prices significantly below the price of shares in this offering. You will experience further dilution to the extent these options or warrants are exercised.


WE EXPECT ABOUT 19,499,495 SHARES OF COMMON STOCK TO BECOME AVAILABLE FOR SALE 180 DAYS FROM THE DATE OF THIS PROSPECTUS, AND SALES OF THESE SHARES MAY DEPRESS OUR SHARE PRICE.

     After this offering, we will have outstanding 26,066,995 shares of common stock. Sales of a substantial number of our shares of common stock in the public market following this offering-or the expectation of such sales-could cause the market price of our common stock to drop. All the shares sold in this offering will be freely tradable. The remaining common shares outstanding after this offering will be available for sale in the public markets as follows:

               DATE OF AVAILABILITY FOR SALE                  NUMBER OF SHARES
               -----------------------------                  ----------------
              , 2000 (180 days after the date of this
  prospectus)...............................................     19,499,495
At various times thereafter upon the expiration of one-year
  holding periods...........................................        567,500

     Of these shares, 19,441,995 shares are subject to a limitation on the number of shares that can be sold in any three-month period. We have agreed, however, to register the resale of substantially all of these shares upon demand beginning one year after the date of this prospectus.


     We intend to file a registration statement to register all shares of common stock that we may issue to our employees under our equity incentive plan. After this registration statement is effective, shares issued upon exercise of stock options will be eligible for resale in the public market without restriction. As of October 15, 1999, options and warrants to purchase 4,771,520 shares of our common stock were issued and outstanding.


                           FORWARD-LOOKING STATEMENTS


     This prospectus includes forward-looking statements relating to, among other things, future results of operations, our plans and expectations regarding our future services and operations and our investment in OpenSky, and general industry and business conditions applicable to Aether. These include projections about the industry contained on pages 29 to 30. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about Aether, including those we describe in the "Risk Factors" section of this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


     We use market data and industry forecasts and projections throughout this prospectus, which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The forecasts and projections are based on industry surveys and the preparers' experience in the industry and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information. Neither we nor any of the underwriters represents that any such information is accurate.

                                USE OF PROCEEDS

     We expect to receive approximately $76.8 million in net proceeds from the sale of 6,000,000 shares of common stock in this offering, assuming an initial public offering price of $14 per common share. We estimate the net proceeds will be approximately $88.5 million if the underwriters' over-allotment option is exercised in full. We estimate the expenses of this offering will be approximately $1.3 million.


     The principal purposes of this offering are to obtain additional working capital, to create a public market for our common stock and to facilitate our future access to public equity markets. We intend to use approximately $14.8 million of net proceeds to repay in full all indebtedness incurred under the senior secured interim credit facility with Merrill Lynch & Co., one of the underwriters of this offering, of which $11.7 million was used to purchase Mobeo, approximately $0.8 million was used to pay fees and expenses related to the credit facility, and the remaining $2.3 million was allocated for general corporate purposes. In addition, we intend to use approximately $2.5 million of the net proceeds to exercise a warrant to increase our ownership in OpenSky from 26% to up to 33% on a fully diluted basis. We currently intend to use the remaining net proceeds from the offering for general corporate purposes, which we expect will include approximately $2.0 million over the next year to expand our network operations center. We also may use proceeds to purchase additional interests in OpenSky to maintain our percentage interest in OpenSky if OpenSky issues additional equity interests. The amount necessary for this purpose would depend on the amount and price of equity interests issued by OpenSky. We have not developed any specific plans to date with respect to use of the remaining proceeds but expect to use some portion of the proceeds to cover cash flow deficits. We have experienced operating cash flow deficits of up to $4.8 million per year, and we expect cash flow deficits to continue until our subscriber levels reach a level sufficient to cover our operating expenses, which may be as long as 18 months or more. We also expect our operating expenses will increase in the next six to 18 months for items such as enhanced sales and marketing of our brand and products and enhancement of Mobeo's service offerings. We have not determined the amount of these expenses, and the extent to which offering proceeds will be used to cover these expenses depends on the level of these and other expenses and the extent to which our subscriber levels increase. Finally, if we identify acquisition candidates that we believe advance our strategy, and proceeds of the offering are available taking into consideration the needs described above, we may use proceeds to fund acquisitions.



     Pending these uses, the net proceeds of this offering will be invested in short-term, investment grade, interest-bearing instruments.


                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock or, when we were organized as a limited liability company, made any distributions to our members. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account factors such as our financial condition, operating results and current and anticipated cash needs.

                                 CAPITALIZATION

     The table below sets forth the following information as of June 30, 1999:

          - our actual capitalization;

          - our pro forma capitalization giving effect to Mobeo acquisition as if completed on June 30, 1999; and

          - our capitalization adjusted to give effect to (1) the pro forma adjustments described above, (2) the sale of 6,000,000 shares of common stock at an assumed initial public offering price of $14 per share in this offering after deducting the underwriting discounts and commissions we expect to pay in connection with this offering and estimated offering expenses payable by us and (3) our conversion from a limited liability company to a corporation.


     This table should be read in conjunction with our financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 21. Details regarding pro forma adjustments are set forth in the Unaudited Pro Forma Condensed Consolidated Financial Information beginning on page F-29.



                                                                          AS OF JUNE 30, 1999
                                                              -------------------------------------------
                                                                               PRO           PRO FORMA
                                                                              FORMA        CONSOLIDATED
                                                                ACTUAL     CONSOLIDATED     AS ADJUSTED
                                                              ----------   ------------   ---------------
Short-term debt:(1)
  Notes payable.............................................  $       --   $14,830,000      $        --
                                                              ----------   -----------      -----------
          Total short-term debt.............................          --    14,830,000               --
                                                              ----------   -----------      -----------
Limited liability company equity............................   4,840,882     5,214,882               --
Stockholders' equity:(2)
  Preferred stock, $0.01 par value; 1,000,000 shares
     authorized; 0 shares issued and outstanding (pro forma
     consolidated, as adjusted).............................          --            --               --
  Common stock, $0.01 par value; 75,000,000 shares
     authorized; 26,066,995 shares issued and outstanding
     (pro forma consolidated, as adjusted)..................          --            --          260,670
  Additional paid-in-capital................................          --            --       81,774,212
  Accumulated deficit(1)....................................          --            --         (830,000)
                                                              ----------   -----------      -----------
          Total stockholders' equity........................          --            --       81,204,882
                                                              ----------   -----------      -----------
          Total capitalization..............................  $4,840,882   $ 5,214,882      $81,204,882
                                                              ==========   ===========      ===========


---------------

(1) We financed the acquisition of Mobeo with a senior secured interim credit facility, which will be repaid with the net proceeds of the offering. Deferred financing fees of $830,000 will be expensed at that time.
(2) The conversion from an LLC to a corporation has been accounted for on a historical cost basis.

                                    DILUTION

     If you invest in our shares of common stock, your interest will be diluted by the amount of the difference between the public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of common stock after this offering.

     Our pro forma net tangible book value as of June 30, 1999 was $(11,309,116), or $(0.57) per share of common stock, after giving effect to:

     - the Mobeo acquisition; and

     - the conversion of Aether from a limited liability company to a corporation and the exchange of units of the limited liability company into shares of common stock of the corporation.

     Pro forma net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of outstanding shares of common stock.

     After giving effect to our sale of 6,000,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share of common stock, and after deducting the commissions and estimated offering expenses, our as adjusted pro forma net tangible book value as of June 30, 1999 would have been $65,510,884, or $2.53 per share of common stock. This figure represents an immediate increase in net tangible book value of $3.10 per share of common stock to existing stockholders and an immediate dilution of $11.47 per share of common stock to new investors. Dilution is determined by subtracting the net tangible book value per share of common stock after the offering from the amount of cash a new investor pays for a share of common stock. The following table illustrates this per share dilution to new investors:

Initial public offering price per share.....................           $14.00
  Pro forma net tangible book value per share as of June 30,
     1999...................................................  $(0.57)
  Increase per share attributable to this offering..........  $ 3.10
                                                              ------
Pro forma net tangible book value per share after this
  offering..................................................           $ 2.53
                                                                       ------
Dilution per share to new investors in this offering........           $11.47
                                                                       ======

     The table below shows on a pro forma basis as of June 30, 1999, after giving effect to the acquisition of Mobeo and the conversion of Aether from a limited liability company into a corporation, the difference between our existing stockholders and our new investors with respect to the number of common shares purchased, the total consideration paid and the average price per share paid, before deducting discounts and commissions and estimated offering expenses:

                                                      SHARES PURCHASED       TOTAL CONSIDERATION
                                                    --------------------    ----------------------   AVERAGE PRICE
                                                      NUMBER     PERCENT       AMOUNT      PERCENT     PER SHARE
                                                    ----------   -------    ------------   -------   -------------
Existing stockholders.............................  19,877,855     76.8%    $ 16,010,052     16.0%      $ 0.81
New investors.....................................   6,000,000     23.2       84,000,000     84.0        14.00
                                                    ----------    -----     ------------    -----
       Total......................................  25,877,855    100.0      100,010,052    100.0
                                                    ==========    =====     ============    =====

     If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by new investors will increase to 6,900,000, or 25.8% of the total common shares outstanding after this offering.


     As of June 30, 1999, as adjusted to reflect the conversion of Aether from a limited liability company to a corporation, we had outstanding options to purchase 1,931,250 shares under our equity incentive plan at a weighted average exercise price of $1.04 and warrants to purchase 2,082,805 shares at a weighted average exercise price of $.90 per share. In addition, we expect to have options to purchase approximately 3.3 million additional shares available for future grant under our equity incentive plan. If the option holders exercise these outstanding options, or any options we grant in the future, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA
               (in thousands, except share and per share amounts)


     The table that follows presents portions of our financial statements and are not complete. You should read the following selected consolidated financial data together with our financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1996, 1997 and 1998, and the balance sheet data as of December 31, 1997 and 1998, are derived from our financial statements, which have been audited by KPMG LLP, independent auditors, and which are included in this prospectus beginning on page F-1. The balance sheet data as of December 31, 1996 are derived from audited financial statements that do not appear in this prospectus. The statement of operations data for the six months ended June 30, 1998 and 1999 are derived from our unaudited financial statements included in this prospectus beginning on page F-1 and include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of our financial position and results of operations for those periods. The historical results presented below are not necessarily indicative of the results to be expected for any future fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 21.



     The pro forma consolidated financial information gives effect to the Mobeo acquisition. The pro forma net loss per share information gives effect to our conversion from a limited liability company to a corporation plus the offering of shares covered by this prospectus and the application of the net proceeds as described in "Use of Proceeds" on page 16. The pro forma consolidated as adjusted balance sheet information gives effect to the acquisition of Mobeo and the conversion to a corporation plus the offering of shares covered by this prospectus and the application of the net proceeds as described in "Use of Proceeds" on page 16.


     We have provided the pro forma consolidated information and the pro forma consolidated as adjusted balance sheet for informational purposes only and you should not assume that our results would actually have been as shown if we had acquired Mobeo or if we had converted to a corporation or completed the offering on the assumed dates, or that the information projects what our results will be as a result of the Mobeo acquisition or after we convert to a corporation and complete the offering. The pro forma consolidated statement of operations information assumes that the transactions occurred on January 1, 1998, and the pro forma consolidated balance sheet information assumes that the transactions occurred on June 30, 1999. See our and Mobeo's financial statements and notes to those statements included in this prospectus beginning on page F-1.

                                                   YEAR ENDED DECEMBER 31,
                                   --------------------------------------------------------
                                                 HISTORICAL                      1998
                                   --------------------------------------      PRO FORMA
                                      1996         1997          1998        CONSOLIDATED
                                   ----------   -----------   -----------   ---------------
STATEMENT OF OPERATIONS DATA:
Revenue:
 Subscriber revenue..............  $       --   $       161   $       549     $     9,130
 Engineering services revenue....       1,355         1,625           963             963
                                   ----------   -----------   -----------     -----------
     Total revenue...............       1,355         1,786         1,512          10,093
 Cost of subscriber revenue......          --           447           797           3,838
 Cost of engineering services
   revenue.......................       1,007           846           304             304
                                   ----------   -----------   -----------     -----------
     Total cost of revenue.......       1,007         1,293         1,101           4,142
                                   ----------   -----------   -----------     -----------
     Gross profit................  $      348   $       493   $       411     $     5,951
Operating expenses:
 Research and development........         161           734         1,267           1,764
 General and administrative......         395         1,505         2,773           4,591
 Selling and marketing...........          --           333           840           2,353
 Depreciation and amortization...          45           189           265           3,023
 Unit option and warrant
   expense.......................          --            40            33           1,667
                                   ----------   -----------   -----------     -----------
   Total operating expenses......         601         2,801         5,178          13,398
                                   ----------   -----------   -----------     -----------
Operating loss...................        (253)       (2,308)       (4,767)         (7,447)
Interest income, net.............           8             7            74              79
Gain (loss) on disposal of
 assets..........................          --            --            --             (14)
Equity in earnings (losses) of
 investments.....................        (172)         (144)           --              --
Realized loss on sale of
 investment......................          --          (302)           --              --
Other............................          --            --            --              --
                                   ----------   -----------   -----------     -----------
 Net loss before income tax......  $     (417)  $    (2,747)  $    (4,693)    $    (7,382)
                                   ----------   -----------   -----------     -----------
 Income tax provision............          --            --            --             539
 Net loss........................        (417)       (2,747)       (4,693)         (6,843)
 Pro forma net loss per
   share-basic and diluted.......  $    (0.04)  $     (0.22)  $     (0.29)    $     (0.31)
                                   ==========   ===========   ===========     ===========
 Pro forma weighted average
   shares used in computing net
   loss per share-basic and
   diluted.......................  10,554,795    12,655,901    15,916,383      21,916,383
                                   ==========   ===========   ===========     ===========

                                            SIX MONTHS ENDED JUNE 30,
                                   -------------------------------------------
                                          HISTORICAL                1999
                                   -------------------------      PRO FORMA
                                      1998          1999        CONSOLIDATED
                                   -----------   -----------   ---------------
STATEMENT OF OPERATIONS DATA:
Revenue:
 Subscriber revenue..............  $       125   $       599     $     5,646
 Engineering services revenue....          436           188             188
                                   -----------   -----------     -----------
     Total revenue...............          561           787           5,834
 Cost of subscriber revenue......          200           531           2,288
 Cost of engineering services
   revenue.......................          171           120             120
                                   -----------   -----------     -----------
     Total cost of revenue.......          371           651           2,408
                                   -----------   -----------     -----------
     Gross profit................  $       190   $       136     $     3,426
Operating expenses:
 Research and development........          589         1,002           1,429
 General and administrative......        1,273         1,583           2,518
 Selling and marketing...........          314           555           1,359
 Depreciation and amortization...          124           194           1,577
 Unit option and warrant
   expense.......................           16         1,263           2,080
                                   -----------   -----------     -----------
   Total operating expenses......        2,316         4,597           8,963
                                   -----------   -----------     -----------
Operating loss...................       (2,126)       (4,461)         (5,537)
Interest income, net.............            7           141             156
Gain (loss) on disposal of
 assets..........................           --            --              --
Equity in earnings (losses) of
 investments.....................           --            --              --
Realized loss on sale of
 investment......................           --            --              --
Other............................           --            --             (50)
                                   -----------   -----------     -----------
 Net loss before income tax......  $    (2,119)  $    (4,320)    $    (5,431)
                                   -----------   -----------     -----------
 Income tax provision............           --            --             270
 Net loss........................       (2,119)       (4,320)         (5,161)
 Pro forma net loss per
   share-basic and diluted.......  $     (0.15)  $     (0.22)    $     (0.20)
                                   ===========   ===========     ===========
 Pro forma weighted average
   shares used in computing net
   loss per share-basic and
   diluted.......................   14,270,568    19,877,855      25,877,355
                                   ===========   ===========     ===========

                                                                                                 AS OF JUNE 30, 1999,
                                                                                      -------------------------------------------
                                                        AS OF DECEMBER 31,                                            PRO FORMA
                                                -----------------------------------                   PRO FORMA      CONSOLIDATED
                                                   1996        1997         1998        ACTUAL     CONSOLIDATED(1)   AS ADJUSTED
                                                ----------   ---------   ----------   ----------   ---------------   ------------
BALANCE SHEET DATA:
  Cash and cash equivalents...................  $       51   $     132   $    1,755   $      457      $  3,542         $65,149
  Working capital (deficit)...................         181        (323)       7,519        3,674       (10,199)         66,621
  Total assets................................       1,269         822        8,765        5,867        25,756          86,916
  Total debt(1)...............................          --         150           --           --        14,830              --
  Members' capital............................       1,101          74        8,030        4,841         5,215              --
  Stockholders' equity........................          --          --           --           --            --          81,205

---------------

(1) We financed the acquisition of Mobeo through a senior secured interim credit facility, which will be repaid with the net proceeds of this offering.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following description of our financial condition and results of operations in conjunction with the financial statements and the notes thereto and the unaudited pro forma condensed consolidated financial information included in this prospectus beginning on page F-1.

OVERVIEW

     Aether Systems LLC was originally formed as Aeros, L.L.C. in January 1996. We changed our name to Aether Technologies International, L.L.C. effective August 1996 and to Aether Systems LLC effective September 1999. Immediately before we complete this offering, the limited liability company will be converted into a corporation called Aether Systems, Inc.

     From our inception until March 1997, we primarily provided wireless engineering services, including the development of wireless software applications for customers. In March 1997, we began offering services that provide the users of wireless handheld devices access to real-time financial information. During 1997, we made a strategic decision to focus a significant portion of our engineering resources on the development of these and other wireless data services and systems, including our AIM package of wireless messaging software and software development tools (also known as a software platform) and other wireless data applications. This resulted in a decrease in engineering services revenue as a percentage of total revenue and an increase in subscriber revenue as a percentage of total revenue. We expect this trend to continue in the foreseeable future with an increasing percentage of our revenue being derived from subscriber revenue. We also expect to derive revenue from the licensing of our AIM software platform.

     Our subscriber base was 150 and 687 for the years ended December 31, 1997 and December 31, 1998, respectively, and 982 for the six months ended June 30, 1999. The growth in subscribers over these periods was primarily the result of the attraction of new subscribers to the service. Reuters MarketClip yearly subscriptions started to expire in March 1999 and 75% of all subscribers eligible to renew during the period from March to June 1999 renewed their contracts for an additional one year period. Subscriber revenue was $161,400 and $549,057 for the years ended December 31, 1997 and 1998, respectively, and $598,810 for the six months ended June 30, 1999. Engineering services revenue was $1.4 million, $1.6 million and $1.0 million for the years ended December 31, 1996, 1997 and 1998, respectively, and $188,274 for the six months ended June 30, 1999. We incurred net losses of approximately $416,980, $2.7 million and $4.7 million for years ended December 31, 1996, 1997 and 1998, respectively, and $4.4 million for the six months ended June 30, 1999.


     For the six months ended June 30, 1999, our cost to acquire subscribers was greater than the revenue we expect to derive from those customers over the initial one-year contract term. The cost to acquire subscribers during this period was approximately $546,000 and the contracts entered into during that period provide for payments of approximately $305,000 during the one-year term of the contracts. We expect that revenue from new customers will exceed subscriber acquisition costs as the number of subscribers increases to cover our fixed costs, but this will depend on the rate at which subscriber levels increase and we cannot determine when this will occur or assure you that it will ever occur.


     On September 28, 1999, we acquired Mobeo, Inc. Mobeo provides employees and customers of major banks and financial institutions with real-time price quotes and news for foreign exchange, government securities and commodities markets on wireless handheld devices. On a pro forma basis, giving effect to the Mobeo acquisition, our revenue for the six months ended June 30, 1999 was $5.8 million. Mobeo accounted for 87% of this revenue.

     Mobeo's subscriber base was 2,811 and 3,339 at December 31, 1997 and December 31, 1998, respectively, and 3,356 at June 30, 1999. The net increase in subscriber base from the end of 1997 to the end of 1998 was due to new subscriptions of 1,660 and termination of 1,132 subscriptions. The net increase in subscribers from December 31, 1998 to June 30, 1999 was due to the termination of 591 subscriptions, and 608 new subscriptions. We believe that a substantial number of the terminations and additions are the result of changes in personnel at financial institutions whose traders are Mobeo subscribers. Mobeo subscriber revenue was $7.1 million and $8.6 million for the years ended December 31, 1997 and 1998, respectively, and $5.0 million for the six months ended June 30, 1999. Mobeo (on a stand-alone basis) reported net income for the six months ended June 30, 1998 and 1999 of $278,870 and $19,677, respectively. The decrease from 1998 to 1999 was primarily attributable to increases in operating expenses of $726,250 offset in part by an increase in gross profits of $345,880 as described in detail in Results of Operations, below. On a stand-alone basis, Mobeo reported a net loss for the years ended December 31, 1998 and 1997 of $100,893 and $387,656, respectively. The decrease in net loss from 1998 to 1999 was primarily attributable to an increase in gross profits of $1.6 million partially offset by an increase in operating expenses of $1.2 million as described in detail in Results of Operations below. Mobeo has reported net losses for full years and net income for partial years because, as a closely held company, Mobeo has recorded as compensation expense in each year amounts paid to senior officers at year-end that typically equalled income earned during the year. As a result of our acquisition of Mobeo, most of this compensation expense to senior officers will no longer be paid as these senior officers are no longer employed by Mobeo or us.

     In August 1999, we entered into a joint venture with 3Com called OpenSky. We and 3Com formed OpenSky to pursue opportunities in the emerging consumer and business mass markets for wireless internet access, e-mail and Internet and other electronic transaction applications. We have entered into a letter agreement with OpenSky that requires OpenSky to pay us $3 million over a 12-month period ending in June 2000 in exchange for engineering services. We have also given OpenSky a perpetual, non-exclusive, non-assignable, royalty free, worldwide license to our AIM software platform. We have the right to offer OpenSky's services to our subscribers in exchange for a monthly fee of $3 per subscriber.

     Since our inception, we have invested significant capital to build our customer service and network operations center. Additionally, we have incurred significant operating costs to develop our AIM software platform and other software applications and to grow our business. As a result, we have incurred operating losses since our inception. Part of our strategy is to continue to invest in business development, research and development and marketing and advertising. As a result, we expect to continue to incur operating losses for at least the next several quarters.

RESULTS OF OPERATIONS

     We derive our revenue from the sale of wireless data services and by providing wireless engineering services. As a result of the Mobeo acquisition, we also derive revenue from the sale of Mobeo's wireless foreign exchange information services. Revenue from wireless data services consists of:

     - a one time non-refundable activation fee, which we recognize upon service activation;

     - monthly service fees, which we recognize as services are provided to the subscriber; and

     - monthly exchange fees for access to financial information from the securities exchanges and markets, which we recognize as services are provided to the subscriber. We remit these fees to the various exchanges and markets on a regular basis.

As part of our service offerings, we also provide our subscribers with the option to purchase wireless handheld devices from us at cost, which we bill over the initial term of the contract.

     We also expect to derive revenue from the licensing of our AIM software platform. We currently have one customer who is licensing our AIM software platform but anticipate additional customers in the future.

     Contracts with our wireless data subscribers are for a one-year period and include a termination penalty if cancelled by the subscriber before the one-year term expires. These contracts are generally renewable at the option of the subscriber for additional one-year periods or otherwise continue on a monthly basis until cancelled by the subscriber. Revenue from wireless engineering services consists of amounts billed to our customers for engineering time on an hourly basis or on a fixed per project basis. This revenue is recognized as the work is performed.

     Cost of subscriber revenue consists primarily of airtime costs, financial data costs, wireless handheld device costs and securities exchange and market fees. Our airtime costs are determined by agreements we have with several wireless carriers. Typically, we have one-year contracts to buy data network capacity either for an agreed amount of kilobytes at a flat fee or on a cents-per-kilobyte basis. Cost of engineering services revenue consists of cash compensation and related costs for engineers and other non-reimbursed, project-related costs.

     Research and development expenses consist primarily of cash compensation and related costs for engineers engaged in research and development activities and, to a lesser extent, costs of materials relating to these activities. We expense research and development costs as we incur them. General and administrative expenses consist primarily of cash compensation and related costs for general corporate and business development personnel, along with rent and other costs. Selling and marketing expenses consist primarily of advertising and promotions, sales and marketing personnel, travel and entertainment and other costs.

     Depreciation and amortization expenses consist primarily of depreciation expenses arising from equipment purchased for our network operations center and other property and equipment purchases. On a pro forma basis, giving effect to the Mobeo acquisition, depreciation and amortization expenses consist primarily of amortization related to goodwill and other intangibles to be recognized as a result of the Mobeo acquisition.

     Equity-based expenses consist of expenses recorded to account for the difference, on the date of grant, between the fair market value and the exercise price of stock options issued to employees and the fair value of equity-based awards to non-employees.

     Net interest income consists primarily of interest earned on cash and cash equivalents and short-term investments, net of fees paid to fund managers and interest expense on monies borrowed.

SIX MONTHS ENDED JUNE 30, 1998 AND 1999

     Subscriber revenue. Subscriber revenue increased from $124,576 for the six months ended June 30, 1998 to $598,810 for the six months ended June 30, 1999. The increase was primarily due to additional subscribers associated with the launch of Reuters MarketClip, and we expect a significant portion of future revenue to come from financial services and online trading products.

     On a pro forma basis, giving effect to the Mobeo acquisition, subscriber revenue for the six months ended June 30, 1999 was $5.6 million. Mobeo accounted for 89% of this subscriber revenue. Subscriber revenue for Mobeo increased from $4.5 million for the six months ended June 30, 1998 to $5.0 million for the six months ended June 30, 1999. This increase was primarily due to price increases for Mobeo's foreign exchange information services.

     Engineering services revenue. Engineering services revenue decreased from $436,090 for the six months ended June 30, 1998 to $188,274 for the six months ended June 30, 1999. This decrease was primarily due to our decision to focus our efforts on developing our AIM software platform and on wireless data services.

     Cost of subscriber revenue. Cost of subscriber revenue increased from $199,559 for the six months ended June 30, 1998 to $530,823 for the six months ended June 30, 1999. The increase was primarily due to an increase in the number of subscribers to Reuters MarketClip, which was launched in March 1998. We expect the number of subscribers for financial services and online trading products to increase, resulting in an increase in the cost of subscriber revenue.

     On a pro forma basis, giving effect to the Mobeo acquisition, cost of subscriber revenue for the six months ended June 30, 1999 was $2.3 million. Mobeo accounted for 77% of this cost. Cost of subscriber revenue for Mobeo increased from $1.5 million for the six months ended June 30, 1998 to $1.8 million for the six months ended June 30, 1999. This increase was primarily due to an increase in airtime charges of $630,000 offset by cost savings of $330,000 relating to a change in financial data providers.

     Cost of engineering services revenue. Cost of engineering services revenue decreased from $170,812 for the six months ended June 30, 1998 to $119,829 for the six months ended June 30, 1999. This decrease was primarily due to a decrease in engineering services as discussed above.

     Research and development expenses. Research and development expenses increased from $589,148 for the six months ended June 30, 1998 to $1.0 million for the six months ended June 30, 1999. This increase was primarily due to the hiring of additional engineers for increased research and development activities associated with the development of our AIM software platform and wireless data services. We expect to continue to make substantial investments in research and development and anticipate that these expenses will continue to increase.

     On a pro forma basis, giving effect to the Mobeo acquisition, research and development expenses for the six months ended June 30, 1999 were $1.4 million. Mobeo accounted for 30% of these expenses. Research and development expenses for Mobeo increased from $168,355 for the six months ended June 30, 1998 to $427,210 for the six months ended June 30, 1999. This increase was primarily due to additional expenses associated with the development of wireless software applications.

     General and administrative expenses. General and administrative expenses increased from $1.3 million for the six months ended June 30, 1998 to $1.6 million for the six months ended June 30, 1999. This increase was primarily due to the addition of personnel performing general corporate and business development activities. We expect general and administrative expenses to increase as we add personnel and incur additional expenses related to the anticipated growth of our business and our operation as a public company.

     On a pro forma basis, giving effect to the Mobeo acquisition, general and administrative expenses for the six months ended June 30, 1999 were $2.5 million. Mobeo accounted for 37% of these expenses. General and administrative expenses for Mobeo increased from $1.2 million for the six months ended June 30, 1998 to $1.5 million for the six months ended June 30, 1999, before pro forma adjustment. This increase was primarily due to increased personnel and related costs.

     Selling and marketing expenses. Selling and marketing expenses increased from $313,775 for the six months ended June 30, 1998 to $555,428 for the six months ended June 30, 1999. Of this increase $170,075 was primarily due to an increase in advertising and promotion costs related to the launch of Reuters MarketClip in March 1998 and $71,578 was due to an increase in personnel related expenses. We expect selling and marketing expenses to increase significantly as we incur additional expenses to increase brand awareness and add personnel.

     On a pro forma basis, giving effect to the Mobeo acquisition, selling and marketing expenses for the six months ended June 30, 1999 were $1.4 million. Mobeo accounted for 59% of these expenses. Selling and marketing expenses for Mobeo increased from $1.0 million for the six months ended June 30, 1998 to $1.3 million for the six months ended June 30, 1999, before pro forma adjustment. This increase was primarily due to increased personnel costs of $118,300 and increased advertising and marketing costs of $126,450.

     Depreciation and amortization. Depreciation and amortization expenses increased from $123,820 for the six months ended June 30, 1998 to $193,523 for the six months ended June 30, 1999. This increase was primarily due to an increase in the purchase of property and equipment related to the expansion of our corporate offices.

     On a pro forma basis, giving effect to the Mobeo acquisition, depreciation and amortization expenses for the six months ended June 30, 1999 were $1.6 million. This amount primarily reflects amortization related to goodwill and other intangibles to be recognized as a result of the Mobeo acquisition.

     Unit option and warrant expense. Unit option and warrant expense increased from $16,290 for the six months ended June 30, 1998 to $1.3 million for the six months ended June 30, 1999. Of this increase $861,990 was primarily due to the fact that warrants held by 3Com to acquire 57,466 units became exercisable in the six months ended June 30, 1999 and $384,920 relates to an increase in the number of options that vested during the period with exercise prices less than the fair value on the date of grant.

     On a pro forma basis, giving effect to the Mobeo acquisition, unit option and warrant expense for the six months ended June 30, 1999 was $2.1 million. The increase from Aether's historical amount is primarily due to expenses associated with options expected to be granted to the selling stockholders of Mobeo for consulting and employee services.

     Interest income, net. Net interest income increased from $7,035 for the six months ended June 30, 1998 to $140,753 for the six months ended June 30, 1999. The increase was primarily due to increased cash balances as a result of our private placement financings completed in August 1998 and October 1998.

FISCAL YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

     Subscriber revenue. There was no subscriber revenue recognized for the year ended December 31, 1996. Subscriber revenue increased from $161,400 to $549,057 for the years ended December 31, 1997 and December 31, 1998, respectively. The increase in subscriber revenue was primarily due to the launch of Reuters MarketClip in March 1998.

     On a pro forma basis, giving effect to the Mobeo acquisition, subscriber revenue for the year ended December 31, 1998 was $9.1 million. Mobeo accounted for 94% of this subscriber revenue. Subscriber revenue for Mobeo increased from $6.5 million to $7.1 million for the years ended December 31, 1996 and December 31, 1997, respectively and to $8.6 million for the year ended December 31, 1998. The increase from 1996 to 1997 was primarily due to an increase in the number of subscribers and the increase from 1997 to 1998 was primarily due to price increases for Mobeo's foreign exchange information services.

     Engineering services revenue. Engineering services revenue increased from $1.4 million to $1.6 million for the years ended December 31, 1996 and December 31, 1997, respectively, and decreased to $1.0 million for the year ended December 31, 1998. The increase in engineering services revenue from 1996 to 1997, was primarily due to increased engineering services activities. One of our investors accounted for approximately 83% and 37% of engineering services revenue for 1996 and 1997, respectively. The decrease in engineering services revenue from 1997 to 1998 was primarily due to our decision to focus our efforts on developing our AIM software platform and wireless data services.

     Cost of subscriber revenue. There was no cost of subscriber revenue for the year ended December 31, 1996. Cost of subscriber revenue increased from $447,480 to $797,165 for the years ended December 31, 1997 and December 31, 1998, respectively. We began to incur costs of subscriber revenue in 1997 with the March 1997 launch of our AirBroker service. The increase in the cost of subscriber revenue from 1997 to 1998 was primarily due to the launch of the Reuters MarketClip service in March 1998. We expect the number of subscribers for financial services and on-line trading products to increase resulting in an increase in the cost of subscriber revenue.

     On a pro forma basis, giving effect to the Mobeo acquisition, cost of subscriber revenue for the year ended December 31, 1998 was $3.8 million. Mobeo accounted for 79% of these costs. Cost of subscriber revenue for Mobeo increased from $2.9 million for the year ended December 31, 1996 to $3.1 million for the year ended December 31, 1997 and decreased to $3.0 million for the year ended December 31, 1998. The increase from 1996 to 1997 was primarily due to an increase in the number of subscribers and the decrease from 1997 to 1998 was primarily due to cost savings related to a change in financial data providers.

     Cost of engineering services revenue. Cost of engineering services revenue decreased from $1.0 million to $846,140 for the years ended December 31, 1996 and December 31, 1997, respectively, and decreased to $304,137 for the year ended December 31, 1998. These decreases were primarily due to our decision to focus our efforts on developing our AIM software platform and wireless data services.

     Research and development expenses. Research and development expenses increased from $160,597 to $733,630 for the years ended December 31, 1996 and December 31, 1997, respectively, and increased to $1.3 million for the year ended December 31, 1998. These increases in research and development expenses were primarily due to the hiring of additional engineers for increased research and development activities associated with the development of our AIM software platform and wireless data services.

     On a pro forma basis, giving effect to the Mobeo acquisition, research and development expenses for the year ended December 31, 1998 were $1.8 million. Mobeo accounted for 28% of these expenses. Research and development expenses for Mobeo increased from $94,609 to $174,867 for the years ended December 31, 1996 and December 31, 1997, respectively and to $496,570 for the year ended December 31, 1998. The increase from 1997 to 1998 was primarily due to an increase in the number of engineering personnel and the increase from 1997 to 1998 was primarily due to additional expenses associated with the development of wireless software applications.

     General and administrative expenses. General and administrative expenses increased from $395,209 to $1.5 million for the years ended December 31, 1996 and December 31, 1997, respectively and increased to $2.8 million for the year ended December 31, 1998. These increases were primarily due to the addition of personnel performing general corporate and business development functions.

     On a pro forma basis, giving effect to the Mobeo acquisition, general and administrative expenses for the year ended December 31, 1998 were $4.6 million. Mobeo accounted for 40% of these expenses. General and administrative expenses for Mobeo increased from $1.1 million to $1.9 million for the years ended December 31, 1996 and December 31, 1997, respectively, and to $2.7 million for the year ended December 31, 1998, before pro forma adjustment. The increase from 1996 to 1997 was primarily due to a $235,000 increase in personnel and related costs and a $40,000 increase in network support costs. In addition, general and administrative expenses were reduced in 1996 by the reversal of $336,000 reserved in 1995 for a potential liability related to a data provider contract termination and general and administrative expenses increased by $122,000 in 1997 due to a change in accounting

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

policy relating to inventory of paging equipment. The increase from 1997 to 1998 was primarily due to increased personnel and related costs.

     Selling and marketing expenses. There were no selling and marketing expenses for the year ended December 31, 1996. Selling and marketing expenses increased from $333,191 to $840,455 for the years ended December 31, 1997 and December 31, 1998, respectively. Of this increase $324,152 was primarily due to an increase in advertising and promotion costs related to the launch of Reuters MarketClip in March 1998 and $183,112 relates to an increase in personnel and costs associated with sales and marketing.

     On a pro forma basis, giving effect to the Mobeo acquisition, selling and marketing expenses for the year ended December 31, 1998 were $2.4 million. Mobeo accounted for 64% of these expenses. Selling and marketing expenses for Mobeo increased from $1.6 million to $1.8 million for the years ended December 31, 1996 and December 31, 1997, respectively, and to $2.3 million for the year ended December 31, 1998 before pro forma adjustment. The increase from 1996 to 1997 was primarily due to a $50,000 increase in marketing costs, a $40,000 increase in advertising costs and a $70,000 increase in sales commissions. The increase from 1997 to 1998 was primarily due to increased personnel overhead costs.

     Depreciation and amortization expenses. Depreciation and amortization expenses increased from $45,245 to $189,160 for the years ended December 31, 1996 and December 31, 1997, respectively, and increased to $264,685 for the year ended December 31, 1998. These increases were primarily due to additional capital expenditures.

     On a pro forma basis, giving effect to the Mobeo acquisition, depreciation and amortization expenses for the year ended December 31, 1998 were $3.0 million. This amount primarily reflects amortization related to goodwill and other intangibles to be recognized as a result of the Mobeo acquisition.

     Unit option and warrant expense. There was no unit option and warrant expense for the year ended December 31, 1996. Unit option and warrant expense decreased from $40,277 to $32,580 for the years ended December 31, 1997 and December 31, 1998, respectively. The increase in unit option and warrant expense for 1997 and the decrease for 1998 reflect changes in the extent to which options became exercisable during the period with exercise prices less than the fair value on the date of grant.

     On a pro forma basis, giving effect to the Mobeo acquisition, unit option and warrant expense for the year ended December 31, 1998 were $1.7 million. The increase from Aether's historical amount is primarily due to expenses associated with options expected to be granted to the selling stockholders of Mobeo for consulting and employee services.

     Interest income, net. Net interest income decreased from $8,491 to $7,788 for the years ended December 31, 1996 and December 31, 1997, respectively, and increased to $74,180 for the year ended December 31, 1998. The increase for 1998 was primarily due to increased cash balances as a result of our private placement financings completed in August 1998 and October 1998.

     Equity in losses of joint venture. Our equity in the loss of Real World Solutions, a joint venture, was $172,487 and $70,368 for the years ended December 31, 1996 and December 31, 1997, respectively. These amounts related to losses of Real World Solutions recorded by us under the equity method of accounting.

     Realized loss on sale of investment in joint venture. In the year ended December 31, 1997, we sold our interest in Real World Solutions and recorded a loss of $302,145.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have financed our operations primarily through private placements of our equity securities, which have resulted in net proceeds of $15.7 million through June 30, 1999. As of June 30, 1999, we had $4.4 million in cash and short-term investments and $3.7 million of working capital.

     Net cash used in operating activities was $346,200, $1.5 million and $4.4 million for the years ended December 31, 1996, 1997 and 1998, respectively, and $2.5 million for the six months ended June 30, 1999. The principal use of cash in each of these periods was to fund our losses from operations.

     Net cash used in investing activities was $1.2 million, $209,723, and $6.5 million for the years ended December 31, 1996, 1997 and 1998, respectively, and cash provided from investing activities was $1.6 million for the six months ended June 30, 1999. Cash used in investing activities for the year ended December 31, 1996 was primarily for the purchase of a joint venture interest in Real World Solutions and for purchases of property and equipment. Cash used in investing activities for the year ended December 31, 1997 was primarily for the purchase of property and equipment offset in part by proceeds from the sale of our joint venture interest in Real World Solutions. Cash used in investing activities for the year ended December 31, 1998 was primarily for the purchase of short-term investments. For the six months ended June 30, 1999 we generated cash from investment activities from the sale of short-term investments offset in part by the purchase of property and equipment.

     Net cash provided by financing activities was $1.6 million, $1.8 million and $12.5 million for the years ended December 31, 1996, 1997 and 1998, respectively. Cash provided by financing activities in each of these periods was primarily attributable to proceeds from additional private sales of our equity securities. There was no financing activity in the six months ended June 30, 1999.


     On September 28, 1999, we borrowed $14.8 million under a senior secured interim credit facility with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the underwriters of this offering, and Merrill Lynch Capital Corporation. The loan is due and payable one year from the closing date, with the possibility of a single extension up to one year. We can prepay the loan at any time without any penalty. Interest on borrowings under the credit facility will accrue at a rate of, at our option, either LIBOR plus a specified margin which increases over time or the lender's base rate plus a specified margin which also increases over time. The current interest rate per annum is 11.1%. The facility is secured by substantially all of our assets and the assets of our subsidiaries. The subsidiaries have also guaranteed repayment under the credit facility. The credit facility contains terms and conditions typical for credit facilities of this type and size and also includes financial covenants. We intend to repay the loan in full upon completion of this offering, at which time the credit facility will terminate.



     In connection with this credit facility, Merrill Lynch Capital Corporation has received warrants to purchase up to 2,419,690 shares of our common stock for no consideration. These warrants only become exercisable if the credit facility is not repaid in a timely manner. If we repay the loan in full out of the proceeds of the offering, the warrants will become void and no shares will be issued.


     For the remainder of 1999, we expect to have the following expenditures and requirements:


     - $2.5 million to exercise a warrant to increase our interest in OpenSky;


     - $1.0 million for expansion of our network operations center;

     - enhancement of Mobeo's service offerings;

     - increases in sales and marketing expenditures;

     - research and development; and

     - other working capital needs to grow our business.

We may also need funds to complete any acquisitions we may decide to pursue.


YEAR 2000 READINESS


     Many currently installed computer systems and software products are coded to accept or recognize only two digits rather four digits to define the year in the date code field. These systems and software products will need to accept four digit year entries to distinguish 21st century dates from 20th century dates. Systems and products that are not corrected to do this could cause a disruption of operations including a temporary inability to process transactions, send invoices or engage in other normal business activities. We maintain a significant number of computer software systems and operating systems across our entire organization which are potentially subject to year 2000 problems.

     We have taken several steps to prepare for the year 2000 transition. We developed all our in-house software, including our AIM software platform, using four digit date codes. We run all these applications on hardware and operating systems that we have determined are year 2000 compliant. All our computer hardware has been inventoried

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

and checked against the manufacturers' year 2000 compliance declarations. All non-compliant hardware has been upgraded if possible, or replaced. All third-party software, including operating systems and applications, have been inventoried and checked against the manufacturers' compliance statements. We have upgraded and fixed software as recommended by the manufacturers.


     We are actively seeking assurances from external entities that could affect our business. We have been advised by our data providers, landline and wireless network carriers, device manufacturers and current corporate customers that their systems that might impact our own systems are year 2000 compliant.



     We are developing a contingency plan to deal with failures that may occur during the year 2000 transition. By the end of November 1999, we expect to finish our contingency plan which will involve developing alternate methods to provide mission-critical functions if they fail.


     The most likely worst case scenario would be the failure of the landline or wireless networks that carry data to us or from us to our customers. If this happened, we would not be able to deliver our services to our customers and we may lose revenue.

     Any failure on the part of Mobeo or its data providers or network carriers to maintain computer hardware and software that is year 2000 compliant could adversely impact our business. In connection with the Mobeo acquisition, Mobeo has represented to us that its computer hardware and software are year 2000 compliant.

     Although we have taken the steps described above to make our systems year 2000 compliant, we may experience material problems and expenses associated with year 2000 compliance that could adversely affect our business, results of operations and financial condition. If the assurances we have received from third parties or Mobeo regarding their compliance are inaccurate we may experience disruption resulting in additional expense and loss of revenue. We are also subject to outside forces that might generally affect industry and commerce, such as year 2000 compliance failures by utility or transportation companies. If our customers experience disruptions related to our services and software systems, they may begin litigation against us even if the disruptions were caused by their own systems or software provided by others.

     We have purchased most of our equipment within the last four years, which has kept the costs of year 2000 compliance efforts to a minimum. All non-compliant software and equipment has been upgraded or replaced at a cost that is not material to us and our total costs relating to year 2000 compliance have been less than $100,000. Based on our review of compliance to date, we do not expect any future costs related to year 2000 compliance to be material.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The statement, as amended, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The statement is not expected to affect us as we currently do not engage or plan to hold derivative instruments or engage in hedging activities.

QUALITATIVE AND QUANTITATIVE DISCLOSURE REGARDING MARKET RISK


     We have limited exposure to financial market risks, including changes in interest rates. We manage our interest rate risk exposure by investing in debt obligations with varying maturity dates. We have $14.8 million in floating rate debt held by Merrill Lynch & Co., one of the underwriters of this offering. We have not entered into any agreements that hedge the effect of changes in rates on this indebtedness. At June 30, 1999, we had short-term investments of approximately $4.0 million. These short-term investments consisted of highly liquid investments in debt obligations of the U.S. Government and other highly-rated entities with maturities of up to 30 years. These investments are classified as available-for-sale and are considered short-term, because we expect to sell them within 12 months. These investments are subject to interest rate risk and will fall in value if market interest rates increase. At June 30, 1999, the value of our short-term investments was approximately $190,000 less than our cost. If market interest rates continue to rise, the value of our short-term investments will continue to decrease. We expect to sell these investments prior to maturity, and therefore we may not realize the full value of these investments. We currently hold no derivative instruments and do not earn foreign-source income. We expect to invest only in debt obligations issued by the U.S. government with maturities of less than one year.


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                                    BUSINESS

OVERVIEW


     We provide wireless data services and systems enabling people to use wireless handheld devices for real-time data communications and transactions. We offer a broad range of capabilities necessary to design, develop, sell and support a full range of wireless data services. We can offer these capabilities because of our engineering expertise, our wireless integration software and our customer service and network operations center.


MARKET OPPORTUNITY

  Growth of the Internet, Intranets and Extranets


     The Internet and businesses' internal data networks, or intranets, have emerged as global communications channels that allow users to share information and conduct real-time business electronically. According to publicly available industry estimates, there were approximately 150 million users of the Internet at the end of 1998 and the number of users will increase to 500 million by the end of 2003. Technology and communications research firm International Data Corporation, or IDC, has published estimates that by 2001 there will be 133 million global intranet users. Businesses are also increasingly employing extranets, which allow them to communicate and conduct transactions electronically with their customers and suppliers. Forrester Research forecasts that business to business electronic and internet commerce in the U.S. will increase from an estimated $100 billion in 1999 to $1,300 billion in 2003. All of the projections and estimates in this "Market Opportunity" section are based on the qualifications described on page 15 of this prospectus.


  Growth of Mobile Communications

     Individuals are increasingly using mobile devices for convenience and enhanced productivity when away from their home or office. The Yankee Group, a technology and communications market research firm, estimates that in the U.S. there were approximately 68.7 million subscribers to wireless voice services at the end of 1998 and that there will be 152.8 million by the end of 2003. Use of wireless telecommunications has grown rapidly as cellular, paging and personal communications systems, or PCS, have become more widely available and affordable for both the business and mass consumer markets. Advances in technology, regulatory changes, the introduction of new service providers and price reductions have contributed to this growth.

  Growth of Wireless Data Applications and Communications


     We believe an increasing number of people will carry wireless devices for data communications rather than for voice communications alone. The latest wireless communications devices in the United States, including handheld personal organizers, notebook computers, pagers and mobile phones, are smaller, less expensive, have longer battery life and more features than earlier devices. According to publicly available estimates, the U.S. wireless data market will grow from 3 million subscribers in 1999 to 36 million subscribers in 2003.


     The market for wireless data applications is driven by the increased reliance on the Internet, intranets and extranets and the emergence of a mobile workforce. IDC forecasts that the remote and mobile workforce in the United States will grow from 35.7 million individuals at the end of 1999 to 47.1 million at the end of 2003. Having grown accustomed to and dependent on the information and applications available on their personal computers, we believe workers and consumers want access to similar information when away from their office or home.

  Attractiveness of Financial Market Applications


     The availability of real-time information, price quotes and trading capabilities is critical to financial market participants, both professionals and individuals. We believe that news, stock prices and other financial information are among the most accessed content on the Internet. The Internet has also enabled the growth of online trading activity. According to the Yankee Group, the number of U.S. households investing online is expected to continue its rapid growth, from 7.1 million in 1998 to 31.0 million in 2003.


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  Increased Outsourcing Trends

     As information technology, or IT, systems have become more complex, companies have increasingly outsourced many of their IT requirements. U.S. firms are now spending 20% of their IT budgets on outsourcing services, according to the industry trade publication Internet Week. These include packaged application software implementation and support, customer support and network development and maintenance. Companies are choosing to focus on their core businesses and seeking to reduce costs associated with developing and maintaining IT networks and software applications. In addition, by outsourcing, companies avoid major challenges faced in hiring and retaining qualified IT employees and realize increased time-to-market benefits.

THE AETHER SOLUTION

     Through our engineering staff, our AIM package of wireless messaging software and development tools (also known as a software platform) and our customer service and network operations center, we provide the services and resources necessary to deliver wireless data systems. Our capabilities address most of the common issues companies face when building wireless data systems.

     Issue:  Wireless data communications systems are complex.

        Many information technology managers lack the engineers and system resources to design, develop, install and maintain new software and systems that give their companies' workforces and customers mobile access to internal desktop applications.

     Solution:  We provide comprehensive wireless communications services.

        We have all the resources necessary to design, develop, install and maintain wireless data communications systems for customers. We have 27 engineers who have on average more than ten years of wireless data experience. Our engineers use our AIM software platform to extend corporate applications to almost any wireless environment. We have established relationships with the leading wireless network carriers, including AT&T Wireless Services, Bell Atlantic Mobile, BellSouth Wireless Data and Ameritech Corp. We have negotiated favorable airtime agreements with these carriers, allowing us to offer our end users flat-rate pricing no matter how much data is transmitted or where a device is used. Our network operations center offers a secure gateway to wireless networks for data delivered to us by our customers, and our customer service center provides devices and call center support to end users. We provide as many, or as few, of these elements as customers require to develop their systems.

     Issue:  There is a wide variety of incompatible standards.

        To build a wireless data system, a business must integrate incompatible networks, devices and operating systems. Companies often require multiple networks to meet the needs of their workers and customers, based on their geographic location and preferred devices, which may use different communications protocols. This can involve complex negotiations with several wireless carriers. Additionally, companies typically use a variety of operating systems for their internal data applications.

     Solution:  Our software and systems can integrate a wide variety of networks, devices and operating systems.

        We give our customers a high degree of flexibility and choice, freeing them from the need to integrate technologies from a variety of parties to develop their systems. Our AIM software platform interacts with the most widely used data network systems, known as CDPD and Mobitex as well as with dial-up circuit connections. As a result, our customers' end users can choose the devices they prefer, including Palm, Windows CE and other personal organizers, notebook computers, pagers and mobile phones. We support and develop applications for the Wireless Applications Protocol, known as WAP, a series of specifications that allow mobile phones to display Internet information. We also are planning to extend our AIM software platform's capabilities to the Microsoft micro-browser and the operating system known as EPOC for handheld devices developed by Symbian Ltd. (a wireless software company jointly owned by Ericsson, Matsushita Communication Industrial Co., Ltd., Motorola, Nokia and Psion
        plc). Our AIM software platform can interact with the major operating systems on which most corporate applications run, including Windows NT, UNIX, Linux and most mainframe operating systems. As connections to new systems have
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

        become needed, our engineers have adapted our AIM software platform to meet the needs of those systems. We believe that as the wireless data market evolves there will continue to be a multitude of protocols for networks, devices and operating systems. We plan to update our AIM software platform continually to address the ongoing need to integrate these protocols. We believe we are the only firm that currently provides this level of service to companies seeking to develop wireless data systems.

     Issue:  Wireless data transmissions are slow and expensive.

        Most of today's wireless data networks operate at less than half the speed of telephone dial-up connections, limiting the delivery of useful data to only small amounts of text and few graphics. Data feeds typically include large amounts of unnecessary data, including message headers and routing information. Because wireless carriers typically charge by the kilobyte of data transmitted, extraneous data add unnecessary cost.

     Solution:  Our systems optimize data transmissions for wireless networks.

        Our AIM software platform optimizes data transmission by employing compression and data-thinning techniques. As a result, users get information faster when they send queries from their devices, and they get more useful information for the price. Our AIM software platform reduces the number of data packets required in a typical wireless transmission by as much as 66%. We ensure reliable message delivery through measures that confirm data have arrived properly and resend data if no acknowledgement has been received.

        Over the next several years, wireless carriers and equipment vendors are planning to build so-called third generation, or 3G, networks, which promise to transmit data at much higher speeds and offer more compatibility among devices. No matter how fast networks become, the need for low cost, secure and reliable data transmission will continue. We have designed our AIM software platform to grow with the capabilities of wireless networks. For example, we are currently working with U.S. and European wireless network carriers to develop our financial trading services to operate over networks using General Packet Radio Services, known as GPRS, a new high-speed wireless network standard being deployed in some U.S. markets and abroad.

     Issue: Corporate managers require rigorous security standards when entrusting their data to third parties.

     Solution:  We provide a secure network operations center.

        Our network operations center has numerous duplicate-or redundant-elements and serves as a high-security physical link between data feeds from our business customers' and others' data systems and wireless carrier networks. This relieves corporations from the burden of constructing similar facilities. We believe our network operations center is capable of meeting the security standards for services we developed or are developing for Reuters, Discover Brokerage, the Chicago Board of Trade and Charles Schwab. We believe that our network operations center is a vital component of our wireless data service offerings and differentiates us from our competitors.

     Issue: Corporate information technology managers are reluctant to configure and maintain inventories of wireless devices and provide ongoing customer support.

     Solution:  We provide product fulfillment and customer service.

        We send end users fully functioning mobile devices configured for the wireless data networks and applications they will use. We also have a customer service center providing ongoing end user support. Companies do not have to worry about configuring devices for use by their employees and customers, fixing broken units, handling warranties or answering questions from users.

THE AETHER STRATEGY

     Our strategy is to be the dominant provider of wireless data services and systems by using our engineering expertise, our AIM software platform, our customer service and network operations center and our other resources to offer businesses complete systems for wireless data communications and transactions. We seek to maximize recurring revenue initially by extending online trading and financial information services to wireless handheld devices. We also plan to enter new markets by licensing our AIM software platform to other industries and by developing broader mass-market applications and services through OpenSky. Our strategy includes the following key elements:


     Develop the market for existing and new products in the financial services sector. Our initial strategy is to tap into major segments of the financial services industry, whose participants we believe are among the earliest adopters of wireless data services. We focus on two types of financial services subscribers, individual investors and market professionals, who understand the value of receiving real-time information and trading capabilities. We believe the same factors that fuel interest in online trading-easy access to accounts and real-time market information and do-it-yourself buying and selling-will lead investors to want wireless access to the same capabilities. In addition, we plan to enhance the services offered by Mobeo by integrating Mobeo's software with our AIM software platform. This will provide Mobeo subscribers with two-way capabilities and access to additional financial information.

     Expand into new industries and international markets. We believe that we can apply our wireless experience and resources to other industries. For example, transportation and health care companies, government workers and mobile sales and repair forces could realize cost benefits and productivity gains through wireless access to in-house data, e-mail and the Internet. Initially, we will target new industries by licensing our AIM software platform to software developers that want to integrate it with their software products and to companies with extensive data needs and mobile workforces. We are also in discussions with potential partners to expand into international markets.


     Pursue mass-market opportunities, including wireless Internet access, e-mail and Internet and other electronic transactions. OpenSky, a company we recently formed with 3Com, is developing wireless Internet access, e-mail and Internet and other electronic transaction services that address opportunities in the emerging consumer and business mass markets. We have a 26% equity interest in OpenSky on a fully diluted basis. We have a letter agreement with OpenSky to provide engineering services for the design and development of OpenSky's proposed systems and services, and OpenSky has a royalty-free license to use our AIM software platform. Additionally, we have a two-year right of first refusal to design and develop custom systems and applications for all services relating to investment banking and brokerage activities. We also have the right to bundle OpenSky services for a period of five years, as an added feature to the other services we offer.


     Expand our customer base and strengthen the Aether brand through enhanced sales and marketing efforts. We intend to increase our sales and marketing expenditures significantly to both increase our direct sales force and promote the Aether brand. To build on our early success in the financial services industry, we intend to build our sales force focused on financial institutions, and we will also target companies that want to provide wireless access to their data applications. We are also starting up a sales effort to market our AIM software platform by targeting large corporations in other industries that both invest heavily in technology and have significant numbers of mobile customers or employees. In addition, we will continue to build relationships with third party software developers who wish to use our AIM software platform to provide their applications with wireless capabilities. Our branding efforts will include advertising, public relations, speaking engagements and sponsorship of major conferences.

     Maintain and strengthen our strategic relationships with suppliers and customers. A key to our ability to provide complete wireless data services to our customers is our relationships with wireless network carriers and manufacturers of wireless devices. These relationships take time to develop, providing us with an advantage getting our services to market before our competitors. We intend to maintain and strengthen these relationships by negotiating more cost-effective rate plans with existing wireless network carriers, testing our wireless services with providers of next-generation high-speed wireless networks and working with manufacturers and industry forums to guide development of new devices and applications.

     Use the expertise we gain by providing engineering services to develop new Aether products. The engineering services we provide our customers play an important role in our product development strategy. While we no longer provide engineering services strictly to generate revenue, we do take on engineering assignments that might allow us to expand into new geographical markets or industry sectors or to provide new services, in particular by introducing us to new technologies. Examples of new services might include enhanced e-mail and Web-browsing, wireless database search and retrieval, alerts based on the occurrence of an event specified by the user, instant messaging and electronic gaming.

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     Pursue selective acquisitions to expand our capabilities.  We intend to pursue acquisitions that we believe would allow us to increase quickly the scale and scope of our resources, such as expanding our engineering force, to expand into new geographical markets or industry sectors or to provide new services.

SERVICES

     The services we currently offer or are developing include:

     - delivering real-time wireless financial market information and trading capabilities;

     - licensing our AIM software platform to corporations seeking to add wireless data capabilities; and

     - providing engineering services for the design, development and support of wireless data systems.

The following table sets forth summary information regarding our services.

WIRELESS FINANCIAL INFORMATION AND TRADING
SERVICES

EXISTING SERVICES            USERS OF SERVICE      DATE INTRODUCED      REVENUE TYPE       SERVICE DESCRIPTION
---------------------------  --------------------  -------------------  -----------------  ------------------------------
  Reuters MarketClip         Individual investors  March 1998           Monthly recurring  Market quotes, news and alerts
  PitViper                   Chicago Board of      July 1999 (Trial     Monthly recurring  Trade recording, commodities
                             Trade floor traders   began)                                  quotes, news and alerts
  TradeRunner                Discover Brokerage's  August 1999          Monthly recurring  Equities and options trading,
                             online investors                                              market quotes, news and alerts
  Mobeo FX Alert             Financial market      September 1999       Monthly recurring  Foreign exchange, quotes, news
                             professionals                                                 and alerts
        SERVICES UNDER DEVELOPMENT          USERS OF SERVICE    REVENUE TYPE           SERVICE DESCRIPTION
------------------------------------------  ----------------  -----------------  --------------------------------
Trading and information for Charles Schwab  Charles Schwab's  Monthly recurring  Equities and options trading,
customers                                   online investors                     market quotes, news and alerts
  Trading and information for Bear Stearns  Brokers of firms  Monthly recurring  Customer account access and
    clearing customers                      clearing through                     trading, market quotes, news and
                                            Bear Stearns                         alerts

AIM LICENSING
CUSTOMER                 DATE OF CONTRACT   REVENUE TYPE      CUSTOMER'S USE OF AIM
-----------------------  -----------------  ----------------  ---------------------------------------------------
  Riverbed Technologies  August 1999        Upfront and per   Develop software for wireless update of handheld
                                            user licensing    devices to desktop computers
                                            fees

ENGINEERING SERVICES
                         CUSTOMER'S TARGET
CUSTOMER                 MARKET             DATE OF CONTRACT  REVENUE TYPE       SERVICE DESCRIPTION
-----------------------  -----------------  ----------------  -----------------  --------------------------------
  ORBCOMM                Transportation     September 1998    Engineering fees   Develop location-tracking
                         industry                                                capabilities for towing firms
  Ericsson               Industries         July 1999         Marketing support  Develop financial data services
                         needing real-time                    and engineering    using two-way pagers
                         information                          fees
  OpenSky                Consumer and       August 1999       Engineering fees   Develop Internet access, e-mail
                         business mass                                           and capabilities to conduct
                         market                                                  transactions on wireless
                                                                                 handheld devices

  Wireless Financial Information and Trading Services

     Our wireless financial information and trading services and customers are described below.

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

     - Reuters MarketClip. In March 1998, we introduced the Reuters MarketClip service, which delivers news stories, real-time financial market price quotes, historical graphs and stock alerts from Reuters to Palm and Windows CE devices. We charge individual subscribers a flat monthly fee for unlimited usage of this service in addition to the fees charged by the securities exchanges and markets for the right to view real-time price quotes. Based on our records, each MarketClip customer sends an average of 110 queries per day. The service operates using the wireless network systems known as CDPD and Mobitex. These networks cover geographic areas that enable us to provide service to more than 90% of the U.S. population. We also continue to support AirBroker, a predecessor to Reuters MarketClip that provides market information using mobile phones.

     - Chicago Board of Trade. In June 1999, we began a limited trial of a wireless trade recording system, PitViper, for the Chicago Board of Trade. This trial allows up to 15 users of Palm devices to track and record trades executed on the floor. Once a trade is entered on PitViper, the terms of the trade are transmitted to Chicago Board of Trade's trade confirmation system. Traders can also access real-time price quotes for commodities and futures as well as news stories. We expect that the Chicago Board of Trade will make PitViper available to the approximately 3,500 Chicago Board of Trade floor traders if the trial succeeds. We intend to charge individual subscribers a flat monthly fee for the service.

     - Discover Brokerage TradeRunner. In August 1999, we launched TradeRunner, a new service that allows Discover Brokerage's online customers to trade stocks, mutual funds and options using Palm devices. In addition, subscribers receive news stories, real-time financial market price quotes, historical graphs and stock alerts from Reuters. We charge Discover Brokerage account holders who subscribe to this service a flat monthly fee for unlimited usage, in addition to the fees charged by the securities exchanges and markets for the right to view real-time price quotes. Users pay Discover Brokerage's regular commission fees for any trades. Discover Brokerage is marketing and advertising TradeRunner through radio, print media and its Web site, and we are marketing the service through our Web site as well. We support TradeRunner through our customer service and network operations center. The service operates using CDPD or Mobitex networks. We are currently developing a market trial for a similar service with Charles Schwab. We are developing the system with Schwab based on a binding preliminary agreement and are negotiating a definitive agreement. Under the preliminary agreement, we have agreed that we or our business partners will spend at least $500,000 (and match up to an additional $500,000 spent by Schwab) on advertising and marketing this service, and we will provide engineering support to implement Schwab's service for no charge for two years. We cannot assure you that we will sign a definitive agreement. We are also in discussions with other brokerage firms to develop similar services.

     - Bear Stearns. We are working with Bear Stearns to develop wireless trading applications for the brokers and other market professionals of firms that clear their trades through Bear Stearns. Using handheld devices, subscribers will be able to access information and capabilities similar to the Bear Stearns applications that reside on their desktop computers. Firms who clear trades through Bear Stearns or their market professionals will pay us a flat monthly per user fee for unlimited usage. We began to develop the system for Bear Stearns after signing a letter of intent with them in March 1999, but neither we nor Bear Stearns has any obligation to the other until a definitive agreement is signed. We cannot assure you that a definitive agreement will be signed.

     - Mobeo services. As a result of the Mobeo acquisition, we offer and plan to enhance Mobeo's financial information services. These services supplement our own by providing additional data relating primarily to the foreign exchange and selected commodities markets. Mobeo delivers time-sensitive financial information from Bridge Information Systems America, Inc. and its subsidiary Telerate, Inc. over wireless networks that reach the largest 100 metropolitan markets in the United States. Mobeo currently offers five services, each operating on pagers. Its flagship service is F/X Alert, a real-time price quote, news and alert service tracking more than 150 financial instruments including foreign exchange, fixed income, futures/derivatives and commodities. Other services called Scrappy, Energy and Pocket Futures track the scrap metals, energy and futures markets, respectively. Early in 1999, Mobeo began marketing Mobeo 1.0, a two-way financial market price quotes and information service, similar to MarketClip, that operates using the RIM 950 two-way pager.

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

  Licensing the AIM Software Platform

     Aether Intelligent Messaging, or AIM, is a package of wireless messaging software and development tools-or software platform-that facilitates the development of wireless data systems. We developed the AIM software platform in 1997 to improve the performance of data delivery over wireless networks and to provide a development kit to speed the software development process. We use the AIM software platform internally to develop and support wireless data services, such as TradeRunner and PitViper. We recently launched a program to license the AIM software platform to both software developers and large corporations. Software developers can integrate the AIM software platform with their applications to provide those applications with a wireless capability. When the AIM-based application is sold, we can then earn one-time revenue from per-user license fees or recurring revenue if the application is run from our network operations center. Similarly, corporate customers who develop AIM-based applications for their own use can pay us license fees per user or recurring services fees if we host the application.

     How the AIM Software Platform Works. The diagram below illustrates how the AIM software platform works to integrate sources of data with wireless networks and devices. Data and applications come from internal corporate systems, such as those at Discover Brokerage, from public data sources via the Internet or from proprietary systems such as Reuters Selectfeed Plus. The AIM software platform then takes the data, replaces unnecessary or repetitive message-header information with more streamlined tags, compresses and encrypts it so the data can move quickly and securely outside the security system (or "firewall") controlling access to and from the source's network and then sends it over the airwaves using any of a number of wireless networks to the intended device. Not all devices will work on all wireless carrier networks. Our AIM software platform can be configured to support other networks as they are developed and as customer needs require.

                           [HOW AIM WORKS FLOW CHART]

     The AIM software platform has the following features and benefits.

     - The AIM software platform enhances the speed, efficiency and security of data transmission over wireless networks. The AIM software platform trims unnecessary electronic message tags and compresses data, with no loss in the reliability of message delivery. As a result, users get data quickly and at low cost. The AIM software platform uses a sophisticated technology known as elliptic curve cryptography, or ECC, which was developed by Certicom Corp., to encode the data so it cannot be read by a third party that intercepts the data.

     - The AIM software platform simplifies programming required to convert data into a form that can be transmitted over wireless networks. The AIM software platform uses industry-standard programming languages and includes application program interfaces. The AIM software platform comes with a software development kit that provides programmers step-by-step guides and automatically generates code for major system components based on the options selected. As a result, programmers can focus on the business objectives the system is designed to meet, rather than becoming immersed in unfamiliar and complex software and wireless network protocols.

     - The AIM software platform facilitates the interaction of major operating systems on which most corporate applications run with the most widely used wireless data networks and devices. To date, the AIM software platform is compatible with the following wireless network carrier protocols, mobile device operating systems and corporate operating systems:

        - wireless network carrier protocols: CDPD, Mobitex and ReFlex, a two-way paging technology developed by Motorola;

        - mobile device operating systems: Palm computing platform, Windows CE, two-way pagers, mobile phones and Windows 95/98/NT and their corresponding modems; and

        - corporate operating systems: Windows NT, UNIX, Linux and most mainframe operating systems.

       As a result, our business customers can offer a wide variety of applications for wireless transmission, and end users can similarly choose from a number of devices. Our engineers continually develop the capabilities of the AIM software platform as new systems, protocols and devices emerge.

  Engineering Services

     We began operations in 1996 by providing engineering services to businesses seeking to develop wireless data systems. Our customers have included the U.S. Postal Service and Reuters Group Overseas Holding(UK) Limited. In addition, Transettlements and Reuters accounted for 61.4% of our engineering services revenue in 1998. Our engineers have experience in developing wireless applications for a variety of businesses.

     Since 1998, we have focused our efforts more on developing wireless data services-such as MarketClip and TradeRunner-that will result in recurring subscription revenue to us. While we therefore no longer provide engineering services strictly to generate revenue, we do take on assignments that might allow us to expand into new geographical markets or industry sectors or to provide new services, in particular by introducing us to new technologies. In addition to our contract with OpenSky, our current engineering services clients include a subsidiary of Ericsson and ORBCOMM. The work we will do for Ericsson will help us to enhance two-way paging services for the financial services industry. Through our work with ORBCOMM, we hope to develop new services for the transportation industry. We generally charge our clients for engineering time on an hourly basis or a per project flat fee.

OPERATIONS

  Engineering and Project Implementation

     Our most important operational resource is our engineering staff. This staff includes wireless systems engineers, software engineers who specialize in developing applications for handheld devices and engineers who specialize in systems integration and testing. We have steadily built our engineering ranks, more than doubling the number from ten in 1998 to 27 in September 1999. Our engineers have, on average, more than ten years of experience in the wireless data industry. Many come from engineering departments at established companies, including IBM, Westinghouse Electric Corporation and UPS/Roadnet. Mobeo currently has one engineer and outsourcing relationships with several engineering firms.

     Project implementation is critical to the effective delivery of services to our customers. Projects generally consist of the following phases: project definition, development, pilot testing, quality assurance and launch. Each project has a project manager who works closely with the customer and coordinates our engineers and our operations and marketing personnel through all phases of the project. Our operations staff prepares documentation and training manuals. During the product launch phase, we send operations teams to train customer personnel on product use and support. Our marketing department works closely with customers before commercial launch to coordinate advertising and publicity.

  Technology and Network Operations

     We operate a secure network operations center at our headquarters in Owings Mills, Maryland. We believe that this center is a vital component of our wireless data service offerings and differentiates us from our competitors. By outsourcing to us, our customers are relieved of the technology and operations burden of managing a highly complex wireless data system. From our network operations center, we maintain high speed data transmission lines (known as T1 connections) both to our customers' data sources and to the wireless data networks we use. The center is equipped with Cisco and Hewlett-Packard networking equipment, Sun Sparc UNIX servers and high-end clustered NT servers. In the event of a catastrophic power failure, there is a diesel-powered generator that is serviced on a weekly basis. We believe our network operations center is capable of meeting the security standards for services we developed or are developing for Reuters, Discover Brokerage, the Chicago Board of Trade and Charles Schwab. We are planning to establish a remote backup facility in early 2000 to provide additional redundancy. The center is staffed from 8:00 a.m. to 8:00 p.m. Eastern time on weekdays and is monitored 24 hours a day, seven days a week.

  Sales and Marketing

     We currently market our products and services to the following customer types: individual investors, financial market professionals and corporations. For our financial market services, we seek to involve other parties, including our corporate customers, in our marketing activities, as has been the case with Reuters, AT&T Wireless Services and Discover Brokerage. As of September 30, 1999, we had eight sales and marketing professionals. We intend to grow this number significantly in the next 12 months. Our business development personnel and senior executives, particularly our chief executive officer and chief operating officer, also spend a considerable amount of time developing potential customer relationships and selling and promoting our services. With the proceeds from this offering, we are planning to make a significant investment in building the Aether brand. Our target customer segments, the services we sell to them and how we reach them are described below.

     - Individual investors. We believe individual investors are the primary subscribers to our wireless financial information and trading services, such as MarketClip and TradeRunner. As of August 31, 1999, we had 934 subscribers to MarketClip and an additional 50 subscribers to its predecessor, AirBroker. Print advertising in finance-related publications is our primary means of marketing these services. Our strategy is to share marketing and advertising costs with our strategic partners and corporate customers associated with particular services. For example, AT&T Wireless Services, which benefits from increased usage of its wireless data network, has shared with Aether the cost of advertising for MarketClip. Ericsson has agreed to join the marketing campaign for MarketClip beginning in the fall of 1999. Discover Brokerage, which benefits from an enhanced service offering and increased customer trading activity, pays for all of the advertising of TradeRunner. Our wireless financial information and trading services are also marketed to individual investors at financial services industry trade shows and on the Web sites of Aether, Discover Brokerage and Reuters. Our customer service center handles in-bound calls generated from these marketing efforts and signs up new subscribers.

     - Financial market professionals. We seek to develop relationships with financial institutions, whose market professionals become the end users of our services. We are currently developing wireless trade recording applications for Chicago Board of Trade floor traders and wireless trading applications for Bear Stearns's trade clearing clients. After we complete the Mobeo acquisition, we will also provide Mobeo's wireless foreign exchange information services, which are primarily used by financial market professionals. As of August 1999, Mobeo had more than 3,110 subscribers for its services. Mobeo markets its products through four direct sales executives in New York and Chicago and through occasional advertising in financial trade publications.

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

     - AIM software platform licensees. We are accelerating our efforts to market the AIM software platform to new industries. To date, we have licensed the AIM software platform to Riverbed Technologies, a leading developer of software tools for wireless handheld devices. We have also established relationships with Microsoft, Oracle Corporation, Sybase Inc. and Lotus Development Corporation to integrate the AIM software platform with their software products and will work to develop similar relationships with other software developers. We are targeting our direct sales effort at large corporations with a significant mobile workforce who wish to develop their own wireless applications.

     - Engineering services clients. As part of our business development effort, we seek out engineering assignments that might allow us to expand into new geographical markets or industry sectors or to provide new services, in particular by introducing us to new technologies.

  Product Fulfillment, Customer Service and Billing

     We provide product fulfillment, customer service and billing at our customer service center, located at our headquarters. We maintain a modest inventory of mobile devices and wireless modems, which we buy in bulk from manufacturers and resellers. Our customer service representatives first verify that a potential subscriber will have wireless network coverage where they plan to use the service. For qualified subscribers, we load and configure custom software on mobile devices, activate wireless modems and perform quality assurance checks. We then pack, ship and track the product until the subscriber receives it. For end users who already own a device, we provide only the modem and software application. We handle all repair and warranty issues for devices we provide to our subscribers.

     We employ nine permanent and three temporary customer service representatives, most of whom are college educated. We train our customer service representatives to handle inquiries about our services, device features and wireless communications. Our customer service personnel are available from 8:30 a.m. until 8:00 p.m. Eastern time. We plan to expand our customer service center during the fourth quarter of 1999.

     We handle customer billing for all subscription fees, devices and modems, securities exchange and market charges and other fees. We bill monthly for subscriber services, which subscribers must pay by credit card. As a result, our billing system can support increases in our subscriber base. We intend to enhance our billing capabilities as our needs grow.

STRATEGIC RELATIONSHIPS

     A key to our ability to provide complete wireless data services to our customers is our relationships with wireless network carriers and manufacturers of mobile devices. These relationships take time to develop, and we therefore believe they provide us with an advantage getting our services to market before our competitors. We maintain the strategic relationships described below.

  Wireless Network Carriers

     We believe our relationships with wireless network carriers are mutually beneficial. We believe we are among the largest buyers of wireless data network capacity for many of the carriers we use. As a result, we are able to negotiate favorable rates. Typically, we have one-year contracts to buy data network capacity either for an agreed amount of kilobytes at a flat fee or on a cents-per-kilobyte basis. We have contracts with AT&T Wireless Services, Bell Atlantic Mobile, BellSouth Wireless Data and Ameritech. As a result, we can give our customers a wide variety of wireless carrier choices.

  Mobile Device Manufacturers

     Our services increase the usefulness of wireless handheld devices, and we believe our services will increase sales of these devices. Mobile device manufacturers have therefore assisted us in various projects we have undertaken. We have worked closely with 3Com, an Aether investor, on the development of our wireless applications for the Palm personal organizer. In late 1998, 3Com's investment helped us fund construction of our customer service and network operations center. In August 1999, a subsidiary of Ericsson, one of the largest manufacturers of wireless phones, agreed to assist us in marketing MarketClip and in developing and marketing other financial information services.

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

Ericsson is also assisting us in developing services using WAP phones and next-generation high-speed GPRS data networks. We participate in industry development groups dedicated to bringing new applications to wireless data, such as the Palm developers group, the WAP Forum and the Windows CE developers forum.

  Financial Content Providers

     Financial content providers supply Aether with real-time financial information, which we provide to our wireless data subscribers. Reuters which is an Aether investor, is our primary provider of financial information and market data for MarketClip and TradeRunner. We have a license to use information from Reuters with an initial term extending through August 2001, and the term automatically extends each year after that unless we or Reuters decide to end the license. After we complete the Mobeo acquisition, we expect to continue Mobeo's relationship with Bridge Information Systems America, Inc., another financial content provider, and its subsidiary Telerate, Inc. We have agreements with the New York Stock Exchange, the Nasdaq Stock Market, Inc., the Chicago Board of Trade and the Options Price Reporting Authority that authorize us to provide real-time price quotes.

OPENSKY


     In August 1999, we formed a new company called OpenSky with 3Com. We formed OpenSky to pursue opportunities in the emerging consumer and business mass markets for wireless Internet access, e-mail and Internet and other electronic transaction applications. OpenSky's main business objectives and strategies include those set forth below.


     - OpenSky will seek to develop a package of applications and services that includes a selection of Web sites that have been customized for access via wireless handheld devices, general Web browsing, access to a user's existing e-mail account and selected Internet and electronic transaction services.

     - OpenSky intends to co-market this package with wireless network carriers and Internet content providers in order to benefit from their brand recognition and marketing channels. OpenSky may also seek to bundle its service package with devices that are distributed by major national computer retailers.

     - OpenSky will seek to develop services that can access all platforms and devices, rather than committing to a single device or network protocol.


     We have a 26% equity interest in OpenSky on a fully diluted basis in the form of 7,000,000 shares of preferred stock. We also have a warrant to buy up to an additional 3,000,000 shares of preferred stock for an aggregate exercise price of $2.5 million, which would give us up to a 33% interest in OpenSky on a fully diluted basis. We can exercise the warrant until 15 days after we complete this offering unless the offering is not completed by January 31, 2000 or OpenSky conducts a public offering or is bought by a third party before our offering is completed. We have a letter agreement with OpenSky to provide engineering services through June 2000 for the design and development of OpenSky's proposed system and services, and OpenSky has a perpetual royalty-free license to use our AIM software platform. Additionally, we have a two-year right of first refusal to design and develop custom systems and applications for all services relating to investment banking and brokerage activities. We also have the right to bundle OpenSky services for a period of five years as an added feature to the other services we offer. We describe the details of our interest in OpenSky in "Transactions Between Aether and Its Officers, Directors and Significant Shareholders-OpenSky" on page 54.



     Our chairman, chief executive officer and president, David S. Oros, is a member of the OpenSky board of directors. Patrick McVeigh, former vice president of worldwide sales for the Palm Computing division of 3Com, serves as president and chief executive officer of OpenSky and also serves on the OpenSky board of directors. OpenSky is based in Palo Alto, California.


MOBEO ACQUISITION

     On September 28, 1999, we acquired all of the common stock of Mobeo, Inc. for a purchase price of $11.7 million in cash, plus Aether options to acquire 18,442 units (equivalent to 46,105 shares) in exchange for existing Mobeo options. The purchase price includes Mobeo's broker's fees and commissions, but did not include our transaction costs of approximately $150,000. All options to acquire shares of Mobeo's common stock were cancelled prior to closing. We issued Aether options in lieu of cash to three of the four holders of Mobeo options in

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


consideration for those three holders cancelling their Mobeo options. The exercise price for these options is $12.00 per unit (equivalent to $4.80 per share) and they are exercisable immediately and until September 2009. We paid the other holder of Mobeo options cash in consideration for cancelling his Mobeo options.



     As a result of the Mobeo acquisition, we have gained 21 additional employees. All three of the selling stockholders have entered into non-compete agreements as a condition to closing. Additionally, two of the selling stockholders have entered into advisory services agreements under which they received options for an aggregate of 125,000 units (equivalent to 312,500 shares), and one of the selling stockholders has entered into an employment agreement under which he received an option for 26,000 units (equivalent to 65,000 shares). The exercise price of options for 125,000 units (equivalent to 312,000 shares) is $15.00 per unit (equivalent to $6.00 per share) and the options are exercisable immediately and until 18 months after this offering is completed. The exercise price of options for 14,000 of the remaining units (equivalent to 35,000 shares) is $12.00 per unit (equivalent to $4.80 per share) and the exercise price of options for the remaining 12,000 units (equivalent to 30,000 shares) is $6.00 per unit (equivalent to $2.40 per share). The options for these 26,000 units (equivalent to 65,000 shares) are exercisable from September 2001 until September 2009. All three of the selling stockholders have agreed to indemnify and hold Aether (including without limitation its officers, directors, stockholders and affiliates) harmless for all liabilities, losses and claims (including third party claims) resulting from a breach of the representations, warranties and covenants contained in the definitive agreement. Additionally, the three selling stockholders have agreed to waive any right of contribution or indemnification against Mobeo. Finally, we granted options to acquire 26,000 units (equivalent to 65,000 shares) to existing Mobeo employees. The exercise price of options for 14,000 units (equivalent to 35,000 shares) is $12.00 per unit (equivalent to $4.80 per share) and the exercise price for 12,000 units (equivalent to 30,000 shares) is $6.00 per share (equivalent to $2.40 per share). Each of these options is exercisable from September 2001 until September 2009.


COMPETITION

     The market for our services is becoming increasingly competitive. We believe we offer the broadest range of services to businesses necessary to enable the development, offering and ongoing support of wireless data communication systems for their employees or customers. The widespread adoption of industry standards may make it easier for new market entrants to offer some or all of the services we offer and may make it easier for existing competitors to introduce some or all of the services they do not now provide, or improve the quality of their services. We expect that we will compete primarily on the basis of the functionality, breadth, quality and price of our services. Our current and potential competitors include:

     - Wireless financial services providers, including W-Trade and EmailPager, Inc.;

     - Wireless data services providers, such as Wireless Knowledge, a joint venture of Microsoft and Qualcomm Incorporated, Research In Motion, Go America and Saraide.com;

     - Wireless communications software companies, including Phone.com, Nettech Systems Inc., Dynamic Mobile Data and 724 Solutions Inc.;

     - Wireless systems integrators, such as IBM, ApiON Ltd., and GTE Corporation; and

     - Wireless network carriers, such as AT&T Wireless Services, Bell Atlantic Mobile, Sprint PCS, Nextel Communications, Inc. and Metricom, Inc.

     Many of our existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than we do. Additionally, many of these companies have greater name recognition and more established relationships with our target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can.

     Notwithstanding the increasing competitiveness of our market, we believe that our potential competitors face substantial barriers to market entry. Development of wireless data systems comparable to those we have already developed is time consuming and costly. Moreover, the engineering talent necessary to develop such systems is scarce.

INTELLECTUAL PROPERTY RIGHTS

     We own applications for federal registration or common law rights in the following trademarks: AirBroker(R), Aether Technologies(TM), Aether(TM) and our logo. Reuters and Reuters MarketClip(TM) are the property of Reuters Group plc. Discover Brokerage TradeRunner(TM) is the property of Discover Brokerage. This prospectus also includes trade
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

dress, trade names and trademarks of other companies. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

     We rely on a combination of copyright, trademark, service mark, trade secret laws and contractual restrictions to establish and protect certain proprietary rights in our services. Mobeo has applied for two patents for its technology. Specifically, one patent application covers the method and system for providing formatted information via a two-way communication system. The other patent application covers the method and system for providing localized information.

     We do not have any federal trademark registrations in the name "Aether" or "AIM" and we may not be able to obtain such registrations due to conflicting marks or otherwise. The steps taken by us to protect our intellectual property may not prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. The laws of certain foreign countries may not protect our services or intellectual property rights to the same extent, as do the laws of the United States. We also rely on certain technologies that we and Mobeo license from third parties including data feeds and related software from Reuters Select Feed Plus and Bridge Information Services, synchronization technology from Riverbed Technologies and encoding technology from Certicom. These third-party technology licenses may not continue to be available to us on commercially attractive terms. The loss of the ability to use such technology could require us to obtain the rights to use substitute technology, which could be more expensive or offer lower quality or performance, and therefore have a material adverse effect on our business, financial condition or results of operations.


     Third parties could claim infringement by us with respect to current or future services. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service installation delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim could have a material adverse effect upon our business, financial condition or results of operations.


GOVERNMENT REGULATION

     We are not currently subject to direct federal, state or local government regulation, other than regulations that apply to businesses generally. The wireless network carriers we contract with to provide airtime are subject to regulation by the Federal Communications Commission. Changes in FCC regulations could affect the availability of wireless coverage these carriers are willing or able to sell to us. We or OpenSky could also be adversely affected by developments in regulations that govern or may in the future govern the Internet, the allocation of radio frequencies or the placement of cellular towers. Regulations of the SEC governing online trading could reduce the level of online trading or the demand for wireless financial information. Also, changes in these regulations could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of costs of litigation or increased service delivery cost or could in some other manner have a material adverse effect on our business, financial condition or results of operations.

     We currently do not collect sales or other taxes with respect to the sale of services or products in states and countries where we believe we are not required to do so. We do collect sales and other taxes in the states we have offices and are required by law to do so. One or more jurisdictions have sought to impose sales or other tax obligations on companies that engage in online commerce within their jurisdictions. A successful assertion by one or more jurisdictions that we should collect sales or other taxes on our products and services, or remit payment of sales or other taxes for prior periods, could have a material adverse effect on our business, financial condition or results of operations.

     Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have an adverse effect on our business.

FACILITIES

     Our principal offices are located in Owings Mills, Maryland in a 15,436 square foot facility under a lease expiring in February 2004, with no renewal option. We also lease space for our offices in Boca Raton, Florida and New York, New York.

     As a result of the Mobeo acquisition, we have an additional 6,000 square feet of office space in Bethesda, Maryland, New York, New York and Chevy Chase, Maryland. These leases expire at different times ranging from November 30, 1999 to December 31, 2004. We will also have month-to-month leases for executive apartments in Chicago, Illinois and in Bethesda, Maryland.

EMPLOYEES


     As of October 1, 1999, we had a total of 83 employees, 62 from Aether and 21 from Mobeo, and 27 of these employees were engineers. None of our employees is covered by a collective bargaining agreement. We believe that our relations with our employees are good.


LEGAL PROCEEDINGS

     We are not currently subject to any material legal proceedings. However, we may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     At the time the offering is completed, our executive officers, directors and nominees for director, and key employees and their ages and position with us will be as follows:


                NAME                   AGE                           POSITION
                ----                   ---                           --------
EXECUTIVE OFFICERS AND DIRECTORS:
David S. Oros........................  40    Chairman, Chief Executive Officer and President
George M. Davis......................  43    Chief Operating Officer
David C. Reymann.....................  41    Chief Financial Officer
Brian W. Keane.......................  41    Senior Vice President, Strategic Development
Dale R. Shelton......................  38    Senior Vice President, Engineering
J. Carter Beese, Jr. ................  43    Director
Frank A. Bonsal, Jr. ................  62    Director
Mark D. Ein..........................  34    Director
Rahul C. Prakash.....................  38    Director
Janice M. Roberts....................  43    Director
Dr. Rajendra Singh...................  43    Director
George P. Stamas.....................  48    Director
Devin N. Wenig.......................  32    Director
Thomas E. Wheeler....................  53    Director
KEY EMPLOYEES:
David J. Bressler....................  31    Vice President, AIM Sales and Marketing
Calvin A. Cassidy....................  42    Vice President, Enterprise Systems and Solutions
John Clarke..........................  36    Vice President, Operations
William F. Davidson..................  34    Senior Vice President, Sales
Andrew S. Meister....................  36    Vice President, Technical Sales
Gregory S. Milbank...................  40    Vice President, Business Development
Michael B. Mills.....................  38    Vice President, Business Development


     Messrs. Beese, Bonsal, Ein, Prakash, Wenig and Wheeler, Dr. Singh and Ms. Roberts are currently managers of Aether Systems LLC, and they and Mr. Stamas are expected to be elected directors of Aether Systems, Inc. immediately prior to the offering.


     David S. Oros founded Aether in 1996 and has been our chairman, chief executive officer and president since Aether's inception. Mr. Oros also serves on the board of directors of OpenSky. From 1994 until 1996, Mr. Oros was president of NexGen Technologies, L.L.C., a wireless software development company that contributed all of its assets to Aether. From 1992 until 1994, he was president of the Wireless Data Group at Westinghouse Electric. Prior to that, Mr. Oros spent from 1982 until 1992 at Westinghouse Electric directing internal research and managing large programs in advanced airborne radar design and development. Mr. Oros received a B.S. in mathematics and physics from the University of Maryland and holds a U.S. patent for a multi-function radar system.


     George M. Davis has served as our chief operating officer since September 1997. He joined us in September 1996 as vice president, business development to lead initiatives required to launch, maintain and develop business opportunities for our services. From September 1994 until September 1996, Mr. Davis was director, enterprise management systems at Northrop Grumman Corp. Prior to that time, Mr. Davis spent more than 14 years at Westinghouse Electric where he managed advanced military electronic development and production projects. He received a B.S. in business and economics from Bethany College.

     David C. Reymann has served as our chief financial officer since joining us in June 1998. Mr. Reymann is also responsible for our treasury management services and human resources. Before joining us, Mr. Reymann was director of finance and accounting for The Sweetheart Cup Company from June 1996 until May 1998, where he managed the financial analysis department and the accounting operations for 11 North American manufacturing plants. Prior to that, Mr. Reymann spent 12 years with Procter & Gamble serving in several key finance, accounting and operations positions. Prior to that, Mr. Reymann spent five years at Ernst & Young where he most recently specialized in emerging growth companies. Mr. Reymann received a B.S. in accounting from the University of Baltimore and is a certified public accountant.

     Brian W. Keane has served as senior vice president, strategic development since joining us in August 1999. Mr. Keane is responsible for our mergers and acquisitions activities as well as the development of strategic relationships and partnerships. From February 1998 until August 1999, Mr. Keane was chief financial officer for Management Information Consulting, Inc., a technology consulting company. Prior to that, Mr. Keane spent ten years as an investment banker with Smith Barney Inc. Mr. Keane received an A.B. in history and mathematics from Cornell University and an M.B.A. from Harvard Business School.

     Dale R. Shelton has served as our senior vice president, engineering since he joined us in June 1996 to direct the development of AIM and our wireless data services. From January 1994 until June 1996, Mr. Shelton served as the systems development leader for flash-flood prediction systems at the National Weather Service. From June 1992 until January 1994, Mr. Shelton was principal engineer for ARINC, Inc., where he led the development of aviation tracking and maintenance systems. He received a B.S. in computer science from the University of Maryland.


     J. Carter Beese, Jr., has been a manager of our limited liability company since June 1997 and is expected to be elected a director of Aether prior to closing the offering. Since July 1998, Mr. Beese has served as president of Riggs Capital Partners, a division of Riggs National Corp., where he oversees a $100 million venture capital fund. From September 1997 until July 1998, he served as vice chairman of the Global Banking Group of BT Alex. Brown. Prior to the merger of Bankers Trust and Alex. Brown, Mr. Beese was chairman of Alex. Brown International from November 1994 until September 1997. From February 1992 until November 1994, Mr. Beese served as a commissioner of the U.S. Securities and Exchange Commission. Mr. Beese serves as a senior advisor to the Center for Strategic and International Studies, a non-partisan public policy think tank and is involved in the World Economic Forum. He serves as a director on the boards of China.com; Internet Securities, Inc., a company majority owned by Euromoney Institutional Investor, Inc.; and Natural Solutions, Inc. Mr. Beese received a B.S. in economics and political science from Rollins College.


     Frank A. Bonsal, Jr., has been a manager of our limited liability company since May 1999 and is expected to be elected a director of Aether prior to closing the offering. Since 1978, Mr. Bonsal has been a founding partner of New Enterprise Associates, one of the largest venture capital firms in the United States. Mr. Bonsal has focused on the development of early stage companies. He currently serves as a director on the boards of CARS, Inc., CORVIS Corp., Entevo Corp., Explore, Inc., GeneScreen, Inc. and Healthy Pet Inc. In addition, he is a special limited partner of Amadeus Capital Partners, Boulder Venture, Novak Biddle, Trellis Ventures and Windward Ventures. Mr. Bonsal received a B.A. in economics from Princeton University.

     Mark D. Ein is a co-founder of Aether, has been a manager of our limited liability company since October 1996 and is expected to be elected a director of Aether prior to closing the offering. Mr. Ein is the founder and chief executive officer of Rollingwood Capital Partners, a holding company that was established in September 1999 to create, invest in and acquire technology and telecommunications companies. From 1992 until September 1999, Mr. Ein was a principal with The Carlyle Group, where he was responsible for many of its telecommunications investment activities. Prior to joining Carlyle, Mr. Ein was an associate with Brentwood Associates, where he worked on leveraged buyout and venture capital investments. Prior to joining Brentwood Associates, he was an analyst in the real estate department of Goldman, Sachs and Company. Mr. Ein currently serves as a director on the boards of LCC International, Inc. and several private companies. Mr. Ein received a B.S. in economics from the University of Pennsylvania and an M.B.A. from Harvard Business School.

     Rahul C. Prakash has been a manager of our limited liability company since February 1997 and is expected to be elected a director of Aether prior to closing the offering. Since January 1997, Mr. Prakash has served as president of Telcom Ventures, L.L.C., a wireless communications investment company. From January 1994 until December

1996, Mr. Prakash served as vice president, business development of Telcom Ventures. Prior to that time, he served as a director of business development at LCC International, Inc. From 1993 until 1994, Mr. Prakash was the director of business development for Telemate, a joint venture he helped establish between LCC and France Telecom. Mr. Prakash is also a director of several private telecommunications companies controlled by Telcom Ventures. He received an M.B.A. in international finance from American University and an M.B.A. from the University of New Delhi, Faculty of Management Studies.

     Janice M. Roberts has been a manager of our limited liability company since June 1999 and is expected to be elected a director of Aether prior to closing the offering. Since September 1992, Ms. Roberts has served as senior vice president of global marketing and business development for 3Com. She is also president of 3Com Ventures, a corporate investment fund, and a director of OpenSky. From January 1992 until September 1992, Ms. Roberts served as vice president and general manager for 3Com's enterprise networking division. From 1989 until January 1992, Ms. Roberts was with BICC Communications where she held several positions, including most recently, president and managing director of its worldwide data networking business. Previously, she held a number of senior international marketing, sales and business development positions in engineering, electronics and communications-based companies. She holds an Honors degree in economics and business from the University of Birmingham in the United Kingdom and is a member of the Chartered Institute of Marketing.

     Dr. Rajendra Singh has been a manager of our limited liability company since December 1997 and is expected to be elected a director of Aether prior to closing the offering. Since December 1993, Dr. Singh has served as chairman of the board of directors and chief executive officer of Telcom Ventures, L.L.C. From 1983 until June 1996, Dr. Singh served as chairman of the board of directors of LCC International, Inc., a worldwide provider of wireless engineering and design services, which he co-founded with his wife in 1983. Dr. Singh has played an instrumental role in the cellular industry by developing key standards used today in wireless system design and methodology. Dr. Singh is a member of the board of directors of Teligent, Inc. and XM Satellite Radio Holdings, Inc. He received a Ph.D. in electrical engineering from Southern Methodist University.

     George P. Stamas is expected to be elected a director of Aether prior to closing the offering. Since April 1996, Mr. Stamas has been a partner with the law firm of Wilmer, Cutler & Pickering and since June 1996 he has been co-chairman of that firm's corporate department. From 1983 until April 1996, Mr. Stamas was a partner at Piper & Marbury L.L.P. Mr. Stamas is counsel to, and a limited partner of, the Baltimore Orioles baseball team. Mr. Stamas also serves on the board of directors of FTI Consulting, Inc., a provider of litigation support services and Luminant Worldwide Corporation, a provider of Internet consulting services. He received a B.S. in economics from the Wharton School of the University of Pennsylvania and a J.D. from University of Maryland Law School.

     Devin N. Wenig has been a manager of our limited liability company since August 1998 and is expected to be elected a director of Aether prior to closing the offering. In April 1994, Mr. Wenig joined Reuters America, Inc. and was promoted to executive vice president of marketing in August 1998, where he is responsible for marketing and business development for Reuters's information businesses in the Americas. Mr. Wenig serves as a director on the boards of Loan Pricing Corp., Intralinks, Inc., FreeEdgar.com and Nastech Pharmaceutical Company, Inc. He received a B.S. from Union College and a J.D. from Columbia University.

     Thomas E. Wheeler has been a manager of our limited liability company since May 1999 and is expected to be elected a director of Aether prior to closing the offering. Since 1992, Mr. Wheeler has served as president and chief executive officer of the Cellular Telecommunications Industry Association. In 1994, Mr. Wheeler was appointed by President Clinton to a six-year term as a member of the board of trustees of the John F. Kennedy Center for the Performing Arts. Mr. Wheeler is a director on the boards of the Public Broadcasting System and the U.S. Capitol Historical Society. He received a B.S. in business administration from Ohio State University.

     David J. Bressler joined us in June 1999 as vice president, AIM sales and marketing. From June 1995 until April 1999, Mr. Bressler worked at TIBCO Software, Inc., where he was director of enterprise network solutions. From April 1994 until May 1995, he was a network design engineer for the network integration unit of Bell Atlantic Corporation. Mr. Bressler received a B.A. in mathematics from the City University of New York and an M.B.A. in international business and information technology from New York University.

     Calvin A. Cassidy joined us in November 1998 as vice president, enterprise systems and solutions to oversee project development and implementation. From October 1997 until November 1998, Mr. Cassidy handled project development for transportation management systems at Lockheed Martin Corp. From January 1995 until October 1997, Mr. Cassidy managed business development for transportation systems at Tenera, Inc. From July 1980 until January 1995, Mr. Cassidy also developed and delivered advanced defense and commercial systems at Westinghouse Electric. Mr. Cassidy received a B.S. in computer science from Virginia Tech, an M.S. from George Washington University and an M.B.A. from Loyola College in Baltimore.

     John Clarke joined us in January 1996 as vice president, operations and oversees our customer service and network operations center. From June 1986 until January 1996, Mr. Clarke developed advanced microwave systems at Westinghouse Corp. He received a B.S. in engineering from Clarkson University and an M.B.A. from Loyola College in Baltimore.


     William F. Davidson, Jr. joined us in October 1999 as senior vice president of sales. Prior to joining us, Mr. Davidson worked for 12 years as vice president of wireless data sales and marketing for Bell Atlantic Mobile. Mr. Davidson also worked briefly in 1997-1998 as vice president of sales for GE Capital. Mr. Davidson attended the University of Richmond and Farleigh Dickinson University in Madison, New York.


     Andrew S. Meister is a co-founder of Aether and serves as vice president, technical sales. Prior to joining us, he was a vice president, engineering at NexGen from August 1995 until January 1996. From August 1993 until August 1995, Mr. Meister was the engineering manager at Mobile Solutions Inc. From January 1987 until August 1993, Mr. Meister was a senior software engineer at United Parcel Service. Mr. Meister received a B.S. in computer science from Northeastern University and an M.S. in computer science from Johns Hopkins University.


     Gregory S. Milbank joined us in June 1998 and serves as vice president, business development. From 1997 until June 1998, Mr. Milbank was with Reuters America, Inc. where he held a position in new business development. His duties at Reuters included development of The Open Systems Group, created to support trading room system and data feed sales and support, and he was also a member of the management team that oversaw the acquisition of Quotron from Citibank. Mr. Milbank began his career in financial information technology in 1983 with Market Information, Inc., a subsidiary of U.S. Sprint, where he was western regional manager.


     Michael B. Mills joined us in April 1999 as vice president, business development. His primary role is to lead initiatives required to launch, maintain and develop business opportunities and to guide corporate strategy and alliances. Prior to joining us, Mr. Mills worked for 10 years as a telecommunications and technology writer. From April 1994 until April 1999, Mr. Mills wrote for the Washington Post, and from 1987 until April 1994 he wrote for Congressional Quarterly and other publications. Mr. Mills received a B.A. from Michigan State University and an M.A. in public affairs journalism from American University.

     At the time of closing of this offering, our board will have ten directors. The agreement governing our limited liability company requires the seats on the board of managers of the limited liability company to be allocated to specific members identified in the agreement. This agreement will end when we convert to a corporation before completion of the offering. We expect that four of the members who will become stockholders of the corporation will enter into a stockholder agreement that will govern voting for our directors. We expect that NexGen, Telcom-ATI Investors, L.L.C., Reuters and 3Com-who will together hold 66% of the shares of common stock outstanding after the offering-will be parties to this agreement. We expect the agreement to require each party to vote all its shares for two directors named by NexGen, two directors named by Telcom-ATI Investors, two directors named jointly by NexGen and Telcom-ATI Investors and one director named by each of Reuters and 3Com. We expect that Messrs. Oros and Ein will be named by NexGen, Dr. Singh and Mr. Prakash will be named by Telcom-ATI Investors, Mr. Wenig will be named by Reuters and Ms. Roberts will be named by 3Com as directors under the stockholder agreement. The right of NexGen and Telcom-ATI Investors to jointly name two additional directors will not arise until our first annual meeting. The terms of the limited liability company agreement and the expected terms of the stockholder agreement are further described in "Transactions Between Aether and its Officers, Directors and Significant Stockholders."

     Directors will be elected for a term of one year.

     Our executive officers will be appointed by, and serve at the discretion of, our board of directors. We expect that each of our officers will devote substantially full time to our affairs. We expect that our non-employee directors will devote such time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our executive officers, directors or key employees.

COMMITTEES OF THE BOARD OF DIRECTORS

     Immediately after the offering, the compensation committee will consist of Messrs. Beese, Prakash and Wheeler. The compensation committee:

     - determines the compensation of senior executive officers (chief executive officer and president, chief operating officer, and chief financial officer), subject, if the board so directs, to the board's further ratification of the compensation;

     - determines the compensation for other officers or to delegate such determinations to the chief executive officer;

     - grants options, stock, or other equity interests under our stock option or other equity-based incentive plans; and

     - administers those plans and, where such plans specify, our other employee benefit plans.

     Immediately after the offering, the audit committee will consist of Messrs. Beese and Bonsal. The audit committee:

     - makes recommendations to the board concerning the engagement of independent accountants;

     - reviews with the independent accountants the plans and results of the audit engagement;

     - approves professional services provided by the independent accountants;

     - considers the range of audit and non-audit fees;

     - verifies that auditors, internal and external, are independent of management and are objective in their findings;

     - reviews annual CPA audit and recommendations of internal controls and related management response;

     - reviews the audit reports with management and the auditor;

     - oversees the internal audit function; and

     - monitors management's efforts to correct deficiencies described in any audit examination.

DIRECTOR COMPENSATION


     Except for reimbursement for reasonable travel expenses relating to attendance at board meetings and discretionary grants of stock options, directors will not be compensated for their services as directors. Directors who are employees will be eligible to participate in our equity incentive plan. We expect to issue each director options at the price of shares in the offering concurrent with the offering. We expect to issue each director an option for 15,000 shares plus an option for 5,000 shares for each committee the director sits on.


     We granted options to acquire units in our limited liability company to managers of the limited liability company from time to time, and we intend to convert these options into options for shares of common stock in connection with our conversion to a corporation. The following table identifies options that we have granted to non-employee director nominees since January 1, 1996 on the basis of the number of shares of common stock into which we expect then to convert.

                                            NUMBER OF
                                        SHARES UNDERLYING    EXERCISE
NON-EMPLOYEE DIRECTOR                      OPTIONS(#)        PRICE($)
--------------------------------------  -----------------    --------
J. Carter Beese, Jr. .................        75,000          $ .40
Frank A. Bonsal, Jr. .................        37,500           1.77
Mark D. Ein...........................       100,000            .40
Thomas E. Wheeler.....................        37,500           1.77
George P. Stamas......................        11,250            .01


     Messrs. Beese and Ein have exercised all of their options shown above.

EXECUTIVE COMPENSATION

     Summary Compensation. The following table sets forth compensation awarded to, earned by or paid to our chief executive officer and the other executive officers whose total cash compensation exceeded $100,000 during the year ended December 31, 1998. We refer to these three officers as the "named executive officers." Information regarding options shows the number of shares for which the options will be exercisable upon conversion of our limited liability company into a corporation.

                                                                                               LONG-TERM
                                                        ANNUAL COMPENSATION               COMPENSATION AWARDS
                                               -------------------------------------   --------------------------
                                                                                         SHARES
                                                                        OTHER ANNUAL   UNDERLYING     ALL OTHER
                                                                        COMPENSATION    OPTIONS      COMPENSATION
         NAME AND PRINCIPAL POSITION           SALARY ($)   BONUS ($)       ($)           (#)            ($)
         ---------------------------           ----------   ---------   ------------   ----------    ------------
David S. Oros................................   $200,000    $150,000           --            --           $--
  Chairman, Chief Executive Officer and
  President
George M. Davis..............................    133,333      52,895       $2,420        75,000           --
  Chief Operating Officer
Dale R. Shelton..............................    109,200       4,000           --        50,000           --
  Senior Vice President, Engineering

     In addition to the named executive officers, Mr. Reymann, our chief financial officer, joined us in June 1998 and Mr. Keane, our senior vice president, strategic development, joined us in August 1999. Mr. Reymann's employment contract, which is described under "Employment Agreements with Executive Officers" below, provides for an annual salary of $127,500 and an award, granted at the time Mr. Reymann joined us, of options to receive 62,500 shares with an exercise price of $1.49 per share. Mr. Keane receives an annual salary of $150,000 and was awarded options to receive 125,000 shares with an exercise price of $4.80 per share granted at the time he joined us.

     Option Grants. The following table shows information regarding stock options granted to the named executive officers during the year ended December 31, 1998. Each of the options was for units in the limited liability company and the table shows the number of shares for which the options will be exercisable upon the conversion of our limited liability company into a corporation before the offering. No stock appreciation rights were granted to these individuals during the year.


                                                                                                            POTENTIAL REALIZABLE
                                                                     PERCENTAGE                               VALUE AT ASSUMED
                                                                      OF TOTAL                             ANNUAL RATES OF STOCK
                                                                      OPTIONS                              PRICE APPRECIATION FOR
                                                 NUMBER OF SHARES     GRANTED     EXERCISE                  OPTION TERM($)(2)(3)
                                                UNDERLYING OPTIONS       TO       PRICE PER   EXPIRATION   ----------------------
                     NAME                         GRANTED(#)(1)      EMPLOYEES    SHARE($)       DATE         5%          10%
                     ----                       ------------------   ----------   ---------   ----------   ---------   ----------
David S. Oros..................................           --              --           --            --          --           --
George M. Davis................................       75,000            12.4%       $1.49     July 2008     $70,373     $178,340
Dale R. Shelton................................       50,000             8.3%       $1.49     July 2008     $46,916     $118,893


---------------

(1) The options will become exercisable in their entirety on July 21, 2001 and none of them will become exercisable prior to that date unless there is a change of control of Aether, which includes a sale of all our assets or the sale of at least 80% of the equity of our company. Stock options issued before July 21, 1998 expire on the fifth anniversary of the date of grant, regardless of whether the option holder's employment with us has been terminated. Options to purchase shares issued on or after July 21, 1998 expire 90 days after the termination of employment of the option holder.


(2) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the SEC and are based on the assumption that the exercise price was the fair market value of the shares on the date of grant. The fair market value on the date of grant was determined by Aether's board of directors and is equal to the stock price paid by Reuters Market Clip Holdings Sarl in August 1998 which was negotiated at approximately the same time as the issuance of the options. There is no assurance provided to any executive officer or any other holder of our securities that the actual price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level.



(3) The potential realizable value of the options assuming no price appreciation from the assumed offering price in this offering of $14.00 per share was $938,250 for Mr. Davis and $625,500 for Mr. Shelton.


     Aggregate Option Exercises and Holdings. No options were exercised by the named executive officers during the year ended December 31, 1998. The following table provides information concerning the shares represented by outstanding options held by each of the named executive officers as of December 31, 1998.

                                                                   NUMBER OF SHARES            VALUE OF UNEXERCISED
                                                                UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                                                              OPTIONS AT DEC. 31, 1998(#)       DEC. 31, 1998($)(1)
                                                              ---------------------------   ---------------------------
                            NAME                              EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                            ----                              -----------   -------------   -----------   -------------
David S. Oros...............................................         --            --        $     --       $     --
George M. Davis.............................................    121,250        78,750        $242,500       $ 75,600
Dale R. Shelton.............................................     93,750        81,250        $187,500       $107,900

---------------


(1) The amount set forth represents the difference between the fair market value of the underlying units on December 31, 1998 ($2.40 per share) and the exercise price of the option. The fair market value was determined by Aether's board of directors and is equal to the stock price paid by 3Com in October 1998 which was the most recent stock price paid prior to December 31, 1998. If the assumed offering price of $14.00 per share was used to calculate the value of options, the value of exercisable and unexercisable options would increase by $1.4 million and $913,500, respectively, for Mr. Davis and by $1.1 million and $942,500, respectively for Mr. Shelton.


EMPLOYMENT AGREEMENTS WITH EXECUTIVE OFFICERS

     We have entered into employment contracts with Messrs. Oros and Reymann. Mr. Oros' contract became effective June 22, 1999 and provides for a salary of $200,000 per year, a performance bonus of up to $100,000 per year and additional bonuses based on annual revenue targets and proceeds raised from private placements of our equity securities in 1999. The contract has an initial term expiring in June 2002 and automatically extends for additional one month increments until terminated by Aether or Mr. Oros on 15 days notice. Pursuant to the contract, we granted Mr. Oros a warrant to acquire 875,000 shares of our common stock. The warrant currently has an exercise price of $1.60 per share of common stock. We also gave Mr. Oros the right to allocate to key employees of his choosing warrants to acquire 125,000 shares of common stock having the same terms and conditions. Mr. Oros has awarded warrants for 50,000 shares of our common stock to Mr. Davis, 37,500 shares of our common stock to Mr. Shelton and 18,750 shares of our common stock to Mr. Reymann. Mr. Oros subsequently received our permission to assign part of his warrant, leaving him with a warrant to acquire 775,000 shares. In September 1999, Mr. Oros received a warrant to acquire 175,000 shares of our common stock at an exercise price of $4 per share. From this grant, Mr. Oros subsequently assigned a warrant exercisable for 17,500 shares of our common stock. If we terminate Mr. Oros without cause, he is entitled to receive from us an amount equal to the salary he would have received during the balance of the term of the employment contract, and his warrants will fully vest immediately. Under the contract, "cause" means committing an act of gross negligence or other willful act that materially adversely affects Aether, refusing to comply in any respect with specific directions of the managers of our limited liability company, or being convicted or pleading no contest to any felony or any misdemeanor involving fraud, breach of trust or misappropriation. Each of these warrants become exercisable upon completion of this offering if the offering price is greater than $6 per share.

     Mr. Reymann's contract was entered into June 1, 1999 and provides for a minimum salary of $127,500 per year. The contract has an initial term expiring on June 1, 2001. We and Mr. Reymann have agreed that if we terminate him without cause, he is entitled to receive from us an amount equal to the salary he would have received during the balance of the term of the employment contract.

1999 EQUITY INCENTIVE PLAN

     We have adopted and our sole stockholder prior to the offering has approved an equity incentive plan to promote our long-term growth and profitability, improve stockholder value, and attract, retain and reward highly motivated and qualified employees and directors. The compensation committee of our Board of Directors will administer the equity incentive plan unless the Board of Directors specifies another committee of the Board of Directors or chooses to act itself as administrator.

     Under the equity incentive plan, we can grant options for approximately 5.2 million shares of common stock, which number will adjust automatically to be 20% of our outstanding common stock from time to time. We can grant options to employees in the form of incentive stock options for up to 3,000,000 shares, but may choose not to do so. Any options we grant that are not incentive stock options will be nonqualified stock options.

     All of our employees, directors and certain service providers are eligible to receive options under the equity incentive plan. For tax reasons, the equity incentive plan limits the number of shares covered by the options that an individual can receive in a calendar year to 50% of the total initial pool. The administrator will determine the prices, exercise schedules, expiration dates and other material conditions under which optionees may exercise their options. Except with respect to replacement options, which we grant to replace options from Aether Systems LLC or companies we acquire, the exercise price of these options after the initial public offering may not be less than the fair market value of the common stock on the date of grant. We intend to replace the options Aether Systems LLC granted with options under this plan when we convert to a corporation before completion of the offering.

     All options will become exercisable if we have a change of control, except as option agreements provide otherwise or as necessary to allow pooling of interest accounting. The plan's administrator may provide that an optionee must cooperate with us in connection with the change of control to receive this acceleration. In general, we will have a change of control if, after our initial public offering:

     - anyone acquires or holds at least 80% of our voting securities, excluding holdings by our benefit plans and some other related parties;

     - we complete a merger or consolidation, unless, in general, our pre-merger shareholders own more than 20% of the voting securities of the merged companies;


     - our board changes in specified ways in connection with proxy contests or as a result of adding new directors who are not approved by existing directors; or


     - if we complete a liquidation or dissolution or sell or otherwise dispose of all or substantially all of our assets.

In addition, unless we provide otherwise, or as necessary to allow pooling of interest accounting, the equity incentive plan and all options will terminate in defined circumstances if:

     - we are not the surviving company in a merger, consolidation or reorganization;

     - we complete a liquidation or dissolution or sell substantially all our assets; or

     - our board approves and we complete a transaction that results in a person or entity's owning all of our stock, unless the person or entity is related to us in specified ways.

However, before the equity incentive plan would terminate for one of those reasons, we would either agree that our successor would assume the options and/or the equity incentive plan, allow optionees to exercise the options if these options were in-the-money, or cancel the options by paying the amount, if any, by which the value determined with respect to that transaction exceeds the exercise price of the options.

     The equity incentive plan limits the time during which an optionee can exercise an option to no more than ten years. In addition, an optionee who leaves employment will generally have no more than 90 days to exercise an option, reduced to no days after employment in terminations for cause, and additional rules apply to death and disability. The compensation committee may, however, override the plan's rules, other than the ten year limit. We cannot grant additional options under the equity incentive plan after the tenth anniversary of its adoption.

SENIOR BONUS PLAN

     We have adopted a senior bonus plan. A special tax rule in Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the compensation that we can deduct for payments to our chief executive officer and the four other most highly compensated executive officers to $1 million per officer per year. We intend the senior bonus plan to provide incentive compensation that does not count against each executive's deduction limit. We may choose to use the senior bonus plan, or we may pay bonuses under some other future plan to which the tax deduction limits will apply, as long as we do not use the other payments to make up bonuses a participant loses under the senior bonus plan.

     Unless our Board of Directors selects another committee, the compensation committee will administer the senior bonus plan and select participants from our key employees and those of any subsidiaries, although we expect that most participants will be executive officers. When we refer to the "compensation committee" in discussing the senior bonus plan, we also mean any other committee that administers this plan. Only "outside directors" under the tax rules can determine the participants, set the performance goals, and certify that we or the participants have met those goals. The compensation committee will either consist solely of two or more outside directors or those members who do not satisfy the definition of an outside director will either abstain from voting or refrain from serving on a subcommittee that then administers this plan. The compensation committee has broad administrative authority to, among other things, designate participants, establish performance goals and performance periods, determine the effect of participant termination of employment and "change in control" transactions before paying an award, and generally interpret and administer the senior bonus plan. Neither we nor the Board has designated any participants or established any performance goals under the senior bonus plan.

     The compensation committee will select participants for any given time period based primarily on its judgement as to which executive officers are likely to be named in our proxy statement as the chief executive officer or one of our other four most highly compensated executive officers as of the end of the performance period and that the compensation committee reasonably expects to have compensation in excess of $1 million. We do not expect any of our employees to exceed that limit in 1999.

     In setting performance goals, the compensation committee will specify the applicable performance criteria and targets it will use for such performance period, which may vary from participant to participant. The performance criteria and targets will measure one or more of the following company, subsidiary, operating unit, or division financial performance measures:

     - pre-tax or after-tax net income or earnings;

     - earnings before interest expense, taxes, depreciation and amortization;

     - operating income or gross revenue;

     - profit or operating margin;

     - earnings per share;

     - stock price;

     - cash flows;

     - total stockholder return;

     - total stockholder return as compared to total return, on a comparable basis, of a publicly available index such as the Standard & Poor's 500 Stock Index;

     - return on equity, on capital or on investment;

     - ratio of debt to stockholders' equity;

     - subscriber growth;

     - working capital; or

     - strategic business criteria consisting of one or more objectives based upon meeting specified revenue, market penetration, geographic business expansion goals, cost targets and goals relating to acquisitions or divestitures.

     The compensation committee may set these goals (1) on an absolute stand-alone basis, or on a relative basis in comparison to others, (2) based on internal targets, (3) based on comparison with prior performance, (4) based on comparison to capital, shareholders' equity, shares outstanding, assets or net assets, and/or (5) based on comparison to the performance of other companies. For example, the compensation committee could express an income-based performance measure in a number of ways, such as net earnings per share, or return on equity or with reference to meeting or exceeding a specific target, or with reference to growth above a specified level, such as prior year's performance or peer group performance. The compensation committee can also ignore unusual or nonrecurring accounting effects. The senior bonus plan provides that achieving these goals must be substantially uncertain at the time the goals are established and are subject to the committee's right to reduce the amount of any award payable as a result of the performance as discussed below.

     The compensation committee may set a participant's target bonus, that is, the amount the participant will receive if the targets are met, as a dollar amount or in a formula, for example as a percentage share of a bonus pool, provided that, if the committee uses a pool approach, the total bonus opportunity for all participants who are part of the pool may not total more than 100% of the pool. The committee has the sole discretion to reduce, but not increase, the actual bonus awarded under the plan. The committee must determine the extent to which the performance goals are met and the participant becomes entitled to a bonus.

     The maximum bonus payable under the senior bonus plan to any one individual in any one calendar year is $3 million, although we have no plans or expectations at this time to pay bonuses of that size.

     Our board or the committee may at any time amend the senior bonus plan, and our board may terminate the plan. However, without a participant's written consent, no amendment or termination may materially adversely affect the annual bonus rights, if any, of any already designated participant for a given performance period after the participants and targets are set. Our board may make any amendments necessary to comply with applicable regulatory requirements, including the tax deduction limit for senior executives. If necessary to preserve the intended tax treatment, the board may submit future amendments of the senior bonus plan to our shareholders for approval.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of our compensation committee is an officer or employee of Aether. Other than Mr. Oros, who is an executive officer of Aether and OpenSky and who serves on the boards of directors of Aether and OpenSky, none of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation will limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of an individual's fiduciary duties as a director except for liability:

     - for any breach of a director's duty of loyalty to Aether or to its stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

     - for any transaction from which a director derives an improper personal benefit.

     Our bylaws will provide that Aether will indemnify its directors and executive officers and may indemnify its officers, employees and other agents to the full extent permitted by law. We believe that indemnification under our bylaws will cover at least negligence and gross negligence on the part of an indemnified party. Our bylaws also will permit us to advance expenses incurred by an indemnified party in connection with the defense of any action or proceeding arising out of a party's status or service as a director, officer, employee or other agent of Aether upon an undertaking by the party to repay the advances if it is ultimately determined that he or she is not entitled to indemnification.

     We will enter into separate indemnification agreements with each of our directors and officers. These agreements will require us to, among other things, indemnify the director or officer against expenses (including attorney's fees), judgments, fines and settlements paid by the individual in connection with any action, suit or proceeding arising out of the individual's status or service as a director or officer of Aether (other than liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest) and to advance expenses incurred by the individual in connection with any proceeding against the individual with respect to which he or she may be entitled to indemnification by us.

     We believe that our proposed certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Following completion of this offering, we also will maintain directors' and officers' liability insurance.

     At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of Aether where indemnification will be required or permitted. Furthermore, we are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                      TRANSACTIONS BETWEEN AETHER AND ITS
                OFFICERS, DIRECTORS OR SIGNIFICANT STOCKHOLDERS

     Since our inception, we have engaged in the following transactions with executive officers, directors and owners of 5% or more of our equity, or entities related to them.

EQUITY INVESTMENTS

     The following discussion describes the issuance of units of our limited liability company in connection with its initial capitalization and subsequent financings. Immediately before we complete this offering, our limited liability company will be converted into a corporation and each unit in the limited liability company will be converted into two and one-half shares of our common stock and each option or warrant for one unit will be converted into an option or warrant for two and one-half shares of our common stock.

     Aeros L.L.C., our predecessor, was formed in January 1996 by NexGen Technologies, L.L.C. and a predecessor to Transettlements, Inc. At the time Aeros was formed, NexGen contributed assets in the wireless data field in exchange for 3,000,000 units (equivalent to 7,500,000 shares) and Transettlements contributed $1,000,000 in cash in exchange for 1,000,000 units (equivalent to 2,500,000 shares). In May 1996, Transettlements contributed an additional $500,000 in exchange for an additional 500,000 units (equivalent to 1,250,000 shares). In August 1996, we changed our name to Aether Technologies International, L.L.C. Then, in September 1999, we changed our name to Aether Systems LLC.

     In February 1997, a subsidiary of Telcom Ventures, L.L.C. acquired 290,000 units (equivalent to 725,000 shares) from Transettlements and 43,000 units (equivalent to 107,500 shares) from NexGen and contributed $1,000,000 to Aether in exchange for 625,000 units (equivalent to 1,562,500 shares). Additionally, Telcom Ventures was granted an option to purchase 710,000 units (equivalent to 1,775,000 shares) from Transettlements and two options to purchase a total of 907,000 units (equivalent to 2,267,500 shares) from NexGen. In December 1997, Telcom Ventures and its subsidiary contributed an additional $690,369 to Aether in exchange for an additional 230,123 units (equivalent to 575,308 shares). In June 1999, Telcom Ventures exercised its option with Transettlements and one of its options with NexGen to purchase 710,000 and 157,000 units, respectively (equivalent to 1,775,000 and 392,500 shares, respectively). Aether did not receive any proceeds from the exercise of these options.

     In October 1997, we borrowed $100,000 from Reuters Group Overseas Holdings
(UK) Limited pursuant to a demand note that accrued interest at 7% per year. In January 1998, we borrowed an additional $100,000 from Reuters at an accrued interest rate of 7% per year pursuant to a second demand note. In March 1998, as part of the consideration paid by Reuters for Aether's development of MarketClip, Reuters cancelled both of these notes.

     In January 1998, Pyramid Ventures, Inc., a subsidiary of Bankers Trust Corporation, acquired 333,333 units (equivalent to 833,333 shares) at $3.00 per unit and 401,961 units (equivalent to 1,004,903 shares) at $3.73 per unit for total proceeds to Aether of approximately $2.5 million. At that time, Aether redeemed 83,333 units (equivalent to 208,333 shares) held by NexGen for $249,999 and 250,000 units (equivalent to 625,000 shares) held by Transettlements for $750,000. As part of the financing arrangement, Pyramid agreed to use reasonable efforts (1) to cause BT Alex. Brown to purchase 100 subscriptions to MarketClip for a 12-month period or (2) to refer affiliates of BT Alex. Brown or third parties to Aether for the purpose of entering into development contracts with an aggregate price of $300,000 over a two-year period.

     In June 1998, Telcom Ventures and Pyramid each loaned us $250,000. The notes accrued interest at 8% per year and were due on demand with a stated maturity date of the earlier of December 31, 1998 or the closing of an anticipated private placement of units. The notes were convertible into units at the option of the holder at the rate of $250,000 divided by the per unit price to be paid in the anticipated private placements. In connection with the issuance of these notes, we also issued 5,656 warrants (equivalent to 14,140 shares) with an exercise price of $0.01 per unit to each of Telcom Ventures and Pyramid. Pyramid converted its $250,000 loan plus accrued interest in August 1998 into 57,180 units (equivalent to 142,950 shares) at a per unit price of $4.42 and exercised its warrant and acquired 5,656 units (equivalent to 14,140 shares). In August 1998, we repaid the amount owed Telcom Ventures, including $2,520 in interest. In August 1999, Telcom Ventures exercised its warrant and acquired 5,656 units (equivalent to 14,140 shares) at a per unit price of $0.01.

     In August 1998, Reuters received 1,131,222 units (equivalent to 2,828,055 shares) in exchange for $4,735,020 in cash and forgiveness of $530,980 we owed Reuters for hardware and other inventory, offset by $266,000 Reuters owed us under a license agreement we previously entered into with Reuters relating to sales of MarketClip and related fees.

     In October 1998, 3Com Corp. contributed $6,000,000, in exchange for 1,000,000 units (equivalent to 2,500,000 shares). At the same time we issued 3Com a conditional warrant to purchase 357,466 units (equivalent to 893,665 shares) exercisable at $0.01 per unit if the milestones described below are achieved before October 29, 2001. 3Com achieved the first milestone entitling it to exercise 57,466 units (equivalent to 143,665 shares) as a result of having completed a joint sales and marketing plan. 3Com may exercise an additional 150,000 units (equivalent to 375,000 shares) when we receive $6 million in engineering services revenue from business opportunities introduced by 3Com. 3Com may exercise an additional 150,000 units (equivalent to 375,000 shares) if we attain 6,000 wireless service subscribers as a result of business opportunities introduced to us by 3Com. 3Com has not attained either of these last two milestones and has not exercised any of its warrants.


     Effective June 1999, we issued to Mr. Oros a warrant to acquire 350,000 units (equivalent to 875,000 shares) at an exercise price of $.01 per unit. We subsequently agreed with Mr. Oros to amend the exercise price to $4 per unit. We also gave Mr. Oros the right to allocate to key employees of his choosing warrants to acquire 50,000 units (equivalent to 125,000 shares) having the same terms and conditions. Mr. Oros has awarded warrants to acquire 20,000 units (equivalent to 50,000 shares) to Mr. Davis, 15,000 units (equivalent to 37,500 shares) to Mr. Shelton and 7,500 units (equivalent to 18,750 shares) to Mr. Reymann. Mr. Oros subsequently received our permission to subdivide his warrant to give Mark Ein a warrant to acquire 40,000 units (equivalent to 100,000 shares), leaving Mr. Oros with a warrant to acquire 310,000 units (equivalent to 775,000 shares). In September 1999, when we increased the exercise price on the warrants issued to Mr. Oros in June 1999, we granted Mr. Oros a warrant to acquire an additional 70,000 units (equivalent to 175,000 shares) at an exercise price of $10 per unit to compensate him for the increase in the exercise price on the earlier warrants. From this grant, Mr. Oros subsequently assigned a warrant exercisable for 7,000 units (equivalent to 17,500 shares) to Mr. Ein.



     In August 1999, we issued to Mr. Ein 40,000 units (equivalent to 100,000 shares) upon exercise of his options at an exercise price of $1.00 per unit. In September 1999, Mr. Beese exercised an option for 30,000 units (equivalent to 75,000 shares) at an exercise price of $1.00 per unit.


LIMITED LIABILITY COMPANY AGREEMENT, STOCKHOLDERS AGREEMENT AND REGISTRATION RIGHTS AGREEMENT

     NexGen, Transettlements, Telcom Ventures, Pyramid, Reuters, 3Com and Messrs. Beese and Ein are members in our limited liability company and parties to a limited liability company agreement. All members own units of the same class. The members have the right to participate in any additional equity financings in order to maintain their current percentage ownership interest. We expect that these rights will be extinguished in connection with our conversion into a corporation. The members authorized a group of nine managers to manage and direct our business and affairs. Under the agreement, NexGen appoints four managers, Telcom Ventures appoints two managers and each of the other members, other than Transettlements, Mr. Beese and Mr. Ein, appoints one manager. The agreement allows members to conduct business with us so long as the terms are fair and reasonable to us and have been approved by the managers. Extraordinary transactions such as the issuance of additional securities, a sale or merger, the acquisition of substantial assets or the removal of Mr. Oros require the vote of 60% of all units held by the members other than Mr. Ein. Each member must approve any change to the agreement if the change would have a materially adverse effect on the member's rights and obligations. The members have granted each other rights of first refusal, rights to join with another member selling its units to a third party and rights to require other members to sell their units to a third party.

     The limited liability company agreement gives members the right to have sales of some of their interests registered under the Securities Act in connection with this offering, but all members have agreed to waive this right.

     The limited liability company agreement will terminate upon conversion of the limited liability company into a corporation immediately prior to the completion of this offering. We expect that NexGen, Telcom-ATI Investors, Reuters and 3Com will enter into a stockholder agreement before completion of the offering. Under the stockholder agreement, these parties will vote for two directors named by each of NexGen and Telcom-ATI Investors and for one director named by each of Reuters and 3Com. In addition, commencing on the date of the first annual meeting of stockholders, if the board of directors consists of up to nine members, these parties will vote to elect to the board of directors one additional person named jointly by NexGen and Telcom-ATI Investors Ventures; and if the board of directors consists of 10 or 11 members, the parties will vote to elect two members named jointly by NexGen and Telcom-ATI Investors. We expect the right to name directors will end when these stockholders reduce their share ownership below levels set forth in the agreement.

     We will enter into a registration rights agreement with NexGen, Telcom-ATI Investors, Reuters, 3Com and Transettlements, which will entitle these parties to an aggregate of three demand registrations at any time after the first anniversary of this offering, and at the request of these parties, include in any registration statement for our own account or the account of any other stockholder, the shares of common stock held by those parties, subject to limitations set forth in the agreement. We also expect the agreement will require us to file a shelf registration statement covering the sale of all shares held by parties to the stockholder agreement from time to time. We expect the agreement will require us to file the shelf registration statement only when we are eligible to use the short form registration statement on Form S-3, which would be at least one year from the closing of this offering.

LOAN TO NEXGEN


     In September 1998, we loaned NexGen $155,000 at an interest rate of 7.5% per year pursuant to two notes. One note for $95,000 was due in December 1998 and one note for $60,000 was due in October 1998. In August 1999, both notes were amended to be due upon 30 days notice. On December 24, 1998, NexGen made a payment of $19,346 with respect to these notes.


REUTERS LICENSE AGREEMENT

     In August 1998, we entered into an amended license, marketing and distribution agreement with Reuters, which continues through August 11, 2001 and renews automatically for successive one-year terms unless either party provides 180 days prior written notice. Reuters granted us a non-exclusive license to use the information supplied by Reuters Selectfeed Plus for distribution to subscribers of MarketClip, AirBroker and for development purposes. In August 1999, Reuters granted us permission to use Selectfeed Plus information for the TradeRunner service developed for Discover Brokerage and the services we are developing with Charles Schwab and Bear Stearns. Pursuant to the agreement, Aether granted Reuters an exclusive license to use the systems developed by Aether to transmit Reuters information to wireless handheld devices and a license to use the MarketClip software for purposes of supplying subscribers with MarketClip. The geographic scope of all of the licenses under the agreement is limited to the United States. Under the agreement, Reuters has a right of first refusal to purchase units of Aether if Aether or any unit holder sells units and, as a result, a competitor of Reuters holds 50% or more of our units, or if we sell all or substantially all of our assets to a competitor of Reuters. Under the terms of the license, we pay Reuters a monthly fee for each subscriber to our services that use information provided by Reuters. During 1998 we paid Reuters $40,300 under this contract and the average monthly fee per subscriber was $4.89; during the first six months of 1999 we paid Reuters $58,606 under this contract and the average monthly fee per subscriber was $4.97.

OPENSKY


     On August 9, 1999, we formed a new company with 3Com in which we acquired an interest in AirWeb Corporation, which is doing business as OpenSky. We contributed a perpetual, non-exclusive, non-assignable, royalty-free worldwide license to our AIM software platform in exchange for 7,000,000 shares of Series A Preferred Stock-which represents a 26% equity interest in OpenSky on a fully diluted basis and an option to buy up to an additional 3,000,000 shares of Series A Preferred Stock for an aggregate exercise price of $2.5 million. If we exercise our option, we will own up to approximately 33% of the equity of OpenSky on a fully diluted basis. Our option to acquire these additional shares expires at the earlier of January 31, 2000 or 15 days after we close our initial public offering. We intend to exercise this option in full upon completion of this offering. In connection with the formation of the joint venture, 3Com paid $7.0 million in cash and agreed to contribute to OpenSky a perpetual, non-exclusive, non-assignable license to 3Com's Web Clipping technology (including rights to derivative works) and Palm OS software in exchange for 10,000,000 shares of Series A Preferred Stock, representing a 33% equity interest in OpenSky on a fully diluted basis. The management team of OpenSky will acquire in the aggregate 4.2 million shares of common stock and options to acquire an additional 5.8 million shares, which together represent a 33% equity interest in OpenSky on a fully diluted basis.

     As part of our investment with 3Com in OpenSky, we each received registration rights, including two demand registration rights that we can use after the earlier of the completion of OpenSky's initial public offering and August 9, 2004. We also entered into a right of first refusal and co-sale agreement, which, among other things, requires the management team to first offer any OpenSky securities to OpenSky and then to us and 3Com before selling the securities to a third party. This agreement also allows us and 3Com to sell a pro rata portion of our stock to a third party along with the management team if the right of first refusal is not exercised. We and 3Com have also agreed that before either of us sells any shares of Series A Preferred Stock to an unrelated third party, we would first offer the other (or any other holders of Series A Preferred Stock) those shares on a pro rata basis and then to OpenSky.


     Aether, 3Com and OpenSky's management are each entitled to appoint one director to OpenSky's board of directors. OpenSky's board of directors currently consists of three members: David S. Oros, our chairman, chief executive officer and president; Janice M. Roberts, who is expected to be one of our directors, is the senior vice president, marketing and business development of 3Com; and Patrick McVeigh, OpenSky's president and chief executive officer (and former president of the Palm Computing division of 3Com). We have entered into a voting agreement with 3Com and OpenSky's management in which each of the parties has agreed to vote in favor of each of the directors named by Aether, 3Com and OpenSky's management until the earliest of (1) OpenSky's completion of an initial public offering of at least $15 million, (2) OpenSky's completion of a sale of substantially all of the assets of OpenSky or the transfer of more than 50% of the voting power of OpenSky or (3) the parties' termination of the agreement. OpenSky cannot take certain major corporate actions, such as selling the company or issuing securities with rights and preferences senior to the Series A Preferred Stock, without the approval of holders of two-thirds of the Series A Preferred Stock.


     On August 9, 1999, we entered into a letter agreement with OpenSky under which we have agreed to provide OpenSky, for a period of ten months from the date of the letter agreement, engineering services for the design and development of its proposed systems and services. The letter agreement provides that OpenSky will pay us $250,000 per month for these services, in addition to $500,000 they paid us for work performed prior to the date of the letter agreement. Additionally, for a period of five years from the date of the letter agreement, OpenSky has agreed to provide us the right to resell OpenSky's basic package of services. We also have a right of first refusal for development of all investment banking and brokerage applications for OpenSky for a period of two years from the date of the letter agreement, subject to approval of the company for whom the service is developed.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information with respect to beneficial ownership of our common stock as of October 15, 1999, and as adjusted to reflect the sale of 6,000,000 shares of common stock offered in this offering, as to:


     - each person (or group of affiliated persons) known by us to own beneficially more than 5% of our outstanding common stock;

     - each of our directors;

     - each of the executive officers named in the summary compensation table;
       and

     - all our directors and executive officers as a group.

     The table reflects the expected conversion of Aether from a limited liability company to a corporation and the exchange of units in the limited liability company into shares of common stock.


     Except as indicated in the footnotes to this table and under applicable community property laws, to our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock. Options exercisable on or before November 30, 1999, are included as shares beneficially owned. For the purposes of calculating percent ownership as of October 15, 1999, 20,066,995 shares were issued and outstanding, and, for any individual who beneficially owns shares represented by options exercisable on or before November 30, 1999, these shares are treated as if outstanding for that person, but not for any other person. Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o Aether Systems, Inc., 11460 Cronridge Drive, Owings Mills, Maryland 21117.


                                                                                 PERCENT
                                                                           BENEFICIALLY OWNED
                                                                           -------------------
                                                                NUMBER      BEFORE     AFTER
                      NAME AND ADDRESS                        OF SHARES    OFFERING   OFFERING
                      ----------------                        ----------   --------   --------
DIRECTORS AND EXECUTIVE OFFICERS:
David S. Oros (1)...........................................   7,724,168     37.1%       28.8%
George M. Davis (2).........................................     173,750         *           *
Dale R. Shelton (3).........................................     150,000         *           *
Frank A. Bonsal, Jr. (4)....................................      37,500         *           *
  1119 St. Paul Street
  Baltimore, MD 21202
J. Carter Beese (5).........................................      75,000         *           *
Mark D. Ein (6).............................................     217,500      1.1%           *
Rahul C. Prakash (7)........................................           0                     *
  c/o Telcom Ventures, L.L.C.
  211 N. Union St., Suite 300
  Alexandria, VA 22314
Janice M. Roberts (8).......................................           0         *           *
  c/o 3Com Corporation
  5400 Bayfront Plaza
  Santa Clara, CA 95952
Dr. Rajendra Singh (9)......................................   5,151,948     25.7%       19.8%
  c/o Telcom Ventures, L.L.C.
  211 N. Union St., Suite 300
  Alexandria, VA 22314
George P. Stamas (10).......................................      11,250         *           *
  c/o Wilmer, Cutler & Pickering
  100 Light Street
  Baltimore, MD 21202
Devin N. Wenig..............................................           0         *           *
  c/o Reuters America, Inc.
  1700 Broadway, 2nd Floor
  New York, NY 10019

                                                                                 PERCENT
                                                                           BENEFICIALLY OWNED
                                                                           -------------------
                                                                NUMBER      BEFORE     AFTER
                      NAME AND ADDRESS                        OF SHARES    OFFERING   OFFERING
                      ----------------                        ----------   --------   --------
Thomas E. Wheeler (11)......................................      37,500         *           *
All directors and executive officers as a group (14 persons)  13,659,864     63.2%       49.5%
  (12)......................................................
5% STOCKHOLDERS:
3Com Corporation (13).......................................   2,643,665     13.1%       10.1%
  5400 Bayfront Plaza
  Santa Clara, CA 95052
NexGen Technologies, L.L.C..................................   6,791,668     33.8%       26.1%
Pyramid Ventures, Inc. (14).................................   1,995,325      9.9%        7.7%
  One Bankers Trust Plaza
  130 Liberty Street
  New York, NY 10006
Reuters MarketClip Holdings Sarl (15).......................   2,828,055     14.1%       10.9%
  c/o Reuters America, Inc.
  1700 Broadway, 2nd Floor
  New York, NY 10019
Telcom-ATI Investors, L.L.C.................................   5,151,948     25.7%       19.8%
  211 N. Union St., Suite 300
  Alexandria, VA 22314

---------------
  *  Less than 1%.


 (1) Includes 6,791,668 shares owned by NexGen Technologies, L.L.C. over which Mr. Oros exercises voting and investment control by virtue of his position as Managing Member of NexGen. Also includes warrants to purchase 932,500 shares of common stock that will be immediately exercisable when this offering closes, assuming that the offering price is $6 per share or greater.



 (2) Includes vested options to purchase 123,750 shares of common stock and warrants to purchase 50,000 shares of common stock when this offering closes, assuming that the offering price is $6 per share or greater.



 (3) Includes vested options to purchase 112,500 shares of common stock and warrants to purchase 37,500 shares of common stock when this offering closes, assuming that the offering price is $6 per share or greater.



 (4) The amount shown excludes approximately 18,170 shares in which Mr. Bonsal has an indirect interest as a result of his non-voting limited liability company membership interest in Telecom-ATI Investors.



 (5) Includes 75,000 shares owned by JCB Holdings, a legal entity for the benefit of the Beese family, over which Mr. Beese exercises voting and investment control. The amount shown excludes approximately 103,825 shares in which Mr. Beese has an indirect interest as a result of his non-voting limited liability company membership interest in Telecom-ATI Investors.


 (6) Includes warrants to purchase 100,000 shares of common stock when this offering closes, assuming that the offering price is $6 per share or greater and warrants to purchase 17,500 shares of common stock at $4 per share.


 (7) Mr. Prakash, the president of Telcom-ATI Investors, (which is controlled by Telcom Ventures, LLC), disclaims beneficial ownership of the 5,151,948 shares owned by Telcom-ATI Investors including approximately 52,000 shares in which he has an indirect interest as a result of his option to acquire a non-voting limited liability company membership interest in Telcom-ATI Investors.


 (8) Ms. Roberts is senior vice president global marketing and business development of 3Com Corp. and president of 3Com Ventures. Ms. Roberts disclaims beneficial ownership of shares held by 3Com Corp.

 (9) Includes 5,151,948 shares owned by Telcom-ATI Investors and entities it controls, over which Dr. Singh exercises voting and investment control by virtue of his position as chairman and chief executive officer of Telcom-ATI Investors.

(10) Includes vested options to purchase 11,250 shares of common stock. The amount shown excludes approximately 15,572 shares in which Mr. Stamas has an indirect interest as a result of his non-voting limited liability company membership interest in Telecom-ATI Investors.


(11) Includes vested options to purchase 37,500 shares of common stock.

(12) Includes all the shares and options identified above and options for 20,833 shares that will be immediately exercisable when this offering closes, assuming that the offering price is $6 per share or greater, and 62,500 shares issuable upon exercise of options exercisable by November 30, 1999.

(13) Includes vested options to purchase 143,665 shares of common stock.


(14) Pyramid Ventures, Inc. is an indirect wholly-owned subsidiary of DeutscheBank AG.


(15) Reuters MarketClip Holdings Sarl is an indirect wholly-owned subsidiary of Reuters Group plc.

                          DESCRIPTION OF CAPITAL STOCK


     Following the closing of the sale of the shares offered hereby, our authorized capital stock will consist of 75,000,000 shares of common stock, $.01 par value, and 1,000,000 shares of preferred stock, $.01 par value.


COMMON STOCK


     As of October 15, 1999, there were 20,066,995 shares of common stock outstanding that were held of record by approximately eight stockholders after giving effect to the conversion of Aether from a limited liability company and the exchange of each limited liability company unit into two and one-half shares of common stock. As of the same date, there were options and warrants to purchase a total of 4,771,520 shares of common stock after giving effect to the conversion of Aether from a limited liability company and this offering. There will be 26,066,995 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option) after giving effect to the sale of the shares of common stock offered by this prospectus.


     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Aether, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of holders of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

     Effective upon the closing of this offering, Aether will be authorized to issue 1,000,000 shares of undesignated preferred stock. The board of directors will have the authority to issue the undesignated preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any series and the designation of a series, without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Aether without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. Furthermore, this preferred stock may have other rights, including economic rights senior to the common stock, and, as a result, the issuance of preferred stock could have a material adverse effect on the market value of the common stock. At present, we have, no plans to issue any shares of preferred stock.

STOCKHOLDER'S AGREEMENT


     We expect NexGen, Telcom-ATI Investors, Reuters and 3Com to enter into a stockholders agreement, which will require these parties to vote to elect to the board of directors two persons named by each of NexGen and Telcom-ATI Investors, two persons named jointly by NexGen and Telcom-ATI Investors and one person named by each of Reuters and 3Com. We describe the expected terms of this agreement in further detail in "Transactions Between Aether and its Officers, Directors or Significant Stockholders" at page 55.


REGISTRATION RIGHTS OF STOCKHOLDERS

     Pursuant to the terms of the agreement governing our limited liability company, the members of the limited liability company had registration rights with respect to the units of the limited liability company or any common stock received upon conversion of the limited liability company into a corporation, but all members have agreed to waive this right. This agreement, and our obligation to register shares, is terminating with conversion of the limited liability company into a corporation. We and the members of the limited liability company are entering into a registration rights agreement requiring us to register their shares on demand beginning one year after the date of the offering. We describe the expected terms of this agreement in further detail in "Transactions Between Aether and its Officers, Directors or Significant Stockholders" at page 58.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND CHARTER PROVISIONS

     Our certificate of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the polices formulated by our board of directors. In addition, provisions of Delaware law may hinder or delay an attempted takeover of Aether other than through negotiation with our board of directors. These provisions could have the effect of discouraging attempts to acquire us or remove incumbent management even if some or a majority of our stockholders believe this action to be in their best interest, including attempts that might result in the stockholders' receiving a premium over the market price for the shares of common stock held by stockholders.

     Removal and replacement of directors. Under our certificate of incorporation and bylaws, directors may only be removed with cause. In addition, a majority of the directors then in office can fill board vacancies and newly-created directorships resulting from any increase in the size of the board of directors, even if those directors do not constitute a quorum or only one director is left in office. These provisions could prevent stockholders, including parties who want to take over or acquire us, from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

     Advance notice provisions for stockholder proposals and stockholder nominations of directors. The bylaws establish an advance notice procedure regarding stockholder proposals and nominations for director. The advance notice procedure will not apply to proposals by our board of directors or management. Any stockholder that wishes to make a proposal or nominate a director for election at an annual meeting must deliver us notice of the proposal or the nomination not less than 45 days nor more than 90 days before the first anniversary of the proxy statement for the preceding year's annual meeting. For a special meeting, the notice must generally be delivered not less than 70 days nor more than 90 days before a special meeting or ten days following the day on which public announcement of the meeting is first made. This advance notice proposal could prevent someone interested in acquiring us from proposing actions that could facilitate the takeover.

     Special meetings of stockholders and actions in lieu of a meeting. Our certificate of incorporation and bylaws permit special meetings of the stockholders to be called only by the board of directors, the chairman of the board or the president or holders of at least 50% of our securities that are outstanding and entitled to vote generally in an election of directors. The stockholders may take action by written consent in lieu of a meeting only if such consent is signed by all stockholders. These provisions may make it more difficult for stockholders to take actions opposed by the board of directors.

     Authorized but unissued shares. Without further stockholder approval, we can issue shares of common stock and preferred stock up to the number of shares authorized for issuance in our certificate of incorporation, except as limited by Nasdaq rules. We could use these additional shares for a variety of corporate purposes. These purposes include future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Our ability to issue these shares of common stock and preferred stock could make it more difficult, or discourage an attempt, to obtain control of Aether by means of a proxy contest, tender offer, merger or otherwise.

     Amendment of bylaws. The Delaware General Corporation Law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation and bylaws require the affirmative vote of the holders of at least 66- 2/3% of our outstanding voting stock to amend or repeal our bylaws. Our bylaws may also be amended or repealed by a simple majority vote of the board of directors.

     Section 203 of Delaware Law. In addition to the foregoing provisions of our certificate of incorporation and bylaws, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of Aether without further action by the stockholders. Transactions with NexGen or Telcom-ATI Investors or their affiliates are not covered by this provision.

     Our stock option plan generally provides for assumption of our plan or substitution of an equivalent option of a successor corporation or, alternatively, at the discretion of the board of directors, exercise of some or all of the options stock, including non-vested shares, or acceleration of vesting of shares issued pursuant to stock grants, upon a change of control or similar event. The ability to accelerate vesting may make a takeover more expensive and thus discourage a takeover attempt.

WARRANTS


     As of the date of this prospectus, warrants were outstanding for the purchase of 2,068,665 shares of common stock. Of these warrants, warrants for 1,000,000 shares are exercisable at a price of $1.60 per share and 175,000 warrants are exercisable at a price of $4.00 per share. 3Com holds the remaining warrants to purchase 893,665 shares at a price of $.01 per share. The warrants exercisable for $1.60 per share and the warrants exercisable for $4.00 per share become exercisable upon completion of this offering assuming the offering price is at least $6.00 per share and remain exercisable until June 2002. The remaining warrants become exercisable from time to time upon the satisfaction of conditions described at page 58 of this prospectus. In addition to the warrants described above, Merrill Lynch Capital Corporation has warrants, none of which are currently exercisable, to acquire up to 2,419,690 shares of our common stock for no consideration. These warrants become void upon the closing of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 27 for a detailed discussion.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is BankBoston, N.A.

LISTING

     We expect our shares of common stock to be quoted on the Nasdaq National Market, subject to official notice of issuance, under the trading symbol "AETH."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Before this offering, there has been no public market for our common stock. A significant public market for the common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, or the possibility of these sales occurring, could adversely affect prevailing market prices for our common stock or our future ability to raise capital through an offering of equity securities.

     Upon completion of this offering, we will have outstanding 26,066,995 shares of common stock. Of these shares, the 6,000,000 shares to be sold in this offering (6,900,000 shares if the underwriters' over-allotment option is exercised in full) will be freely tradable in the public market without restriction under the Securities Act, unless the shares are held by "affiliates" of Aether, as that term is defined in Rule 144 under the Securities Act.

     The remaining 20,066,995 shares outstanding upon completion of this offering will be "restricted securities" as that term is defined under Rule 144. We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as summarized below.

     Pursuant to "lock-up" agreements, all the executive officers, directors and stockholders of Aether, who hold all of these restricted securities, have agreed with the underwriters not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of these shares for a period of 180 days from the date of this prospectus. We also have entered into an agreement with the underwriters that we will not offer, sell or otherwise dispose of common stock for a period of 180 days from the date of this prospectus. However, Merrill Lynch & Co. may in its sole discretion, at any time without notice, consent to the release all or any portion of the shares subject to lock-up agreements.

     Taking into account the lock-up agreements, and assuming Merrill Lynch & Co. does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

     - on the date of this prospectus, the 6,000,000 shares sold in the offering will be immediately available for sale in the public market;

     - 180 days after the date of the prospectus, approximately 19,499,495 shares will be eligible for sale, 19,441,995 of which will be subject to volume, manner of sale and other limitations under Rule 144; and

     - the remaining 567,500 shares will be eligible for sale under Rule 144 from time to time upon the expiration of various one-year holding periods after the expiration of the lock-up period applicable to those shares.

     Following the expiration of the lock-up period, shares issued upon exercise of options we granted prior to the date of this prospectus will also be available for sale in the public market pursuant to Rule 701 under the Securities Act. Rule 701 permits resales of these shares beginning 90 days after the date of this prospectus by persons other than affiliates. In general, under Rule 144, after the expiration of the lock-up period, a person who has beneficially owned restricted securities for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the then-outstanding shares of common stock; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

     Sales under Rule 144 are also subject to manner of sale and notice requirements and to the availability of current public information about Aether. Under Rule 144(k), a person who has not been our affiliate at any time during the three months before a sale and who has beneficially owned the shares proposed to be sold for at least two years can sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.


     Through October 15, 1999, we have granted options to purchase 2,702,855 shares of common stock to specified persons pursuant to the option plan of our limited liability company. We intend to file, after the effective date of this offering, a registration statement on Form S-8 to register approximately 5,200,000 shares of common stock reserved for issuance under the stock option plan we intend to adopt before completion of the offering. See "Management -- Executive Compensation" at page 51. The registration statement will become effective automatically upon filing. Shares issued under the foregoing plan, after the filing of a registration statement on Form S-8 may be sold in the open market, subject, in the case of some holders, to the Rule 144 limitations applicable to affiliates, the lock-up agreements and vesting restrictions imposed by us.



     In addition, following this offering, the holders of 19,891,995 shares of outstanding common stock will, under some circumstances, have rights to require us to register their shares for future sale. See "Description of Capital Stock-Registration Rights of Stockholders" at page 61.

                                  UNDERWRITING

GENERAL

     We intend to offer our common stock in the United States through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, BancBoston Robertson Stephens Inc., Donaldson, Lufkin & Jenrette Securities Corporation and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among our company and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from our company, the number of shares of common stock set forth opposite its name below.

                                                                              NUMBER
               U.S. UNDERWRITER                                              OF SHARES
               ----------------                                              ---------
Merrill Lynch, Pierce, Fenner & Smith
               Incorporated................................................
BancBoston Robertson Stephens Inc..........................................
Donaldson, Lufkin & Jenrette Securities Corporation........................
U.S. Bancorp Piper Jaffray Inc.............................................
                                                                             ---------
               Total.......................................................  6,000,000
                                                                             =========

     In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth in the agreement, to purchase all of the shares of common stock being sold under the terms of the purchase agreement if any of the shares of common stock being sold under the terms of the purchase agreement are purchased. In the event of a default by an underwriter, the purchase agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

     We have agreed to indemnify the underwriters against some liabilities, including some liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at
such price less a concession not in excess of $     per share of common stock.
The underwriters may allow, and such dealers may reallow, a discount not in
excess of $     per share of common stock to certain other dealers. After the initial public offering, the public offering price, concession and discount may change.

     The following table shows the per share and the total public offering price, the underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                                              PER SHARE   WITHOUT OPTION   WITH OPTION
                                                              ---------   --------------   -----------
Public Offering Price.......................................      $             $               $
Underwriting Discount.......................................      $             $               $
Proceeds, before expenses, to Aether Systems................      $             $               $

     The expenses of the offering, exclusive of the underwriting discount, are estimated at $1.3 million and are payable by us.

OVER-ALLOTMENT OPTION

     We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 900,000 additional shares of our common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

RESERVED SHARES

     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 390,000 of the shares offered by this prospectus to be sold to some of our employees, officers, directors and their immediate family members. The number of shares of our common stock available for sale to the general public will be reduced to the extent that those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

NO SALES OF SIMILAR SECURITIES

     We and our executive officers and directors and all of our existing stockholders have agreed, with certain exceptions, without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 180 days after the date of this prospectus, not to directly or indirectly

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file a registration statement under the Securities Act relating to any shares of our common stock; or

     - enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

QUOTATION ON THE NASDAQ NATIONAL MARKET

     We expect our common stock to be approved for quotation on the Nasdaq National Market, subject to official notice of issuance, under the symbol "AETH."

     Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, are the valuation multiples of publicly traded companies that the representatives believe to be comparable to us, certain of our financial information, the history of, and the prospects for, our company and the industry in which we compete, and an assessment of our management, our past and present operations, the prospects for, and timing of, future revenue of our company, the present state of our development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours. There can be no assurance that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to the offering at or above the initial public offering price.

     The underwriters have advised us that they do not expect sales of the common stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered in this offering.

NASD REGULATIONS


     We are required, under the terms of our senior secured interim credit facility with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the underwriters of this offering, and Merrill Lynch Capital Corporation to apply approximately $14.8 million from the net proceeds of the offering to repay all amounts outstanding under this facility. Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8), which requires that the public offering price of an equity security be no higher than the price recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. BancBoston Robertson Stephens Inc. has agreed to act as qualified independent underwriter with respect to the offering, and the price of the common stock will be no higher than that recommended by BancBoston Robertson Stephens Inc.


     The underwriters will not confirm sales of the common stock to any account over which they exercise discretionary authority without the prior written specific approval of the customer.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

     Until the distribution of our common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase our common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

     If the underwriters create a short position in our common stock in connection with the offering, i.e., if they sell more shares of our common stock than are set forth on the cover page of this prospectus, the representatives may reduce that short position by purchasing our common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of our common stock in the open market to reduce the underwriters' short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

     Neither our company nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither our company nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS


     On September 28, 1999, we entered into a senior secured interim credit facility with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Capital Corporation, one of the underwriters of this offering, under which we borrowed $14.8 million to fund the purchase price for our acquisition of Mobeo and pay fees and expenses related to the acquisition and credit facility and for general corporate purposes. Under the terms of this senior secured interim credit facility, we will use a portion of the net proceeds of the offering to repay all amounts outstanding under this facility. In connection with the closing of the credit facility, we also issued warrants to Merrill Lynch Capital Corporation. If we repay the loan out of the proceeds of this offering, the warrants shall become void and no shares will be issued. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 27. Merrill Lynch received customary compensation for providing the credit facility. The loan transaction was independent of, and not contingent upon, the completion of the offering.

     Some of the underwriters and their affiliates may engage in other transactions with, and perform services for, our company in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking transactions with our company, for which they may receive customary compensation.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for Aether by Wilmer, Cutler & Pickering, Washington, D.C. George P. Stamas, a partner at Wilmer, Cutler & Pickering, is expected to be elected a director of Aether. Mr. Stamas owns options to purchase 11,250 shares of common stock, and he holds a non-voting interest in Telcom-ATI Investors. Certain legal matters in connection with this offering will be passed upon for the underwriters by Hogan & Hartson L.L.P., Washington, D.C.

                                    EXPERTS

     The financial statements and schedule of Aether Technologies International, L.L.C. as of December 31, 1997 and 1998, and for each of the years in three-year period ended December 31, 1998 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Mobeo, Inc. as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998, included in this prospectus, have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, and the exhibits and schedules to the registration statement portions of which are omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, and the exhibits and schedules filed as part of the registration statement. Statements in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to that exhibit. Each statement in this prospectus relating to a contract or document filed as an exhibit to the registration statement is qualified by the filed exhibits.

     In addition, after the offering, we will file reports, proxy statements and other information with the SEC. You may read and copy any document we file, including the registration statement, at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.


     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                         INDEX TO FINANCIAL STATEMENTS

                   AETHER TECHNOLOGIES INTERNATIONAL, L.L.C.

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Balance Sheets as of December 31, 1997 and 1998 and June 30,
  1999 (unaudited)..........................................  F-3
Statements of Operations and Other Comprehensive Loss for
  the years ended December 31, 1996, 1997 and 1998, and for
  the six months ended June 30, 1998 and 1999 (unaudited)...  F-4
Statements of Members' Capital for the years ended December
  31, 1996, 1997 and 1998, and for the six months ended June
  30, 1999 (unaudited)......................................  F-5
Statements of Cash Flows for the years ended December 31,
  1996, 1997 and 1998 and for the six months ended June 30,
  1998 and 1999 (unaudited).................................  F-6
Notes to Financial Statements...............................  F-7

                                  MOBEO, INC.

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-17
Balance Sheets as of December 31, 1997 and 1998 and June 30,
  1999 (unaudited)..........................................  F-18
Statements of Operations for the years ended December 31,
  1996, 1997 and 1998 and for the six months ended June 30,
  1998 and June 30, 1999 (unaudited)........................  F-19
Statements of Changes in Stockholders' Equity (Deficit) for
  the years ended December 31, 1996, 1997 and 1998 and for
  the six months ended June 30, 1999 (unaudited)............  F-20
Statements of Cash Flows for the years ended December 31,
  1996, 1997 and 1998 and for the six months ended June 30,
  1998 and June 30, 1999 (unaudited)........................  F-21
Notes to Financial Statements...............................  F-22

                         UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL INFORMATION

                                                              PAGE
                                                              ----
Description of Unaudited Pro Forma Condensed Consolidated
  Financial Information.....................................  F-29
Unaudited Pro Forma Condensed Consolidated Balance Sheet as
  of June 30, 1999..........................................  F-30
Unaudited Pro Forma Condensed Consolidated Statement of
  Operations for the six months ended
  June 30, 1999.............................................  F-32
Unaudited Pro Forma Condensed Consolidated Statement of
  Operations for the year ended
  December 31, 1998.........................................  F-33

---------------
* Aether Systems, Inc. was formed on September 17, 1999 and has not been capitalized. Financial statements of Aether Systems, Inc. have not been presented herein because Aether Systems, Inc. has no significant assets, liabilities (actual or contingent), or operations and such financial statements are, therefore, not material to this Registration Statement or investors' understanding of the Offering.

                          INDEPENDENT AUDITORS' REPORT

The Members' Committee
Aether Technologies International, L.L.C.:

     We have audited the accompanying balance sheets of Aether Technologies International, L.L.C. as of December 31, 1997 and 1998, and the related statements of operations and other comprehensive loss, members' capital and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aether Technologies International, L.L.C. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Washington, D.C.
February 25, 1999

                   AETHER TECHNOLOGIES INTERNATIONAL, L.L.C.

                                 BALANCE SHEETS

                                     ASSETS

                                                                 DECEMBER 31,
                                                             ---------------------    JUNE 30,
                                                               1997        1998         1999
                                                             --------   ----------   -----------
                                                                                     (UNAUDITED)
Current assets:
  Cash and cash equivalents................................  $132,262   $1,755,350   $  457,305
  Short-term investments...................................     5,852    6,191,287    3,957,602
  Trade accounts receivable, net of allowance for doubtful
     accounts of $0, $157,061 and $72,006 at December 31,
     1997 and 1998 and June 30, 1999 (unaudited),
     respectively..........................................   122,133      118,489      124,873
  Inventory, net of allowance for obsolescence of $0,
     $169,630 and $85,846 at December 31, 1997 and 1998 and
     June 30, 1999 (unaudited), respectively...............        --      143,617       88,368
  Prepaid expenses and other current assets................    15,117       45,646       71,816
                                                             --------   ----------   ----------
          Total current assets.............................   275,364    8,254,389    4,699,964
Furniture, computers, and equipment, net...................   546,848      510,437    1,166,849
                                                             --------   ----------   ----------
                                                             $822,212   $8,764,826   $5,866,813
                                                             ========   ==========   ==========

                                LIABILITIES AND MEMBERS' CAPITAL
Current liabilities:
  Accounts payable.........................................  $112,509   $  195,930   $  347,919
  Accrued expenses.........................................   260,590      288,350      525,973
  Accrued employee compensation and benefits...............    62,278      250,975      127,039
  Deferred revenue.........................................   162,500           --       25,000
                                                             --------   ----------   ----------
          Total current liabilities........................   597,877      735,255    1,025,931
Note payable to member.....................................   150,000           --           --
Members' capital...........................................    74,335    8,029,571    4,840,882
                                                             --------   ----------   ----------
Commitments and contingencies (notes 1, 7 and 9)
                                                             $822,212   $8,764,826   $5,866,813
                                                             ========   ==========   ==========

                See accompanying notes to financial statements.

                   AETHER TECHNOLOGIES INTERNATIONAL, L.L.C.

             STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

                                                                              SIX MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                   JUNE 30,
                                ---------------------------------------   -------------------------
                                   1996          1997          1998          1998          1999
                                -----------   -----------   -----------   -----------   -----------
                                                                                 (UNAUDITED)
Subscriber revenue............  $        --   $   161,400   $   549,057   $   124,576   $   598,810
Engineering services
  revenue.....................    1,355,011     1,624,733       963,165       436,090       188,274
                                -----------   -----------   -----------   -----------   -----------
          Total revenue.......    1,355,011     1,786,133     1,512,222       560,666       787,084
Cost of subscriber revenue....           --       447,480       797,165       199,559       530,823
Cost of engineering services
  revenue.....................    1,006,944       846,140       304,137       170,812       119,829
                                -----------   -----------   -----------   -----------   -----------
          Total cost of
            revenue...........    1,006,944     1,293,620     1,101,302       370,371       650,652
                                -----------   -----------   -----------   -----------   -----------
          Gross profit........      348,067       492,513       410,920       190,295       136,432
                                -----------   -----------   -----------   -----------   -----------
Operating expenses:
  Research and development....      160,597       733,630     1,267,320       589,148     1,002,107
  General and
     administrative...........      395,209     1,504,250     2,773,332     1,273,189     1,582,600
  Selling and marketing.......           --       333,191       840,455       313,775       555,428
  Depreciation and
     amortization.............       45,245       189,160       264,685       123,820       193,523
  Unit option and warrant
     expense..................           --        40,277        32,580        16,290     1,263,150
                                -----------   -----------   -----------   -----------   -----------
                                    601,051     2,800,508     5,178,372     2,316,222     4,596,808
                                -----------   -----------   -----------   -----------   -----------
          Operating loss......     (252,984)   (2,307,995)   (4,767,452)   (2,125,927)   (4,460,376)
Other income (expense):
  Interest income (expense),
     net......................        8,491         7,788        74,180         7,035       140,753
  Equity in losses of
     investments..............     (172,487)     (144,825)           --            --            --
  Realized loss on sale of
     investment...............           --      (302,145)           --            --            --
                                -----------   -----------   -----------   -----------   -----------
          Net loss............  $  (416,980)  $(2,747,177)  $(4,693,272)  $(2,118,892)  $(4,319,623)
                                -----------   -----------   -----------   -----------   -----------
Other comprehensive loss-
  unrealized holding loss on
  investments available for
  sale........................           --            --       (58,030)           --      (132,216)
                                -----------   -----------   -----------   -----------   -----------
Comprehensive loss............  $  (416,980)  $(2,747,177)  $(4,751,302)  $(2,118,892)  $(4,451,839)
                                ===========   ===========   ===========   ===========   ===========
Pro forma statement of
  operations data (unaudited):
  Loss before income taxes, as
     reported.................  $  (416,980)  $(2,747,177)  $(4,693,272)  $(2,118,892)  $(4,319,623)
  Pro forma income tax
     provision (benefit)......           --            --            --            --            --
                                -----------   -----------   -----------   -----------   -----------
  Pro forma net loss..........  $  (416,980)  $(2,747,177)  $(4,693,272)  $(2,118,892)  $(4,319,623)
                                ===========   ===========   ===========   ===========   ===========
  Pro forma net loss per
     share-basic and
     diluted..................  $     (0.04)  $     (0.22)  $     (0.29)  $     (0.15)  $     (0.22)
                                ===========   ===========   ===========   ===========   ===========
  Pro forma weighted average
     shares outstanding-basic
     and diluted..............   10,554,795    12,655,901    15,916,383    14,270,568    19,877,855
                                ===========   ===========   ===========   ===========   ===========

                See accompanying notes to financial statements.

                   AETHER TECHNOLOGIES INTERNATIONAL, L.L.C.

                         STATEMENTS OF MEMBERS' CAPITAL

                                                                          UNREALIZED
                                                 MEMBER      MEMBERS'       LOSS ON
                                                  UNITS       CAPITAL     INVESTMENTS      TOTAL
                                                ---------   -----------   -----------   -----------
Balance at January 1, 1996....................         --   $        --    $      --    $        --
  Issuance of member units in January 1996....  3,000,000        17,846           --         17,846
  Issuance of member units in January 1996....  1,000,000     1,000,000           --      1,000,000
  Issuance of member units in May 1996........    500,000       500,000           --        500,000
  Net loss....................................         --      (416,980)          --       (416,980)
                                                ---------   -----------    ---------    -----------
Balance at December 31, 1996..................  4,500,000     1,100,866           --      1,100,866
  Issuance of member units in February 1997...    625,000     1,000,000           --      1,000,000
  Issuance of member units in December 1997...    230,123       690,369           --        690,369
  Unit option and warrant expense.............         --        40,277           --         40,277
  Note receivable from member.................         --       (10,000)          --        (10,000)
  Net loss....................................         --    (2,747,177)          --     (2,747,177)
                                                ---------   -----------    ---------    -----------
Balance at December 31, 1997..................  5,355,123        74,335           --         74,335
  Issuance of member units in January 1998....    401,961     1,499,314           --      1,499,314
  Issuance of warrants in June 1998...........         --        50,000           --         50,000
  Exercise of warrants in August 1998.........      5,656            56           --             56
  Conversion of note payable and issuance of
     member units in August 1998..............     57,180       252,467           --        252,467
  Issuance of member units in August 1998.....  1,131,222     5,000,000           --      5,000,000
  Issuance of member units in October 1998....  1,000,000     6,000,000           --      6,000,000
  Unit option and warrant expense.............         --        32,580           --         32,580
  Unrealized loss on investment available for
     sale.....................................         --            --      (58,030)       (58,030)
  Note receivable from member.................         --      (127,879)          --       (127,879)
  Net loss....................................         --    (4,693,272)          --     (4,693,272)
                                                ---------   -----------    ---------    -----------
Balance at December 31, 1998..................  7,951,142     8,087,601      (58,030)     8,029,571
  Unrealized loss on investment available for
     sale (unaudited).........................         --            --     (132,216)      (132,216)
  Unit option and warrant expense
     (unaudited)..............................         --     1,263,150           --      1,263,150
  Net loss (unaudited)........................         --    (4,319,623)          --     (4,319,623)
                                                ---------   -----------    ---------    -----------
Balance at June 30, 1999 (unaudited)..........  7,951,142   $ 5,031,128    $(190,246)   $ 4,840,882
                                                =========   ===========    =========    ===========

                See accompanying notes to financial statements.

                   AETHER TECHNOLOGIES INTERNATIONAL, L.L.C.

                            STATEMENTS OF CASH FLOWS

                                                                                                  SIX MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                   JUNE 30,
                                                    ---------------------------------------   -------------------------
                                                       1996          1997          1998          1998          1999
                                                    -----------   -----------   -----------   -----------   -----------
                                                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net loss........................................  $  (416,980)  $(2,747,177)  $(4,693,272)  $(2,118,892)  $(4,319,623)
  Adjustments to reconcile net loss to net cash
    used by operating activities:
    Depreciation and amortization.................       45,245       189,160       264,685       123,820       193,523
    Provision (recovery) for doubtful accounts....           --            --       157,061        25,394       (85,055)
    Provision for inventory obsolescence..........           --            --       169,630            --            --
    Realized (gain) loss on sale of short-term
      investments.................................           --            --        (3,872)           --        11,882
    Equity in losses of investments...............      172,487       144,825            --            --            --
    Realized loss on sale of investment...........           --       302,145            --            --            --
    Issuance of warrants..........................           --            --        50,000         8,693            --
    Unit option and warrant expense...............           --        40,277        32,580        16,290     1,263,150
    Changes in assets and liabilities:
      (Increase) decrease in trade accounts
         receivable...............................     (223,402)       74,812      (153,417)      (48,953)       78,671
      (Increase) decrease in inventory............           --            --      (313,247)           --        55,249
      (Increase) decrease in prepaid expenses and
         other current assets.....................      (18,945)        3,828       (30,529)       (8,694)      (26,170)
      Increase in accounts payable................       45,149        67,360        83,421       160,854       151,989
      Increase in accrued expenses and employee
         compensation and benefits................       50,246       272,622       216,457       137,349       113,687
      Increase (decrease) in deferred revenue.....           --       162,500      (162,500)     (162,500)       25,000
                                                    -----------   -----------   -----------   -----------   -----------
         Net cash used by operating activities....     (346,200)   (1,489,648)   (4,383,003)   (1,866,639)   (2,537,697)
                                                    -----------   -----------   -----------   -----------   -----------
Cash flows (used) by investing activities:
  Sales of short-term investments.................           --        49,977     1,295,525           (99)    7,028,317
  Purchases of short-term investments.............      (55,829)           --    (7,535,118)           --    (4,938,730)
  Purchases of property and equipment.............     (321,707)     (441,700)     (228,274)      (63,444)     (849,935)
  Long-term investments...........................     (775,000)      (23,000)           --            --            --
  Proceeds from sale of investment in joint
    venture.......................................           --       205,000            --            --            --
                                                    -----------   -----------   -----------   -----------   -----------
         Net cash (used) provided in investing
           activities.............................   (1,152,536)     (209,723)   (6,467,867)      (63,543)    1,239,652
                                                    -----------   -----------   -----------   -----------   -----------
Cash flows provided by financing activities:
  Issuance of member units........................    1,500,000     1,690,369    12,501,781     1,499,315            --
  Advances (repayments) from member...............       50,000       (50,000)           --            --            --
  Proceeds from note payable......................           --       150,000       500,000       500,000            --
  Due to related parties..........................           --            --            --       224,371            --
  Repayments on notes payable.....................           --            --      (400,000)           --            --
  Issuance of notes receivable to member..........           --       (10,000)     (127,879)           --            --
  Exercise of warrants............................           --            --            56            --            --
                                                    -----------   -----------   -----------   -----------   -----------
         Net cash provided by financing
           activities.............................    1,550,000     1,780,369    12,473,958     2,223,686            --
                                                    -----------   -----------   -----------   -----------   -----------
         Net increase (decrease) in cash and cash
           equivalents............................       51,264        80,998     1,623,088       293,504    (1,298,045)
Cash and cash equivalents, at beginning of
  period..........................................           --        51,264       132,262       132,262     1,755,350
                                                    ===========   ===========   ===========   ===========   ===========
Cash and cash equivalents, at end of period.......  $    51,264   $   132,262   $ 1,755,350   $   425,766   $   457,305
                                                    ===========   ===========   ===========   ===========   ===========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest..........  $        --   $     3,894   $    20,171   $        --   $        --
                                                    ===========   ===========   ===========   ===========   ===========

---------------
Supplemental disclosure of noncash investing and financing activities:
    In 1996, a member contributed equipment with an historical cost basis of
     $17,846 to the Company.
    In 1996, the Company made a $48,000 investment in Navox, Inc. of which
     $23,000 was not paid until January 1997.
    In 1997, the Company made an additional $26,457 investment in Navox, Inc. by forgiving a trade account receivable of an equal amount.
    In 1998, a member converted a $250,000 promissory note payable into membership units.
    At December 31, 1998 and June 30, 1999 (unaudited), the Company incurred an unrealized holding loss associated with its investment available for sale totaling $58,030 and $132,216. These amounts have been reported as a reduction in members' capital.

                See accompanying notes to financial statements.

                   AETHER TECHNOLOGIES INTERNATIONAL, L.L.C.

                         NOTES TO FINANCIAL STATEMENTS
(1)  ORGANIZATION AND DESCRIPTION OF BUSINESS

     Aether Technologies International, L.L.C. (the Company), a Delaware limited liability company, was originally formed as Aeros, L.L.C. pursuant to the terms of the Limited Liability Company Agreement of Aeros, L.L.C. (the Agreement) in January 1996. The Company changed its name to Aether Technologies International, L.L.C. in August 1996.

     Pursuant to the terms of the Agreement, no member shall be personally liable for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise. Additionally, the Agreement shall terminate on December 31, 2035 unless extended or sooner terminated.

     The Company designs, develops, sells and supports wireless data services and systems enabling people to use wireless handheld devices for data communications and transactions. The Company operates in a highly competitive environment subject to rapid technological change and emergence of new technology. Although management believes its services are transferable to emerging technologies, rapid changes in technology could have an adverse financial impact on the Company.

     The Company expects to expand its operations through continued capital investment in new systems and services. The Company is not currently generating sufficient cash flows from operations to support its current operating and capital requirements. The Company has and will continue to be dependent upon its members and other financing sources to fund these requirements.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Revenue Recognition

     The Company derives subscriber revenue from the provision of real-time access to information from selected financial markets integrated into existing wireless communication platforms. Subscriber revenue consists of monthly fixed charges for usage and equipment and is recognized as the service is provided on a monthly basis and a one time non-refundable activation fee which is recognized upon service activation. Direct activation costs are expensed as incurred. Also included in subscriber revenue are market exchange fees for access to financial information from the securities exchanges and markets, which are recognized as the service is provided. Engineering services revenue is derived from the provision of wireless integration consulting under time-and-materials and fixed-fee contracts. Revenue on time-and-materials contracts is recognized as services are performed. Revenue on fixed-fee contracts is recognized on the percentage-of-completion method based on costs incurred in relation to total estimated costs. Anticipated contract losses are recognized as soon as they become known and estimable.

  (b) Cost of Revenues

     Cost of subscriber revenue consists primarily of airtime costs, financial data costs, wireless handheld device costs, and securities and market exchange fees. Cost of engineering services revenue consists of cash compensation and related costs for engineering personnel and materials.

  (c) Cash and Cash Equivalents

     Cash equivalents include all highly liquid investments purchased with original maturities of three months or less. Cash equivalents consist of approximately $132,000, $193,000 and $299,000 in overnight repurchase agreements and $0, $1,562,000 and $139,000 in money market accounts, at December 31, 1997 and 1998, and June 30, 1999 (unaudited) respectively.

                   AETHER TECHNOLOGIES INTERNATIONAL, L.L.C.

  (d) Short-term Investments

     Short-term investments consist of highly liquid investments with original maturities greater than three months and less than one year and those longer-term investments that the Company expects to liquidate within twelve months. The Company has classified its short-term investments as "available for sale" and carries such investments at fair value. Unrealized gains (losses) are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of these investments are determined on a specific identification basis.

  (e) Fair Value of Financial Instruments

     The carrying amounts of the Company's financial instruments, which include cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair values.

  (f) Concentration of Credit Risk

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of accounts receivable. The Company extends credit to its customers on an unsecured basis in the normal course of business.

  (g) Inventory

     Inventory, net of allowance for obsolete and slow-moving inventory, consists primarily of handheld and laptop computers, wireless modems, and accessories and is stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. The inventory of the Company is subject to rapid technological changes which could have an adverse impact on its realization in future periods. In addition, there are a limited number of suppliers of the Company's inventory.

  (h) Furniture, Computers and Equipment

     Furniture, computers, and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. The costs of leasehold improvements are capitalized and amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the asset.

  (i) Investments

     The Company uses the equity method of accounting for advances to and earnings and losses of its investments.

  (j) Recovery of Long-Lived Assets

     The Company's policy is to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company recognizes an impairment loss when the sum of the expected future cash flows is less than the carrying amount of the asset. The measurement of the impairment losses to be recognized is based upon the difference between the fair value and the carrying amount of the assets.

  (k) Unit Options and Warrants

     The Company accounts for equity-based compensation arrangements in accordance with the provisions of Accounting Principle Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and complies with the disclosure provisions of Statement of

                   AETHER TECHNOLOGIES INTERNATIONAL, L.L.C.

Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based upon the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. All equity-based awards to non-employees are accounted for at their fair value in accordance with SFAS No. 123.

  (l) Pro Forma Statements of Operations Data and Net Loss Per Share (Unaudited)

     Prior to the closing of the Company's proposed initial public offering, each member of the Company will contribute its membership units in the Company to Aether Systems, Inc. in exchange for 2.5 shares of common stock of Aether Systems, Inc. Following such contribution, the Company will merge with and into Aether Systems, Inc., as a result of which all assets and liabilities of the Company will be transferred to Aether Systems, Inc. Aether Systems, Inc. will be subject to Federal and state taxes at prevailing corporate rates. Accordingly, pro forma statements of operations data is based on the assumption that the Company's merger with and into Aether Systems, Inc., had occurred at the beginning of each period. The Company has provided no income taxes on a pro forma basis due to the losses incurred in all periods.

     The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings Per Share," and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net income (loss) per share is computed by the dividing the net income (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Pro forma basic and diluted net loss per share has been calculated assuming that the capital structure established at the date of the proposed initial public offering was in effect during the periods presented. As the Company had a net loss in each of the periods presented, pro forma basic and diluted net loss per share are the same.

  (m) Research and Development

     Research and development costs are expensed as incurred.

  (n) Advertising Expense

     Advertising costs are expensed as incurred. Advertising expense was approximately $0, $248,000, and $504,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

  (o) Income Taxes

     The Company has elected limited liability company status and, as such, is not directly subject to federal and state income taxes. Instead, the members are responsible for income taxes on their proportionate share of taxable income. Members are also entitled to a proportionate share of tax deductions and credits.

  (p) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                   AETHER TECHNOLOGIES INTERNATIONAL, L.L.C.

  (q) Other Comprehensive Loss

     Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income", which established standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income, as defined, includes changes in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to revenue, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income, but excluded from net income.

     During 1998 and for the six months ended June 30, 1999 (unaudited), other comprehensive income (loss) consists of unrealized losses on investments available for sale.

  (r) Unaudited Interim Financial Information

     The unaudited interim financial information as of June 30, 1999 and for the six months ended June 30, 1998 and June 30, 1999, have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Article 10 of Regulation S-X. In the opinion of management, such information contains all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of such periods. The operating results for any interim period are not necessarily indicative of results for any future periods.

  (s) Recent Accounting Pronouncements

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities. The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement, as amended, is effective for all fiscal quarters beginning after June 15, 2000. The Company does not expect SFAS No. 133 to have a material affect on its financial position or results of operations.

(3)  SHORT-TERM INVESTMENTS

     As of December 31, 1998, short-term available-for-sale investments consisted of:

                                                     GROSS              GROSS
                                   AMORTIZED       UNREALIZED         UNREALIZED         FAIR
                                      COST       HOLDING GAINS      HOLDING LOSSES      VALUE
                                   ----------   ----------------   ----------------   ----------
U.S. Treasury securities.........  $1,929,810       $    --            $(21,677)      $1,908,133
Corporate debt securities........   4,319,507        11,881             (48,234)       4,283,154
                                   ----------       -------            --------       ----------
                                   $6,249,317       $11,881            $(69,911)      $6,191,287
                                   ==========       =======            ========       ==========

     Maturities of debt securities classified as available-for-sale were as follows at December 31, 1998:

                                                              AMORTIZED       FAIR
                                                                 COST        VALUE
                                                              ----------   ----------
Due within one year.........................................  $2,124,838   $2,129,084
Due after one year through five years.......................   1,184,890    1,157,964
Due after five years through ten years......................   1,435,695    1,412,043
Due after ten years.........................................   1,503,894    1,492,196
                                                              ----------   ----------
                                                              $6,249,317   $6,191,287
                                                              ==========   ==========

                   AETHER TECHNOLOGIES INTERNATIONAL, L.L.C.

     As of June 30, 1999 (unaudited), short-term available-for-sale investments consisted of:

                                                     GROSS              GROSS
                                   AMORTIZED       UNREALIZED         UNREALIZED         FAIR
                                      COST       HOLDING GAINS      HOLDING LOSSES      VALUE
                                   ----------   ----------------   ----------------   ----------
U.S. Treasury securities.........  $1,770,135        $   --           $ (87,100)      $1,683,035
Corporate debt securities........   2,377,713         3,969            (107,115)       2,274,567
                                   ----------        ------           ---------       ----------
                                   $4,147,848        $3,969           $(194,215)      $3,957,602
                                   ==========        ======           =========       ==========

     Maturities of debt securities classified as available-for-sale were as follows at June 30, 1999 (unaudited):

                                                              AMORTIZED       FAIR
                                                                 COST        VALUE
                                                              ----------   ----------
Due within one year.........................................  $  725,593   $  700,563
Due after one year through five years.......................   1,904,049    1,816,065
Due after five years through ten years......................     909,142      836,928
Due after ten years.........................................     609,064      604,046
                                                              ----------   ----------
                                                              $4,147,848   $3,957,602
                                                              ==========   ==========

(4)  FURNITURE, COMPUTERS AND EQUIPMENT

     Furniture, computers and equipment consisted of the following:

                                                             DECEMBER 31,
                                           ESTIMATED     ---------------------   JUNE 30, 1999
                                          USEFUL LIVES     1997        1998       (UNAUDITED)
                                          ------------   ---------   ---------   -------------
Furniture and fixtures..................    7 Years      $  88,670   $ 102,345    $  258,361
Computer and equipment..................    3 Years        477,306     684,328       919,632
Software................................    3 Years        175,000     175,000       175,000
Leasehold improvements..................    5 Years         40,277      47,854       506,469
                                                         ---------   ---------    ----------
                                                           781,253   1,009,527     1,859,462
Less depreciation and amortization......                  (234,405)   (499,090)     (692,613)
                                                         ---------   ---------    ----------
                                                         $ 546,848   $ 510,437    $1,166,849
                                                         =========   =========    ==========

(5)  NOTES PAYABLE TO MEMBER

     The Company had an unsecured note payable of $150,000 as of December 31, 1997 due to one of its members, Telcom Ventures LLC (Telcom Ventures). The note carried interest at a rate of 7.5 percent and all principal and accrued interest was due in January 1999, or earlier upon the occurrence of specified criteria. The note payable, plus accrued interest, was repaid in 1998.

     In June 1998, the Company borrowed $250,000 from one of its members, Pyramid Ventures, Inc. (Pyramid) under a convertible promissory note. The note was unsecured, bore interest at 8 percent per annum, and was convertible into membership units at the option of the member. In August 1998, the member elected to convert the note and accrued interest of $2,467 into 57,180 membership units in accordance with its terms.

                   AETHER TECHNOLOGIES INTERNATIONAL, L.L.C.

     In June 1998, the Company borrowed $250,000 from another one of its members, Telcom Ventures, under a similar convertible promissory note. All principal and accrued interest was paid by the Company in August 1998.

     In connection with the convertible promissory notes, the Company granted warrants to purchase 5,656 member units at an exercise price of $0.01 per unit to Pyramid and Telcom Ventures (note 9). The estimated value of the warrants on the grant date of $50,000 has been recognized in interest expense in 1998. Pyramid exercised its warrants to purchase 5,656 member units in August 1998.

(6)  MEMBERS' CAPITAL

     Pursuant to the Agreement, the Company was formed with an initial capitalization of 4,000,000 units. As of December 31, 1998, the Agreement was modified to increase the capitalization of the Company to 10,000,000 units (note
12).

     In January 1996, NexGen Technologies, L.L.C. (NexGen) contributed assets in the wireless data field with a historical cost basis of $17,846 to the Company in exchange for 3,000,000 units and Transettlements, Inc. (Transettlements) contributed $1,000,000 in exchange for 1,000,000 units. In May 1996, Transettlements contributed an additional $500,000 in exchange for an additional 500,000 units.

     In February 1997, Telcom Ventures contributed $1,000,000 to the Company in exchange for 625,000 units. In December 1997, Telcom Ventures contributed an additional $690,369 to the Company in exchange for 230,123 units.

     In January 1998, Pyramid acquired 401,961 units from the Company for total proceeds to the Company of $1,499,314.

     In August 1998, Reuters Market Clip Holdings SARL (Reuters) contributed $5,000,000 to the Company in exchange for 1,131,222 units.

     In November 1998, 3Com Corporation (3Com) contributed $6,000,000 in exchange for 1,000,000 units.

     There were, 5,355,123, 7,951,142 and 7,951,142 (unaudited) units issued and outstanding as of December 31, 1997, 1998, and June 30, 1999 (unaudited), respectively. An additional 685,000 units were reserved for issuance under the Company's unit option plan as of December 31, 1998 (note 9).

(7)  LEASES

     The Company is obligated under three noncancelable operating leases for office space, that expire at various dates through 2003. Future minimum lease payments under noncancelable operating leases are approximately as follows:

                  YEAR ENDING DECEMBER 31,
                  ------------------------
1999........................................................  $163,000
2000........................................................   154,000
2001........................................................   164,000
2002........................................................   163,000
2003........................................................   167,000
                                                              --------
Total minimum lease payments................................  $811,000
                                                              ========

     Rent expense under operating leases was approximately $49,000, $84,000, and $91,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

                   AETHER TECHNOLOGIES INTERNATIONAL, L.L.C.

(8)  PENSION PLAN

     The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code that provides for voluntary employee contributions of 1 to 15 percent of compensation for substantially all employees. The Company does not contribute to the plan.

(9)  UNIT OPTIONS AND WARRANTS

  (a) Unit Options

     In 1996, the Company adopted a Unit Option Plan (the Plan). As of December 31, 1998, the Plan provides for the issuance of a maximum of 685,000 units by the Company to its employees (note 12). Options under the Plan generally expire after ten years and normally vest over a period of up to three years. Options are generally granted at an exercise price equal to the fair value on the grant date, as determined by the members.

     The Company recorded unit option and warrant expense of $0, $40,277, and $32,580 in 1996, 1997, and 1998, respectively, to reflect the difference between the exercise price and the fair market value of the units at the date of grant (note 12).

     The Company applies APB 25 and related interpretations in accounting for its unit option plan. Had compensation cost been recognized consistent with SFAS 123, the Company's net loss would have increased by $21,000, $24,000, and $41,000 for 1996, 1997, and 1998, respectively.

     The per share weighted-average value of unit options issued by the Company during 1996, 1997, and 1998 was $0.17, $0.16, and $0.55, respectively, on the date of grant using the Black-Scholes option-pricing model. These amounts were calculated using an expected option life of 3 years and volatility of zero. In addition, the calculations assumed a risk-free interest rate of 6.22 percent in 1996, 5.77 percent to 6.25 percent in 1997, and 4.55 percent to 5.51 percent in 1998.

     A summary of the unit option activity is as follows:

                                                                                                   JUNE 30, 1999
                               1996                    1997                    1998                 (UNAUDITED)
                       ---------------------   ---------------------   ---------------------   ---------------------
                                  WEIGHTED-               WEIGHTED-               WEIGHTED-               WEIGHTED-
                                   AVERAGE                 AVERAGE                 AVERAGE                 AVERAGE
                                   EXERCISE                EXERCISE                EXERCISE                EXERCISE
                        NUMBER      PRICE       NUMBER      PRICE       NUMBER      PRICE       NUMBER      PRICE
                       OF UNITS   (PER UNIT)   OF UNITS   (PER UNIT)   OF UNITS   (PER UNIT)   OF UNITS   (PER UNIT)
                       --------   ----------   --------   ----------   --------   ----------   --------   ----------
Outstanding at
  beginning of year..       --         --      277,375      $1.00      400,000      $1.00      618,000      $2.12
Options granted......  277,375      $1.00      122,625      $1.00      241,875      $3.86      158,500      $4.44
Options exercised....       --         --           --         --           --                      --
                                                                                     ----
Options canceled.....       --         --           --         --      (23,875)     $1.00       (4,000)     $3.73
                       -------      -----      -------      -----      -------      -----      -------      -----
Outstanding at end of
  year...............  277,375      $1.00      400,000      $1.00      618,000      $2.12      772,500      $2.59
                       =======      =====      =======      =====      =======      =====      =======      =====
Options exercisable
  at year-end........  105,000      $1.00      238,688      $1.00      396,437      $1.25      471,937      $2.34
                       =======      =====      =======      =====      =======      =====      =======      =====
Units available for
  future grant.......                                                   67,000                  12,500
                                                                       =======                 =======

     At December 31, 1998, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $1.00-$4.42, and 7.2 years, respectively.

                   AETHER TECHNOLOGIES INTERNATIONAL, L.L.C.

  (b) Warrants

     The Company granted warrants to purchase an aggregate 11,312 member units at an exercise price of $0.01 per unit to Telcom Ventures and Pyramid, as consideration for obtaining short-term loans. As of December 31, 1998, warrants to purchase 5,656 member units had not been exercised (note 5).

     In connection with the sale of membership units to 3Com, the Company granted a conditional warrant to 3Com to purchase 357,466 member units at an exercise price of $0.01 per unit. 3Com vests in 57,466 units upon completion of a joint sales and marketing plan (note 12). 3Com vests in the remaining 300,000 warrants as follows: 150,000 warrants upon the occurrence of the Company obtaining $6 million in engineering services revenue and 150,000 warrants upon the Company obtaining 6,000 wireless service subscribers, all from opportunities introduced by 3Com. If and when it becomes probable that 3Com will attain the specified milestones necessary for the warrants to vest, the Company will begin to record an expense reflecting the fair value of the warrant, which will be determined in part based on the then market price of the common stock. The Company would begin to recognize this expense based on the determination of probability that the milestones would be achieved, continuing through the actual vesting date. The Company would initially estimate the amount of the expense at the time of the determination that achievement is probable, based in part on the market price of the common stock at that time. At the time of the actual vesting, the fair value of the warrant would be remeasured and, if different from the value used in initially estimating the expense, the difference would be reflected as an additional charge or credit at that time. As of December 31, 1998, the Company believes it is not yet probable that the member will attain the specified milestones and, accordingly, no such expense has been recorded (note 12).

(10)  RELATED-PARTY TRANSACTIONS

  (a) Notes Receivable from Member

     As of December 31, 1997 and 1998, the Company had amounts due from a member under short-term promissory notes of $10,000 and $137,879, respectively. The Company classified the notes as a reduction of members' capital in the accompanying statements of members' capital. The notes are callable by the Company at any time and bear interest at a rate of 7.5 percent per annum.

  (b) Consulting Agreements

     The Company derived approximately 83 percent, 34 percent, and 39 percent of its revenue for 1996, 1997, and 1998, respectively, from consulting arrangements with one, one and two of its members, respectively. The Company had no trade accounts receivable due from these members as of December 31, 1997 and 1998.

     As of December 31, 1997, the Company had received an advance of $162,500 from two of its members under consulting arrangements. This amount was recorded as deferred revenue in the accompanying 1997 balance sheet, and was subsequently recognized as revenue in 1998, when the related consulting services were performed.

  (c) Purchases from Member

     In 1998, the Company purchased approximately $560,000 of equipment and inventory from a member.

                   AETHER TECHNOLOGIES INTERNATIONAL, L.L.C.

(11)  INVESTMENTS

     In February 1996, the Company made an investment of $750,000 to acquire a 20 percent interest in Real World Solutions, Inc. (RWS), a California company, which was in the business of developing wireless middleware. The Company accounted for its investment in RWS under the equity method and recorded its proportionate share of losses generated by RWS. In July 1997, the Company sold its interest in RWS to Puma Technology, Inc. (Puma), a Delaware company for $205,000. The Company's carrying value of the investment in RWS as of the date of sale was approximately $507,000 resulting in a realized loss on the sale of the investment of approximately $302,000.

     Concurrently with the sale of the Company's investment in RWS to Puma, the Company entered into an agreement with Puma for $175,000 to obtain perpetual license rights for certain wireless middleware software. This amount has been capitalized and is being amortized over a three-year period.

     In December 1996, the Company made an investment of $48,000 in Navox, Inc., (Navox) a privately-held Delaware company which provides wireless communication, location and security system development services. In June 1997, the Company made an additional investment of $26,457 in Navox. The Company's investment represents an approximate 5.5 percent interest in Navox, and includes representation on Navox's board of directors. The Company accounts for its investment in Navox under the equity method of accounting and records its proportionate share of losses generated by Navox. The Company derived approximately 8 percent, 50 percent and 2 percent of its revenue for 1996, 1997 and 1998, respectively, under consulting arrangements with Navox. The Company had trade accounts receivables of approximately $82,000 and $0 due from Navox as of December 31, 1997 and 1998, respectively. The Company does not anticipate significant revenue from Navox in the future.

(12)  SUBSEQUENT EVENTS (UNAUDITED)

  (a) Unit Options and Capitalization

     On May 27, 1999, the Board increased the number of units for issuance under the Plan to 785,000 and the capitalization of the Company was increased to 11,000,000 units. On July 29, 1999, the Board further increased the number of units for issuance under the Plan to 1,050,000. The Company recorded unit option and warrant expense of approximately $401,000 for the six month period ended June 30, 1999, to reflect the difference between the exercise price and the fair market value of the units at the date of grant over the vesting period.

  (b) Warrants

     In June 1999, 3Com completed the joint sales and marketing plan and was vested in 57,466 warrants (note 9). As a result, the Company recorded unit option and warrant expense of approximately $862,000. The Company believes that it is not yet probable that the member will attain the specified milestones relating to the remaining 300,000 warrants and, accordingly, no expense relating to these warrants has been recorded.

  (c) Employment Agreement with Chief Executive Officer

     In June 1999, the Company entered into an employment agreement with its Chief Executive Officer ("Executive"). As part of this agreement, the Executive was granted 350,000 unit options at an exercise price of $4.00 per unit and the right to grant an additional 50,000 unit options at an exercise price of $4.00 per unit to other key executives. These options vest only upon completion of an initial public offering of the Company or sale of the Company at a price greater than $15.00 per membership unit and expire in June 2009. Upon vesting of the options, the Company will record unit option and warrant expense equal to the difference between the fair value of the unit and the exercise price measured at the date of the initial public offering or sale of Company times the number of unit options. The Company expects to record unit

                   AETHER TECHNOLOGIES INTERNATIONAL, L.L.C.

option and warrant expense of between $11.4 million and $13.4 million at the date of the proposed initial public offering.

  (d) OpenSky Venture

     On August 9, 1999, the Company entered into a new venture with a member, forming a new Company called OpenSky. OpenSky was formed to develop wireless Internet access, e-mail and electronic commerce services that address opportunities in the emerging consumer and business mass markets. The Company contributed a perpetual, non-exclusive, non-assignable, worldwide license to certain proprietary software in exchange for a 26% equity interest in OpenSky in the form of 7,000,000 shares of Series A Preferred Stock and an option to purchase an additional 3,000,000 shares of Series A Preferred Stock for an additional $2.5 million. Upon exercising the option, the Company would increase their ownership in OpenSky to 33%. The option to acquire these additional shares expires at the earlier of January 31, 2000 or 15 days after the close of an initial public offering by the Company. Additionally, the Chief Executive Officer of Company serves as Chairman of the OpenSky board of directors. The Company will provide engineering services to OpenSky.

  (e) Acquisition of Mobeo, Inc.

     On August 19, 1999, the Company entered into a purchase agreement to acquire all the outstanding common stock of Mobeo, Inc. ("Mobeo") for an aggregate purchase price consisting of cash of $11,857,000 which includes estimated acquisition costs of $150,000, and 18,442 unit options with an exercise price of $12.00 per unit valued at approximately $374,000. The acquisition was closed on September 29, 1999. Mobeo provides employees and customers at major banks and financial institutions with continuous pricing information and news headlines for foreign exchange, government securities, and commodity markets on wireless handheld devices. Additionally, the Company entered into two-year advisory service agreements with two former owners of Mobeo which provide for the grant of an aggregate 125,000 unit options with an exercise price of $15.00 per unit in the Company. The Company expects to record approximately $2,201,000 as unit option and warrant expense over the two-year term of the agreements. The Company also issued 22,000 options at an exercise price of $6.00 per unit and 30,000 options at an exercise price of $12.00 per unit to employees of Mobeo. The Company expects to record approximately $1,068,000 as unit option and warrant expense over the vesting period of the options of two years.

  (f) Interim Credit Facilities

     In September 1999, the Company entered into a $17,000,000 senior secured credit facility with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated. The credit facility is for a one year term, with the possibility of extension for an additional one year term and accrues interest at a variable rate. The credit facility is collateralized by substantially all of the assets of the Company and contains certain financial covenants. In connection with the credit facility, the Company granted warrants to Merrill Lynch Capital Corporation to purchase up to 967,876 of the member units in the Company which become exercisable for no consideration if the Company does not repay the credit facility in a timely manner.

     On September 28, 1999, the Company borrowed approximately $14,830,000 under the credit facility. The Company used approximately $11,700,000 of the proceeds to purchase Mobeo, approximately $830,000 to pay fees and expenses related to the credit facility, and approximately $2,300,000 for general corporate purposes.

  (g) Incentive Plans

     In September 1999, the Company adopted the 1999 Equity Incentive Plan and a Senior Bonus Plan.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Mobeo, Inc.

     In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholders' equity (deficit) and cash flows, present fairly, in all material respects, the financial position of Mobeo, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
McLean, Virginia
March 10, 1999

                                  MOBEO, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                DECEMBER 31,
                                                           -----------------------    JUNE 30,
                                                              1997         1998         1999
                                                           ----------   ----------   -----------
                                                                                     (UNAUDITED)
Current assets:
  Cash and cash equivalents..............................  $  125,446   $  193,913   $  558,732
  Accounts receivable, net...............................     278,620      293,895      276,263
  Prepaid expenses and other.............................      37,032       28,724       23,464
  Income tax refund receivable...........................      20,756       20,756           --
  Deferred income tax....................................     142,365      186,549      465,417
                                                           ----------   ----------   ----------
          Total current assets...........................     604,219      723,837    1,323,876
Property and equipment, net..............................     321,876      405,148      335,703
Patents, net.............................................          --       30,307       29,411
Deposits.................................................      24,475       23,609       27,609
Deferred income tax......................................      71,476       14,542       17,938
                                                           ----------   ----------   ----------
          Total assets...................................  $1,022,046   $1,197,443   $1,734,537
                                                           ==========   ==========   ==========

                         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.......................................  $  989,316   $1,130,184   $  406,550
  Accrued expenses.......................................     275,541      390,172      811,431
  Income tax payable.....................................          --           --       54,154
  Capital lease obligations..............................      12,159           --           --
  Deferred revenue.......................................      71,220      104,170      826,788
                                                           ----------   ----------   ----------
          Total current liabilities......................   1,348,236    1,624,526    2,098,923
                                                           ----------   ----------   ----------
Commitments and contingencies
Stockholders' equity (deficit):
  Common stock; no par value, 10,000 shares authorized,
     1,171 shares issued and outstanding.................          --           --           --
  Additional paid-in capital.............................     172,625      172,625      172,625
  Accumulated deficit....................................    (455,795)    (556,688)    (537,011)
  Notes receivable-related parties.......................     (43,020)     (43,020)          --
                                                           ----------   ----------   ----------
          Total stockholders' deficit....................    (326,190)    (427,083)    (364,386)
                                                           ----------   ----------   ----------
          Total liabilities and stockholders' deficit....  $1,022,046   $1,197,443   $1,734,537
                                                           ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements

                                  MOBEO, INC.

                            STATEMENTS OF OPERATIONS

                                       FOR THE YEAR ENDED DECEMBER 31,      SIX MONTHS ENDED JUNE 30,
                                     ------------------------------------   -------------------------
                                        1996         1997         1998         1998          1999
                                     ----------   ----------   ----------   -----------   -----------
                                                                                   (UNAUDITED)
Service revenue....................  $6,484,864   $7,088,993   $8,580,786   $4,462,584    $5,047,195
Cost of services...................   2,947,185    3,148,051    3,040,743    1,518,457     1,757,188
                                     ----------   ----------   ----------   ----------    ----------
Gross profit.......................   3,537,679    3,940,942    5,540,043    2,944,127     3,290,007
                                     ----------   ----------   ----------   ----------    ----------
Selling, general and administrative
  expenses:
  Sales and marketing..............   1,641,502    1,812,696    2,302,360    1,037,897     1,250,230
  General and administrative.......   1,149,218    1,937,829    2,706,544    1,208,391     1,451,285
  Research and development.........      94,609      174,867      496,570      168,355       427,210
  Depreciation and amortization....     355,276      464,419      112,903       48,237        60,405
                                     ----------   ----------   ----------   ----------    ----------
                                      3,240,605    4,389,811    5,618,377    2,462,880     3,189,130
                                     ----------   ----------   ----------   ----------    ----------
Other expense (income):
  Interest expense (income)........          --        2,628       (4,969)      (2,489)      (15,559)
  Loss on disposal of assets.......          --      148,000       14,778        1,187        50,569
                                     ----------   ----------   ----------   ----------    ----------
          Total other expenses
            (income)...............          --      150,628        9,809       (1,302)       35,010
                                     ----------   ----------   ----------   ----------    ----------
Income (loss) before income
  taxes............................     297,074     (599,497)     (88,143)     482,549        65,867
Provision for (benefit from) income
  taxes............................     120,150     (211,841)      12,750      203,679        46,190
                                     ----------   ----------   ----------   ----------    ----------
Net income (loss)..................  $  176,924   $ (387,656)  $ (100,893)  $  278,870    $   19,677
                                     ==========   ==========   ==========   ==========    ==========

   The accompanying notes are an integral part of these financial statements

                                  MOBEO, INC.

            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                            NOTES
                                                               ADDITIONAL                 RECEIVABLE
                                                                PAID-IN     ACCUMULATED    RELATED
                                             SHARES   AMOUNT    CAPITAL       DEFICIT      PARTIES       TOTAL
                                             ------   ------   ----------   -----------   ----------   ---------
Balance at December 31, 1995...............  1,171     $--      $172,625     $(245,063)   $      --    $ (72,438)
  Issuance of notes receivable-related
    parties................................     --      --            --            --     (171,250)    (171,250)
  Net income...............................     --      --            --       176,924           --      176,924
                                             -----     ---      --------     ---------    ---------    ---------
Balance at December 31, 1996...............  1,171     $--      $172,625     $ (68,139)   $(171,250)   $ (66,764)
  Issuance of notes receivable-related
    parties................................     --      --            --            --      (65,603)     (65,603)
  Collections on notes receivable-related
    parties................................     --      --            --            --       71,250       71,250
  Allowance for notes receivable-related
    parties................................     --      --            --            --      122,583      122,583
  Net loss.................................     --      --            --      (387,656)          --     (387,656)
                                             -----     ---      --------     ---------    ---------    ---------
Balance at December 31, 1997...............  1,171      --       172,625      (455,795)     (43,020)    (326,190)
  Net loss.................................     --      --            --      (100,893)          --     (100,893)
                                             -----     ---      --------     ---------    ---------    ---------
Balance at December 31, 1998...............  1,171     $--      $172,625     $(556,688)   $ (43,020)   $(427,083)
                                             -----     ---      --------     ---------    ---------    ---------
  Allowance for notes receivable-related
    parties................................     --      --            --            --       43,020       43,020
  Net income...............................     --      --            --        19,677           --       19,677
                                             -----     ---      --------     ---------    ---------    ---------
Balance at June 30, 1999 (unaudited).......  1,171     $--      $172,625     $(537,011)   $      --    $(364,386)
                                             =====     ===      ========     =========    =========    =========

   The accompanying notes are an integral part of these financial statements

                                  MOBEO, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                 SIX MONTHS ENDED
                                            FOR THE YEAR ENDED DECEMBER 31,          JUNE 30,
                                           ---------------------------------   ---------------------
                                             1996        1997        1998        1998        1999
                                           ---------   ---------   ---------   ---------   ---------
                                                                                    (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)......................  $ 176,924   $(387,656)  $(100,893)  $ 278,870   $  19,677
  Adjustments to reconcile net income
    (loss) to net cash provided by
    operating activities:
    Bad debt expense.....................     23,976      62,956      51,620          --      23,697
    Deferred income taxes................     62,200    (211,841)     12,750          --    (282,264)
    Depreciation and amortization........    355,276     464,419     112,903      48,237      60,405
    Loss on disposal of assets...........     57,472     148,009      14,778          --      50,569
    Allowance for notes
       receivable-related parties........         --     122,583          --          --      43,020
    Changes in assets and liabilities:
       Accounts receivable...............     74,989    (181,580)    (66,895)   (125,801)     (6,065)
       Income tax refund receivable......      6,414     (16,259)         --     (33,770)     20,756
       Restricted cash...................     15,000          --          --          --          --
       Deposits, prepaid expenses and
         other...........................     24,353     (30,990)      9,174     (16,822)      1,260
       Accounts payable and accrued
         expenses........................    (66,407)    179,434     255,499    (346,545)   (302,375)
       Income tax payable................    (60,940)    (49,560)         --          --      54,154
       Deferred revenue..................   (127,115)      4,114      32,950     315,986     722,618
                                           ---------   ---------   ---------   ---------   ---------
         Net cash provided by operating
           activities....................    542,142     103,629     321,886     120,155     405,452
                                           ---------   ---------   ---------   ---------   ---------
Cash flows from investing activities:
  Purchase of property and equipment.....   (347,526)    (68,558)   (210,804)   (106,020)    (40,633)
  Payments to acquire patent.............         --          --     (30,456)         --          --
  Advances of notes receivable-related
    parties..............................   (171,250)    (78,103)         --          --          --
  Collections on notes receivable-related
    parties..............................         --      83,750          --          --          --
                                           ---------   ---------   ---------   ---------   ---------
         Net cash used in investing
           activities....................   (518,776)    (62,911)   (241,260)   (106,020)    (40,633)
                                           ---------   ---------   ---------   ---------   ---------
Cash flows from financing activities:
  Principal payments on capital leases...    (42,268)    (48,414)    (12,159)    (12,159)         --
                                           ---------   ---------   ---------   ---------   ---------
         Net cash used in financing
           activities....................    (42,268)    (48,414)    (12,159)    (12,159)         --
                                           ---------   ---------   ---------   ---------   ---------
Net increase (decrease) in cash and cash
  equivalents............................    (18,902)     (7,696)     68,467       1,976     364,819
Cash and cash equivalents at beginning of
  the year...............................    152,044     133,142     125,446     125,446     193,913
                                           ---------   ---------   ---------   ---------   ---------
Cash and cash equivalents at end of the
  year...................................  $ 133,142   $ 125,446   $ 193,913   $ 127,422   $ 558,732
                                           =========   =========   =========   =========   =========
Supplemental disclosure of cash flow
  information:
  Cash paid for interest.................  $  20,360   $  13,428   $   1,378   $   1,378   $     152
                                           =========   =========   =========   =========   =========
  Cash paid for income taxes.............  $ 112,476   $  65,819   $      --   $      --   $      --
                                           =========   =========   =========   =========   =========
  Supplemental disclosure of non-cash
    investing and financing activities:
    Allowance for notes
       receivable-related parties........  $      --   $ 122,583   $      --   $      --   $  43,020
                                           =========   =========   =========   =========   =========

   The accompanying notes are an integral part of these financial statements

                                  MOBEO, INC.
                         NOTES TO FINANCIAL STATEMENTS

          INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED
                      JUNE 30, 1999 AND 1998 IS UNAUDITED

1.  ORGANIZATION

     DocuPro, Inc. was incorporated in the District of Columbia and commenced operations in January 1989. In June 1998, DocuPro reincorporated in the state of Delaware and in September 1998 changed its name to Mobeo, Inc. (the Company). The Company is an electronic publisher specializing in providing financial information over wireless networks. The Company's F/X Alert(R) service provides major banks and financial institutions with continuous pricing and news headlines of foreign exchange, government securities, and commodity markets on a palm sized data terminal. The Company's PocketFutures(R) product provides the individual futures trader with continuous pricing and news headlines of future markets. Subsequent to December 31, 1998, the Company launched the Mobeo1.0(R) product, designed for the individual equities trader.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Unaudited interim financial statements

     The unaudited balance sheet as of June 30, 1999, the unaudited statements of operations and cash flows for the six months ended June 30, 1998 and 1999 and the statement of changes in stockholders equity (deficit) for the six months ended June 30, 1999, have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles. In the opinion of management, all adjustments (consisting of only normal remaining accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 1999 are not necessarily indicative of results that may be expected for the year ending December 31, 1999.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and cash equivalents

     All highly liquid instruments with original maturities of three months or less are considered to be cash equivalents. The Company invests its cash balances in repurchase accounts with a large financial institution.

  Revenue recognition

     The Company enters into one year service contracts for providing financial information over wireless networks. For substantially all its customers, the Company bills on a monthly cycle and recognizes revenue monthly. Certain of the Company's customers are billed in advance annually with revenue deferred and recognized on a monthly basis over the life of the agreement. Non-refundable activation fees are billed and recognized at the time of initial subscription.

                                  MOBEO, INC.
                         NOTES TO FINANCIAL STATEMENTS
          INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED
                 JUNE 30, 1999 AND 1998 IS UNAUDITED-CONTINUED

  Concentration of credit risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such bank accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents. The Company regularly monitors all outstanding accounts receivable balances to assess collectibility. Accounts receivable as of December 31, 1997 and 1998 and June 30, 1999, are net of an allowance for doubtful accounts of $30,000, $32,700 and $32,700 (unaudited), respectively. The accounts receivable, which are not collateralized, are due mainly from banks and financial institutions.

     Although the Company has sales on a national basis, 75% of their revenue were derived in the New York City area. No individual accounts receivable were greater than 10% of total accounts receivable as of December 31, 1997 and 1998, and June 30, 1999 (unaudited).

  Property and equipment

     Property and equipment are recorded at cost. Property and equipment under capital leases are recorded at the lower of their fair market value or the present value of future minimum lease payments determined at the inception of the lease.

     Amortization of leasehold improvements is recorded on a straight-line basis over the shorter of the estimated useful life of the improvement or the term of the lease. Amortization of property and equipment under capital leases is recorded on a straight-line basis over the lease term. Property and equipment under capital leases for which title passes to the Company at the conclusion of the lease term is amortized on a straight line basis over the estimated useful life of the related asset. Depreciation of other property and equipment is recorded on a straight-line basis over expected useful lives of 3 to 10 years.

     When property and equipment is retired or otherwise disposed, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. Costs associated with repairs and maintenance are expensed as incurred.

  Patents

     The cost of acquiring patents was approximately $30,000 as of December 31, 1998. Upon approval, the patents are to be amortized on a straight-line basis over their estimated economic life, which is less than the statutory life of the patents.

  Income taxes

     The Company accounts for income taxes in accordance with the liability method. Deferred tax assets and liabilities are recognized for tax consequences in future years for differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The provision for income taxes includes the current tax provision and the change during the year in the net deferred tax liability or asset. A valuation allowance is provided to reduce the deferred tax asset to a level which, more likely than not, will be realized.

                                  MOBEO, INC.
                         NOTES TO FINANCIAL STATEMENTS
          INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED
                 JUNE 30, 1999 AND 1998 IS UNAUDITED-CONTINUED

  Recent accounting pronouncements

     In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB No. 133 an amendment of FASB Statement No. 133, which defers the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company will adopt SFAS No. 133 for the year ending December 31, 2000. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Currently, the Company does not utilize derivative instruments, therefore the adoption of SFAS No. 133 is not expected to have a significant effect on the Company's results of operations or its financial position.

  Reclassifications

     Certain amounts in the 1997 financial statements have been reclassified to conform with the 1998 presentation.

3. PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following:

                                                         DECEMBER 31,
                                                     ---------------------    JUNE 30,
                                                       1997        1998         1999
                                                     ---------   ---------   -----------
                                                                             (UNAUDITED)
System hardware and software.......................  $ 278,202   $ 196,038    $ 205,195
Office furniture and equipment.....................    216,158     454,817      381,889
Leasehold improvements.............................     44,106      44,106       44,106
                                                     ---------   ---------    ---------
                                                       538,466     694,961      631,190
Less accumulated depreciation and amortization.....   (216,590)   (289,813)    (295,487)
                                                     ---------   ---------    ---------
                                                     $ 321,876   $ 405,148    $ 335,703
                                                     =========   =========    =========

     During 1997, the Company leased certain office equipment under capital leases. As of December 31, 1997, the cost of the office equipment related to these capital leases was $44,035, and the accumulated amortization was $27,684. These leases were fully amortized in 1998. The Company did not enter into any new capital leases in 1998 or as of June 30, 1999.

     During 1997, the Company reassessed the useful life of their pagers, which are provided to customers upon activation of services at no fee. Since the Company's service agreements are for a one-year period and subject to cancellation, non-payment and non-return risk, management changed the estimated useful life from three years to immediate expense recognition when the pagers are acquired. As a result, the remaining net book value of pagers acquired prior to 1997 of $228,000 was charged to depreciation expense for the year ended December 31, 1997, while pagers purchased for the years ended December 31, 1997 and 1998 totaled $138,000 and $281,000, respectively, and 114,000 (unaudited) and $165,000 (unaudited) for the six months ended June 30, 1998 and 1999 respectively, were expensed as incurred.

     During 1997 and 1998, the Company disposed of certain system hardware and software equipment with an original cost of $435,000 and $54,310, respectively, and accumulated amortization of $287,000 and

                                  MOBEO, INC.
                         NOTES TO FINANCIAL STATEMENTS
          INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED
                 JUNE 30, 1999 AND 1998 IS UNAUDITED-CONTINUED

$35,675, respectively. The resulting losses on disposals are included as a separate component on the statement of operations.

4. INCOME TAXES

     The components of the provision for (benefit from) income taxes consisted of the following:

                                                  YEAR ENDED         SIX MONTHS ENDED
                                                 DECEMBER 31,            JUNE 30,
                                              -------------------   -------------------
                                                1997       1998       1998       1999
                                              ---------   -------   --------   --------
                                                                        (UNAUDITED)
Current provision (benefit):
Federal.....................................  $      --   $    --   $199,383   $263,090
State and local.............................         --        --     49,536     65,364
                                              ---------   -------   --------   --------
                                                     --        --    248,919    328,454
                                              ---------   -------   --------   --------
Deferred provision (benefit):
Federal.....................................   (169,073)   10,200    (39,388)  (255,775)
State and local.............................    (42,768)    2,550     (5,582)   (26,489)
                                              ---------   -------   --------   --------
                                               (211,841)   12,750    (45,240)  (282,264)
                                              ---------   -------   --------   --------
Total provision for (benefit from) income
  taxes.....................................  $(211,841)  $12,750   $203,679   $ 46,190
                                              =========   =======   ========   ========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of the Company's net deferred tax assets and liabilities are as follows:

                                                          DECEMBER 31,
                                                       -------------------    JUNE 30,
                                                         1997       1998        1999
                                                       --------   --------   -----------
                                                                             (UNAUDITED)
Current deferred tax assets
Allowance for doubtful accounts......................  $ 64,848   $ 65,995    $ 79,718
Deferred revenue.....................................    30,264     36,611     325,122
Other................................................    10,714      3,163       4,564
Net operating loss carryback.........................    36,539     80,780      56,013
                                                       --------   --------    --------
Total current deferred tax assets....................  $142,365   $186,549    $465,417
                                                       --------   --------    --------
Noncurrent deferred tax assets
Accumulated depreciation.............................    71,476     14,542      17,938
                                                       --------   --------    --------
Total noncurrent deferred tax assets.................    71,476     14,542      17,938
                                                       --------   --------    --------
Total deferred tax assets............................  $213,841   $201,091    $483,355
                                                       ========   ========    ========

     The change in the deferred tax assets in 1998 primarily represents the effect of changes in the amounts of temporary differences. The Company's 1998 provision for income taxes differs from the provision that would have resulted from applying the federal statutory rates to net loss before taxes due to permanent differences primarily attributable to deductible business meals and entertainment and other permanent differences of 48%. The Company believes it is more likely than not to realize the net deferred

                                  MOBEO, INC.
                         NOTES TO FINANCIAL STATEMENTS
          INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED
                 JUNE 30, 1999 AND 1998 IS UNAUDITED-CONTINUED

tax asset and accordingly no valuation allowance has been provided as of December 31, 1997 and 1998. This conclusion is based on, (i) the Company's ability to carryback net operating losses to offset taxable income from previous years and (ii) the Company's expected future profitability.

5.  PROFIT SHARING AND 401(K) PLANS

     The Company has a discretionary profit sharing plan and a self-directed 401(k) plan which cover all employees employed more than six months. Employees become fully vested after three years of service. Employer contributions to the profit sharing plan were $102,172 and $94,664 and contributions to the 401(k) plan were $44,040 and $60,490 for the years ended December 31, 1997 and 1998, respectively.

6. STOCK-BASED COMPENSATION

     On April 30, 1998, the Company adopted the Omnibus Stock Option Plan (the
Plan), under which incentive stock options, non-qualified stock options, stock appreciation rights, restricted or unrestricted stock awards, phantom stock, performance awards or any combination thereof may be granted to the Company's employees and certain other persons in accordance with the Plan. The Board of Directors, which administers the Plan, determines the number of options granted, the vesting period and the exercise price. The Board of Directors may terminate the Plan at any time. Options granted under the Plan generally vest over a four year period and expire ten years after the date of grant. Prior to the common stock becoming publicly traded, the Company retains the right of first offer to buy the employees' shares at the offer price. At December 31, 1998, 48 shares were reserved for issuance under the Plan.

     As of December 31, 1998 and June 30, 1999, a total of 35 and 45 incentive stock options respectively, had been granted to employees, at an exercise price of $3,250 per share. The exercise price was established by the Board of Directors.

                                                                                 WEIGHTED
                                                            INCENTIVE            AVERAGE
                                                              STOCK              EXERCISE
                                                             OPTIONS    PRICE     PRICE
                                                            ---------   ------   --------
Options outstanding at December 31, 1997..................      --          --        --
Options granted...........................................      35      $3,250    $3,250
Options exercised.........................................      --          --
Options canceled..........................................      --          --        --
                                                               ---      ------    ------
Options outstanding at December 31, 1998..................      35      $3,250    $3,250
                                                               ---      ------    ------
Options granted...........................................      10      $3,250    $3,250
Options exercised.........................................      --          --
Options canceled..........................................      --          --        --
                                                               ---      ------    ------
Options outstanding at June 30, 1999 (unaudited)..........      45      $3,250    $3,250
                                                               ===      ======    ======

     At December 31, 1998 and June 30, 1999, no options were exercisable. The weighted-average fair value of options granted during the year ended December 31, 1998 and the six months ended June 30, 1999 was $1,125 and $1,262 (unaudited) per share respectively, based on the Black-Scholes option pricing model.

     The Company measures compensation expense for its employee stock-based compensation using the intrinsic value method and provides pro forma disclosures of net loss as if the fair value method had been applied in measuring compensation expense. Under the intrinsic value method of accounting for stock-based compensation, when the exercise price of options granted to employees is less than the fair value of

                                  MOBEO, INC.
                         NOTES TO FINANCIAL STATEMENTS
          INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED
                 JUNE 30, 1999 AND 1998 IS UNAUDITED-CONTINUED

the underlying stock on the date of grant, compensation expense is to be recognized over the applicable vesting period. No options granted through December 31, 1998 and June 30, 1999, respectively, were less than fair value of the underlying stock. Had the fair value method been applied, the Company's net loss at December 31, 1998 would have been increased and the Company's net income at June 30, 1999 would have been decreased to the pro forma amounts indicated below:

                                                                         1998
                                                              ---------------------------
                                                              DECEMBER 31,     JUNE 30,
                                                                  1998           1999
                                                              ------------   ------------
                                                                             (UNAUDITED)
Net loss as reported........................................   $(100,893)      $ 19,677
Pro forma net loss..........................................   $(103,313)      $ 18,275

     The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the year ended December 31, 1998 and the six months ended June 30, 1999: dividend yield of 0%, expected volatility of 0%, risk-free interest rate of 5.07% and 5.53%, respectively, and expected term of 9 years.

     As of December 31, 1998 and June 30, 1999, the weighted average remaining contractual life of the options is 9.7 years and 9.9 years, respectively.

7. COMMITMENTS AND CONTINGENCIES

  Data services and royalty arrangement

     In January 1995, the Company entered into a multi-year distribution agreement with a provider of financial information for transmission to the Company's customers. During 1998, the Company entered into two additional multi-year agreements with new suppliers. Under these agreements, the Company pays a monthly royalty to the data suppliers based on the number of wireless units receiving data. Included in accounts payable at December 31, 1997 and 1998 and June 30, 1999, is $566,685, $200,000 and $68,923 (unaudited), respectively, related to purchases of financial information for transmission to customers.

  Paging services

     In April 1994, the Company entered into a multi-year nonexclusive national reseller agreement with a wireless messaging service provider. During 1998, the Company entered into two additional multi-year nonexclusive national reseller agreements with new suppliers. Under the terms of these agreements, the Company is purchasing paging services from these providers for the purpose of marketing and reselling such services to end users.

  Vulnerabilities due to certain concentrations

     The Company obtains all of its data from three sources and resells primarily through one wireless messaging provider. Although there are a limited number of data sources and messaging service providers, management believes that they could obtain such services on terms comparable to the Company's existing agreements. A change in suppliers, however, could cause delays in service, which would adversely affect the Company's financial position, results of operations and cash flows.

                                  MOBEO, INC.
                         NOTES TO FINANCIAL STATEMENTS
          INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX MONTHS ENDED
                 JUNE 30, 1999 AND 1998 IS UNAUDITED-CONTINUED

  Leases

     The Company leases office space in Bethesda, Maryland for its corporate headquarters under an agreement which expires in December 1999. In addition, the Company maintains facilities in New York, N.Y., under an agreement which expires in 1999. The lease agreement for its corporate headquarters contains provisions allowing free rent periods and periodic rate increases during the lease terms. The Company recognizes rent expense under operating leases ratably over the lease terms. As of December 31, 1997 and 1998 and June 30, 1999, the Company had $13,000 and $7,000 and $3,000 (unaudited), respectively, recorded as deferred rent included in accrued expenses. Total rent expense was $238,783 and $239,936 for the years ended December 31, 1997 and 1998, respectively and $112,312 (unaudited) and $142,894 (unaudited) for the six months ended June 30, 1998 and 1999, respectively.

     In addition to office space, the Company leases an automobile under a 36 month operating lease, which expires in 1999.

     Future minimum lease payments under non-cancelable operating leases are as follows:

1999..............................................  $201,695

8. RELATED PARTY TRANSACTIONS

     In 1996, the Company advanced $171,250 to certain employees and shareholders under notes receivable arrangements. During 1997, the Company advanced an additional $78,103 under these arrangements, and received $83,750 in collections on the notes receivables. There is no planned settlement of the notes receivable balance in the foreseeable future, therefore the Company has classified the amounts as a component of stockholders' equity (deficit). Under these arrangements, the Company provided an allowance for doubtful accounts of $122,583 to reflect the net realizable value of the notes at December 31, 1997 and 1998, respectively.

9. SUBSEQUENT EVENTS (UNAUDITED)

     On July 14, 1999, the Company executed a Promissory Note with one of its employees for $20,000. The Promissory Note bears interest at 7%. Principal and interest payments are due beginning on September 1, 2002 with the final payment due on August 1, 2006.

     On June 30, 1999, the Company accrued $154,000 for a pending legal claim filed against the Company. This accrual relates to a dispute between the Company and its former data transmitter vendor. The vendor maintains that the Company is liable for late fee charges, exchange fees and lost pager fees that the Company previously deducted from a royalty payment made to the vendor. The Company is investigating the charges and believes the charges are without merit. No assurance can be given, however, that this matter will be resolved in the Company's favor.

                         UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL INFORMATION

     The unaudited pro forma condensed consolidated financial information has been prepared by Aether's management and gives effect to the Mobeo acquisition. The pro forma condensed consolidated statements of operations for the year ended December 31, 1998 and for the six months ended June 30, 1999 have been prepared to give effect to the Mobeo acquisition as if it had occurred on January 1, 1998. The pro forma net loss per share information gives effect to our conversion from a limited liability company to a corporation. The pro forma condensed consolidated balance sheet as of June 30, 1999 gives effect to the Mobeo acquisition as if it had occurred on June 30, 1999. The pro forma consolidated as adjusted balance sheet information gives effect to the Mobeo acquisition and the conversion to a corporation plus the offering of shares covered by this prospectus and the application of the net proceeds.

     The pro forma adjustments, which are based upon available information and certain assumptions that Aether believes are reasonable in the circumstances, are applied to the historical financial statements of Aether and Mobeo. The Mobeo acquisition is accounted for under the purchase method of accounting. Aether's allocation of the purchase price is based upon the estimated fair value of assets acquired and liabilities assumed in accordance with Accounting Principles Board Opinion No. 16. The purchase price allocations reflected in the accompanying unaudited pro forma condensed consolidated financial statements may be different from the final allocation of the purchase price and any such differences may be material.

     The accompanying unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical financial statements and the notes thereto for both Aether and Mobeo, which are included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial statements are provided for informational purposes only and do not purport to represent what Aether's financial position or results of operations would actually have been had the Mobeo acquisition occurred on such dates or to project Aether's results of operations or financial position for any future period.

                              AETHER SYSTEMS, INC.

                         UNAUDITED PRO FORMA CONDENSED
                           CONSOLIDATED BALANCE SHEET


                                                                        AS OF JUNE 30, 1999
                                  -----------------------------------------------------------------------------------------------
                                                                  PRO FORMA
                                                                 ACQUISITION                        PRO FORMA        PRO FORMA
                                  HISTORICAL       HISTORICAL   AND FINANCING        PRO FORMA       OFFERING      CONSOLIDATED
                                    AETHER           MOBEO       ADJUSTMENTS        CONSOLIDATED   ADJUSTMENTS      AS ADJUSTED
                                  ----------       ----------   -------------       ------------   ------------   ---------------
                                                             ASSETS
Current assets:
  Cash and cash equivalents.....  $  457,305       $  558,732    $ 2,143,000(A)     $ 3,159,037    $ 61,990,000(B)   $65,149,037
  Short-term investments........   3,957,602               --                         3,957,602                       3,957,602
  Accounts receivable, net......     124,873          276,263                           401,136                         401,136
  Inventory, net................      88,368               --                            88,368                          88,368
  Prepaid and other current
    assets......................      71,816           23,464                            95,280                          95,280
  Deferred income tax...........          --          465,417       (465,417)(A)             --                              --
                                  ----------       ----------    -----------        -----------    ------------     -----------
    Total current assets........   4,699,964        1,323,876      1,677,583          7,701,423      61,990,000      69,691,423
Property and equipment, net of
  accumulated depreciation......   1,166,849          335,703                         1,502,552                       1,502,552
Other assets....................          --           27,609                            27,609                          27,609
Deferred income taxes...........          --           17,938        (17,938)(A)             --
Deferred financing fees.........          --               --        830,000(A)         830,000        (830,000)(B)            --
Other intangibles...............          --               --      6,600,000(A)       6,600,000                       6,600,000
Goodwill........................          --           29,411      9,064,587(A)       9,093,998                       9,093,998
                                  ----------       ----------    -----------        -----------    ------------     -----------
    Total assets................  $5,866,813       $1,734,537    $18,154,232        $25,755,582    $ 61,160,000     $86,915,582
                                  ==========       ==========    ===========        ===========    ============     ===========

                                     LIABILITIES, MEMBERS' CAPITAL AND STOCKHOLDERS' EQUITY
Current liabilities :
  Accounts payable..............  $  347,919       $  406,550                       $   754,469    $                $   754,469
  Accrued expenses..............     653,012          811,431                         1,464,443                       1,464,443
  Income tax payable............          --           54,154        (54,154)(A)             --                              --
  Deferred revenue..............      25,000          826,788                           851,788                         851,788
  Note payable..................          --               --     14,830,000(A)      14,830,000     (14,830,000)(B)            --
                                  ----------       ----------    -----------        -----------    ------------     -----------
    Total current liabilities...   1,025,931        2,098,923     14,775,846(A)      17,900,700     (14,830,000)      3,070,700
Deferred tax liability..........          --               --      2,640,000(A)       2,640,000                       2,640,000
Members' capital................   4,840,882               --        374,000(A)       5,214,882      (5,214,882)(B)            --
Stockholders' equity (deficit):
  Preferred stock, $0.01 par
    value; 1,000,000 shares
    authorized; 0 shares issued
    and outstanding (pro forma
    consolidated, as
    adjusted)...................          --               --                                --                              --
  Common stock, $0.01 par value;
    75,000,000 shares
    authorized, 26,066,995
    shares issued and
    outstanding (pro forma
    consolidated, as
    adjusted)...................          --               --                                --         260,670(B)       260,670
  Additional paid-in-capital....          --          172,625       (172,625)(A)             --      81,774,212(B)    81,774,212
  Accumulated deficit...........          --         (537,011)       537,011(A)              --        (830,000)(B)      (830,000)
                                  ----------       ----------    -----------        -----------    ------------     -----------
    Total stockholders' equity
      (deficit).................          --         (364,386)       364,386                 --      81,204,882      81,204,882
                                  ----------       ----------    -----------        -----------    ------------     -----------
    Total liabilities, members'
      capital and stockholders'
      equity....................  $5,866,813       $1,734,537    $18,154,232        $25,755,582    $ 61,160,000     $86,915,582
                                  ==========       ==========    ===========        ===========    ============     ===========


---------------

(A) The Mobeo acquisition is to be accounted for as a purchase pursuant to Accounting Principles Board Opinion No. 16. Under such purchase accounting principles, Mobeo's assets acquired and liabilities assumed are required to be adjusted to their estimated fair values at the date of acquisition. The difference between the purchase cost and the fair value of Mobeo's net tangible and identifiable intangible assets is goodwill.

     The purchase price for Mobeo is as follows:

Cash consideration................................  $11,707,000
Units options.....................................      374,000*
Estimated costs and expenses......................      150,000
                                                    -----------
    Total purchase price..........................  $12,231,000
                                                    ===========

---------------

* Represents the value of 18,442 fully vested unit options at an exercise price of $12.00 per unit granted to three employees of Mobeo in exchange for their fully vested options in Mobeo. The value of the unit options was calculated using the Black-Scholes option pricing model with the following assumptions: fair market value of $30.00 per unit, expected dividend yield 0 percent, risk-free interest rate of 4.0 percent, expected life of two years and volatility of 70 percent.

     The Company financed the acquisition of Mobeo with a short-term note payable. The Company expects to repay this short-term note payable with the proceeds from its initial public offering.

     The allocation of the purchase price to the fair value of the assets acquired and liabilities assumed is preliminary and will be finalized following completion of a full valuation of acquired assets and liabilities of Mobeo. The preliminary allocation of the purchase price is as follows:

Current assets....................................  $   858,459
Fixed assets, net.................................      335,703
Other assets......................................       27,609
Current liabilities...............................   (2,044,769)
Deferred tax liability............................   (2,640,000)***
In-place workforce................................      200,000**
Acquired subscribers..............................    6,400,000**
Goodwill..........................................    9,093,998
                                                    -----------
    Total purchase cost...........................  $12,231,000
                                                    ===========

 ** The Company plans to amortize identifiable intangible assets and goodwill as follows:

    In-place workforce       3
    years
    Acquired subscribers     5
    years
    Goodwill           7 years

*** The Company has recorded a deferred tax liability of $2,640,000 due to the fact that the identifiable intangible assets, in-place workforce and acquired subscribers have no basis for tax reporting purposes. The deferred tax liability was determined using a tax rate of 40 percent.

    Also reflects the borrowing of $14,830,000 under a short-term not payable for: related payment of deferred financing fees of $830,000, payment of acquisition costs of $11,857,000, and cash of $2,143,000 for general corporate purposes.

(B) Reflects the sale of 6,000,000 shares of Common Stock in the Offering at an assumed initial public offering price of $14.00 per share, after deducting underwriting discounts and commissions and offering expenses, the repayment of the short-term note payable, and the merger of the Company with and into Aether Systems, Inc. at an assumed conversion of one unit to 2.5 shares of Common Stock. Also includes recording of expense for deferred financing fees of $830,000 associated with repayment of short-term note payable.

                              AETHER SYSTEMS, INC.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS

                                                                            SIX MONTHS ENDED JUNE 30, 1999
                                                              -----------------------------------------------------------
                                                                                            PRO FORMA
                                                              HISTORICAL    HISTORICAL     ACQUISITION        PRO FORMA
                                                                AETHER        MOBEO        ADJUSTMENTS       CONSOLIDATED
                                                              -----------   ----------   ---------------     ------------
Revenues:
  Subscriber revenue........................................  $   598,810   $5,047,195                       $ 5,646,005
  Engineering service revenue...............................      188,274           --                           188,274
                                                              -----------   ----------                       -----------
    Total revenue...........................................      787,084    5,047,195                         5,834,279
                                                              -----------   ----------                       -----------
Cost of subscriber revenue..................................      530,823    1,757,188                         2,288,011
Cost of engineering service revenue.........................      119,829           --                           119,829
                                                              -----------   ----------                       -----------
    Total cost of revenue...................................      650,652    1,757,188                         2,407,840
                                                              -----------   ----------                       -----------
         Gross profit.......................................      136,432    3,290,007                         3,426,439
                                                              -----------   ----------
Operating expenses:
  Research and development..................................    1,002,107      427,210                         1,429,317
  General and administrative................................    1,582,600    1,451,285     $  (516,289)(B)     2,517,596
  Selling and marketing.....................................      555,428    1,250,230        (446,405)(B)     1,359,253
  Depreciation and amortization.............................      193,523       60,405       1,322,905(A)      1,576,833
  Unit option and warrant expense...........................    1,263,150           --         817,250(C)      2,080,400
                                                              -----------   ----------     -----------       -----------
    Total operating expenses................................    4,596,808    3,189,130       1,177,461         8,963,399
                                                              -----------   ----------     -----------       -----------
Operating (loss) income.....................................   (4,460,376)     100,877      (1,177,461)       (5,536,960)
Interest income, net(E).....................................      140,753       15,559                           156,312
Other income (loss).........................................           --      (50,569)                          (50,569)
                                                              -----------   ----------     -----------       -----------
(Loss) income before income tax provision...................   (4,319,623)      65,867      (1,177,461)       (5,431,217)
                                                                                46,190         (46,190)(D)
Income tax provision........................................           --           --        (269,933)(D)      (269,933)
                                                              -----------   ----------     -----------       -----------
Net (loss) income...........................................  $(4,319,623)  $   19,677     $  (861,338)      $(5,161,284)
                                                              ===========   ==========     ===========       ===========
Pro forma net (loss) income per share-basic and
  diluted(F)................................................                                                 $     (0.20)
                                                                                                             ===========
Pro forma weighted average shares used in per share
  computations: basic and diluted(F)........................                                                  25,877,855
                                                                                                             ===========

---------------
(A) Reflects the amortization of intangible assets, including goodwill over three to seven year periods. The estimated period of amortization of identifiable intangible assets and goodwill is based on preliminary allocations of values to identifiable intangible assets of Mobeo. The Company does not believe that the final allocation of values to intangible assets and goodwill of Mobeo will result in amortization expense materially different from the adjustment above.

(B) Reflects the elimination of compensation expense associated with certain management employees of Mobeo who will cease employment following the acquisition and will not be replaced.

(C) Reflects the amortization of the estimated fair value of 125,000 unit options with an exercise price of $15.00 per unit granted to two former owners of Mobeo for consulting services over the two year lives of the consulting agreements. The value of the unit options was calculated using the Black-Scholes option pricing model with the following assumptions: fair market value of $30.00 per unit, expected dividend yield of 0 percent, risk-free interest rates of 4.0 percent, expected life of eighteen months and volatility of 70 percent. Also reflects amortization of the fair value of 30,000 unit options at an exercise price of $12.00 per unit and 22,000 unit options at an exercise price of $6.00 per unit granted to employees of Mobeo. The value of the unit options was calculated using the difference between the exercise price and the fair market value of $30.00 per unit.

(D) Reflects the elimination of the current income tax provision due to the Company's net operating losses and the recording of a deferred tax benefit related to the amortization of identifiable intangibles.

(E) The pro forma condensed consolidated statement of operations does not reflect any interest expense associated with the short-term debt expected to be used to finance the acquisition of Mobeo as the Company expects to repay such short-term debt with the proceeds from its initial public offering.

(F) The pro forma loss per share information gives effect to the merger of the Company with and into Aether Systems, Inc. in which each unit will be exchanged for 2.5 shares of common stock in Aether Systems, Inc., and the issuance of 6,000,000 shares of common stock at a price of $14.00 per share.

                              AETHER SYSTEMS, INC.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS

                                                                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                                           -----------------------------------------------------------
                                                                                         PRO FORMA
                                                           HISTORICAL    HISTORICAL     ACQUISITION        PRO FORMA
                                                             AETHER        MOBEO        ADJUSTMENTS       CONSOLIDATED
                                                           -----------   ----------   ---------------     ------------
Revenues:
  Subscriber revenue.....................................  $   549,057   $8,580,786                       $ 9,129,843
  Engineering service revenue............................      963,165           --                           963,165
                                                           -----------   ----------                       -----------
    Total revenue........................................    1,512,222    8,580,786                        10,093,008
                                                           -----------   ----------                       -----------
Cost of subscriber revenue...............................      797,165    3,040,743                         3,837,908
Cost of engineering service revenue......................      304,137           --                           304,137
                                                           -----------   ----------                       -----------
    Total cost of revenue................................    1,101,302    3,040,743                         4,142,045
                                                           -----------   ----------                       -----------
         Gross profit....................................      410,920    5,540,043                         5,950,963
                                                           -----------   ----------                       -----------
Operating expenses:
  Research and development...............................    1,267,320      496,570                         1,763,890
  General and administrative.............................    2,773,332    2,706,544     $  (889,761)(B)     4,590,115
  Selling and marketing..................................      840,455    2,302,360        (789,524)(B)     2,353,291
  Depreciation and amortization..........................      264,685      112,903       2,645,810(A)      3,023,398
  Unit option and warrant expense........................       32,580           --       1,634,500(C)      1,667,080
                                                           -----------   ----------     -----------       -----------
    Total operating expenses.............................    5,178,372    5,618,377       2,601,025        13,397,774
                                                           -----------   ----------     -----------       -----------
Operating loss...........................................   (4,767,452)     (78,334)     (2,601,025)       (7,446,811)
Interest income, net(E)..................................       74,180        4,969                            79,149
Loss on disposal of assets...............................           --      (14,778)                          (14,778)
                                                           -----------   ----------     -----------       -----------
Loss before income tax provision.........................   (4,693,272)     (88,143)     (2,601,025)       (7,382,440)
Income tax provision.....................................           --       12,750         (12,750)(D)            --
                                                                                           (539,866)(D)      (539,866)(D)
                                                           -----------   ----------     -----------       -----------
Net loss.................................................  $(4,693,272)  $ (100,893)    $(2,048,409)      $(6,842,574)
                                                           ===========   ==========     ===========       ===========
Pro forma net loss per share basic and diluted (F).......                                                 $     (0.31)
                                                                                                          ===========
Pro forma weighted average shares used in per share
  computations: basic and diluted(F).....................                                                  21,916,383
                                                                                                          ===========

---------------
(A) Reflects the amortization of intangible assets, including goodwill over three to seven year periods. The estimated period of amortization of identifiable intangible assets and goodwill is based on preliminary allocations of values to identifiable intangible assets of Mobeo. The Company does not believe that the final allocation of values to intangibles and goodwill of Mobeo will result in amortization expense materially different from the adjustment above.

(B) Reflects the elimination of compensation expense associated with certain management employees of Mobeo who will cease employment following the acquisition and will not be replaced.

(C) Reflects the amortization of the estimated fair value of 125,000 unit options at an exercise price of $15.00 per unit granted to former owners of Mobeo for consulting services over the two year lives of the consulting agreements. The value of the unit options was calculated using the Black-Scholes option pricing model with the following assumptions: fair market value of $30.00 per unit, expected dividend yield of 0 percent, risk-free interest rate of 4.0, expected life of eighteen months and volatility of 70 percent. Also reflects amortization of the fair value of 30,000 unit options at an exercise price of $12.00 per unit and 22,000 unit options at an exercise price of $6.00 per unit granted to employees of Mobeo. The value of the unit options was calculated using the difference between the exercise price and the fair market value of $30.00 per unit.

(D) Reflects the elimination of the current income tax provision due to the Company's net operating losses and the recording of deferred tax benefit related to the amortization of identifiable intangibles.

(E) The pro forma condensed consolidated statement of operations does not reflect any interest expense associated with the short-term debt expected to be used to finance the acquisition of Mobeo as the Company expects to repay such short-term debt with the proceeds from its initial public offering.

(F) The pro forma loss per share information gives effect to the merger of the Company with and into Aether Systems, Inc. in which each unit will be exchanged for 2.5 shares of common stock in Aether Systems, Inc., and the issuance of 6,000,000 shares of common stock at a price of $14.00 per share.

                      [DESCRIPTION OF INSIDE BACK COVER:]

     The inside back cover includes the Aether logo and the words "Bringing wireless data to the enterprise."

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Through and including        , 1999 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                6,000,000 SHARES

                                 [AETHER LOGO]

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                              MERRILL LYNCH & CO.

                               ROBERTSON STEPHENS

                          DONALDSON, LUFKIN & JENRETTE

                           U.S. BANCORP PIPER JAFFRAY

                                        , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be paid by Aether Systems, Inc. ("Aether" or "Aether Systems") in connection with the distribution of the securities being registered, other than underwriting discounts and commission, are as follows:


                                                               AMOUNT(1)
                                                               ----------
Securities and Exchange Commission Registration Fee.........   $   31,171
NASD Filing Fee.............................................        8,000
Nasdaq National Market Listing Fee..........................       95,000
Accounting Fees and Expenses................................      400,000
Blue Sky Fees and Expenses..................................       10,000
Legal Fees and Expenses.....................................      500,000
Transfer Agent and Registrar Fees and Expenses..............       25,000
Printing and Engraving Expenses.............................      250,000
Director and Officer Liability Insurance (2)................      190,000
Miscellaneous Fees and Expenses.............................       30,829
                                                               ----------
          Total.............................................   $1,540,000
                                                               ==========


---------------
(1) All amounts are estimates except the SEC filing fee, the NASD filing fee and the Nasdaq National Market listing fee.

(2) Represents premiums paid by Aether on policies that insure Aether' directors and officers against certain liabilities they may incur in connection with the registration, offering and sale of the securities described herein.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Under Section 145 of the General Corporate law of the State of Delaware, Aether Systems has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Aether Systems' bylaws (Exhibit 3.2 hereto) also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

     Aether's certificate of incorporation (Exhibit 3.1 hereto) provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to Aether and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to Aether, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     Prior to the effective date of the Registration Statement, Aether will have entered into agreements with its directors and certain of its executive officers that require Aether to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of Aether or any of its affiliated enterprises, provided such person acted in good father and in a manner such person reasonably believed to be in or not opposed to the best interests of Aether and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     Aether intends to obtain in conjunction with the effectiveness of the Registration Statement a policy of directors' and officers' liability insurance that insures Aether's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of Aether and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since its inception, the registrant's predecessor, Aether Technologies International, L.L.C. ("Aether LLC") has issued and sold unregistered securities in the transactions described below.

     1) In January 1996, NexGen Technologies, L.L.C. contributed assets in the wireless data field to Aether LLC in exchange for 3,000,000 units and Transettlements, Inc. contributed $1,000,000 in cash in exchange for 1,000,000 units. On May 21, 1996, Transettlements contributed an additional $500,000 in exchange for an additional 500,000 units.

     2) In February 1997, a subsidiary of Telcom Ventures, L.L.C. acquired 290,000 units from Transettlements and contributed $1,000,000 to Aether LLC in exchange for 625,000 units. In December 1997, Telcom Ventures and its subsidiary contributed an additional $690,369 to Aether LLC in exchange for an additional 230,123 units.

     3) In January 1998, Pyramid Ventures, Inc., a subsidiary of Bankers Trust Corporation, acquired 333,333 units at $3.00 per unit and 401,961 units at $3.73 per unit for total proceeds to Aether LLC of approximately $2.5 million.

     In June 1998, Telcom Ventures and Pyramid each loaned us $250,000. The notes accrued interest at 8% per year and were due on demand with a stated maturity date of the earlier of December 31, 1998 or the closing of an anticipated private placement of units. The notes were convertible into units at the option of the holder at the rate of $250,000 divided by the per unit price to be paid in the anticipated private placements. In connection with the issuance of these notes, we also issued 5,656 warrants with an exercise price of $0.01 per unit to each of Telcom Ventures and Pyramid. Pyramid converted its $250,000 loan plus accrued interest in August 1998 into 57,180 units at a per unit price of $4.42 and exercised its warrant and acquired 5,656 units. In August 1998, we repaid the amount owed Telcom Ventures, including $2,520 in interest. Telcom Ventures exercised its warrant and received 5,656 units in August 1999.

     4) In August 1998, Reuters MarketClip Holdings Sarl received 1,131,222 units in exchange for $4,735,020 in cash and forgiveness of $530,980 Aether LLC owed Reuters for hardware and other inventory, offset by $266,000 Reuters owed us under a license agreement we previously entered into with Reuters relating to sales of MarketClip, and related fees.

     5) In October 1998, 3Com Corporation contributed $6,000,000, in exchange for 1,000,000 units. At the same time Aether LLC issued 3Com a conditional warrant to purchase 357,466 units exercisable at $0.01 per unit if the milestones described below are achieved before October 29, 2001. 3Com achieved the first milestone entitling it to exercise 57,466 units as a result of having completed a joint sales and marketing plan. 3Com may exercise an additional 150,000 units when Aether LLC receives revenue of $6 million in engineering services revenue from business opportunities introduced by 3Com. 3Com may exercise an additional 150,000 units if Aether LLC attains 6,000 wireless service subscribers as a result of business opportunities introduced to us by 3Com. 3Com has not attained either of these last two milestones and has not exercised any of its warrants.

     6) Aether LLC from time to time has granted options or warrants to acquire units to employees and members of the managing board. The following table sets forth certain information regarding such grants:


                                                            RANGE OF
                     NO. OF UNITS                        EXERCISE PRICES
                     ------------                        ---------------
1996   277,375                                           $1.00
1997   122,625                                           $1.00
1998   241,875                                           $3.73-$4.42
1999  1,007,142                                          $4.42-$20.00



     7) Prior to the closing of this offering, each member of Aether LLC will contribute its membership units in Aether LLC to Aether Systems, Inc. in exchange for two and one-half shares of common stock of Aether Systems, Inc. Following such contribution of membership units, Aether LLC will merge with and into Aether Systems, Inc., as a result of which all of the assets and liabilities of Aether LLC will be transferred to Aether Systems, Inc. In connection with this merger, each option and warrant to acquire a membership unit in Aether LLC will be exchanged for an option or warrant, as the case may be, to purchase 2.5 shares of common stock of Aether Systems, Inc.



     8) In August 1999, Aether LLC issued 40,000 units (equivalent to 100,000 shares) pursuant to Mr. Ein's exercise of an option for units at an exercise price of $.40 per unit. On September 8, 1999, Mr. Beese exercised an option for 30,000 units (equivalent to 75,000 shares) at an exercise price of $.40 per unit.



     9) On September 28, 1999, we issued to Merrill Lynch Capital Corporation in connection with a credit facility warrants to purchase up to 2,419,690 shares of our common stock for no consideration. These warrants only become exercisable if the credit facility is not repaid in a timely manner.



     10) On September 28, 1999, we issued options for 195,442 units (equivalent to 488,605 shares) in connection with Aether LLC's acquisition of Mobeo, Inc. The exercise price of options for (1) 125,000 units (equivalent to 312,500 shares) is $15.00 per unit, (2) 46,442 units (equivalent to 116,105 shares) is $12.00 per unit, and (3) 24,000 units (equivalent to 60,000 shares) is $6.00 per unit.



     The sale and issuance of securities in the transactions described above were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers were sophisticated investors who represented their intention to acquire securities for investment only and not with a view to distribution and received or had access to adequate information about the Aether LLC. Some of the options identified in sub-items 6 and 10 were exempt from registration pursuant to Rule 701 under the Securities Act.


     No underwriters were employed in any of the above transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     Exhibits

     The exhibit index is incorporated by reference.

     Financial Statement Schedules

     None.

     Schedules other than those listed above have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes. Columns omitted from schedules filed have been omitted since the information is not applicable.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Owings Mills, State of Maryland on the 18th day of October, 1999.


                                            Aether Systems, Inc.

                                            By:      /s/ DAVID S. OROS
                                              ----------------------------------
                                                David S. Oros
                                                President and Chief Executive
                                                Officer and Chairman

     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

                  /s/ DAVID S. OROS                    President, Chief Executive Officer   October 18, 1999
-----------------------------------------------------             and Chairman
                    David S. Oros

                        /s/ *                          Chief Financial Officer (Principal   October 18, 1999
-----------------------------------------------------  Financial and Accounting Officer)
                  David C. Reymann

               *By: /s/ DAVID S. OROS
-----------------------------------------------------
                    David S. Oros
                   Attorney-in-fact

                                  SCHEDULE II
                        VALUATION OF QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                                   BALANCE AT   CHARGED TO                BALANCE AT
                                                   BEGINNING    COSTS AND                    END
                 CLASSIFICATION                     OF YEAR      EXPENSES    DEDUCTIONS    OF YEAR
                 --------------                    ----------   ----------   ----------   ----------
1996
Provision for doubtful accounts and sales
  returns........................................   $     --     $     --     $     --     $     --
Provision for inventory obsolescence.............         --           --           --           --
1997
Provision for doubtful accounts and sales
  returns........................................         --           --           --           --
Provision for inventory obsolescence.............         --           --           --           --
1998
Provision for doubtful accounts and sales
  returns........................................         --      157,061           --      157,061
Provision for inventory obsolescence.............         --      169,630           --      169,630

                                 EXHIBIT INDEX


        EXHIBIT
         NUMBER                            DOCUMENT AND DESCRIPTION
        -------                            ------------------------
           1.1           -- Form of Purchase Agreement
           2.1           -- Agreement of Merger, dated as of October 18, 1999,
                            between Aether Systems LLC, and Aether Systems, Inc.
         **2.2           -- Stock Purchase Agreement by and among Aether Technologies
                            International, L.L.C., Mobeo, Inc. and Perter Kibler,
                            Winston Barrett and Edward Spear dated as of August 19,
                            1999.
           3.1           -- Amended and Restated Certificate of Incorporation of
                            Aether Systems, Inc.
           3.2           -- Bylaws of Aether Systems, Inc.
           4.1           -- Specimen Certificate for Aether Systems Common Stock
           5.1           -- Opinion of Wilmer, Cutler & Pickering as to the legality of the shares of common Stock being registered
        **10.1           -- Amended and Restated License, Marketing and Distribution
                            Agreement between Reuters America, Inc. and Aether
                            Technologies International, L.L.C. dated August 11, 1998.
        **10.2           -- Contract Between Discover Brokerage Direct, Inc. and
                            Aether Technologies International, L.L.C. dated August 5,
                            1999.
        **10.3           -- Options Price Reporting Authority Vendor Agreement
                            between Aether Technologies and the American Stock
                            Exchange, Inc. dated June 3, 1997.
        **10.4           -- Agreement between Aether Technologies International,
                            L.L.C. and New York Stock Exchange dated July 19, 1999.
        **10.5           -- Vendor Agreement by and between Aether Technologies
                            International, L.L.C. and the Nasdaq Stock Market, Inc.
                            dated October 4, 1996.
        **10.6           -- Dow Jones Indexes Enterprise Distribution Agreement dated
                            April 23, 1999.
        **10.7           -- Employment Agreement between Aether Technologies
                            International, L.L.C. and David Oros dated July 7, 1999.
        **10.8           -- Employment Agreement between Aether Technologies
                            International, L.L.C. and David Reymann dated May 18,
                            1999.
        **10.9           -- Series A Preferred Stock Purchase Agreement dated as of
                            August 9, 1999.
        **10.10          -- Investors' Rights Agreement by and among AirWeb
                            Corporation and each of the holder of the Series A
                            Preferred Stock listed in Schedule A and Patrick McVeigh,
                            Barak Berkowitz, Michael Bolbec and Andrew Simms dated
                            August 9, 1999.
        **10.11          -- Right of First Refusal and Co-Sale Agreement by and among
                            AirWeb Corporation, Inc., and those holders of the Common
                            Stock identified in Schedule A and B dated August 9,
                            1999.
        **10.12          -- Voting Agreement by and among the holders of Common Stock set forth in Schedule A and Purchase of the Series A
                            Preferred Stock dated August 9, 1999.
        **10.13          -- Aether-OpenSky Side Letter regarding development and
                            resale services dated August 9, 1999.
        **10.14          -- Software License Agreement by and between Aether
                            Technologies International, L.L.C. and AirWeb Corporation
                            dated August 9, 1999.
        **10.15          -- AirWeb Corporation Warrant to Purchase 3,000,000 Shares
                            of Series A Preferred Stock dated August 9, 1999.
        **10.16          -- Strategic License Agreement between Aether Technologies
                            International, L.L.C. and Riverbed Technologies, Inc.
                            dated as of June 15, 1999.
        **10.17          -- Consulting Agreement between Aether Technologies, L.L.C.
                            and Orbcomm Global, L.P. dated as of October 26, 1998.
        **10.18          -- Credit Agreement dated as of September 28, 1999 among
                            Merrill Lynch & Co. and the leaders named therein.
        **10.19          -- Aether Systems, Inc. 1999 Equity Incentive Plan effective as of October 1, 1999

        EXHIBIT
         NUMBER                            DOCUMENT AND DESCRIPTION
        -------                            ------------------------
        **10.20          -- Aether Systems, Inc. Senior Bonus Plan effective as of
                            September 29, 1999
          10.21          -- Form of Registration Rights Agreement
          10.22          -- Form of Subscription Agreement between Aether Systems,
                            Inc. and National Discount Brokers
          11.1           -- Statement regarding computation of per share earnings.
        **21.1           -- Subsidiaries of Aether Systems
          23.1           -- Consent of KPMG LLP
          23.2           -- Consent of PricewaterhouseCoopers LLP
          23.3           -- Consent of Wilmer, Cutler & Pickering, included in
                            Exhibit 5.1
        **23.4           -- Consent of J. Carter Beese, Jr.
        **23.5           -- Consent of Frank A. Bonsal, Jr.
        **23.6           -- Consent of Mark D. Ein
        **23.7           -- Consent of Rahul C. Prakash
        **23.8           -- Consent of Janice M. Roberts
        **23.9           -- Consent of Dr. Rajendra Singh
        **23.10          -- Consent of Devin N. Wenig
        **23.11          -- Consent of Thomas E. Wheeler
        **23.12          -- Consent of George P. Stamas
        **23.13          -- Consent of the Yankee Group
        **24.1           -- Power of Attorney, included on the signature page hereof


---------------

** Previously filed.